UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission file number 001-04321

WAG! GROUP CO.
(Exact name of registrant as specified in its charter)

Delaware	**88-3590180**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
55 Francisco Street, Suite 360	
San Francisco, California	**94133**
(Address of Principal Executive Offices)	(Zip Code)

(707) 324-4219

Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	PET	The Nasdaq Global Market
Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50 per share	PETWW	The Nasdaq Global Market

Securities registered pursuant to section 12(g) of the Act:

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).Yes ☒ ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of voting stock held by non-affiliates of the Registrant on June 30, 2022, based on the closing price of $9.90 for shares of the Registrant's common stock as reported by the Nasdaq, was approximately $131.5 million. Shares of common stock beneficially owned by each executive officer, director, and holder of more than 10% of our common stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

APPLICABLE ONLY TO REGISTRANTS INVOLVED IN BANKRUPTCY

PROCEEDINGS DURING THE PRECEDING FIVE YEARS:

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☐ No

APPLICABLE ONLY TO CORPORATE ISSUERS:

As of March 24, 2023, there were 37,428,825 shares of common stock, par value of $0.0001 per share outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for its 2023 annual meeting of stockholders are incorporated by reference in Part III of this Form 10-K.

TABLE OF CONTENTS

Part I

Item 1 Business

Unless the context otherwise requires, all references in this section to the "Company", "we", "us", or "our" refer to the business of Wag, Labs, Inc. and its subsidiaries prior to the consummation of the Merger described below under "Our History" or Wag! Group Co. together with its consolidated subsidiaries, after the consummation of the Business Combination.

Overview

Our mission is to be the #1 partner to busy Pet Parents. We believe that being busy shouldn't stop Pet Parents from owning or taking care of their pets. We are dedicated to building a future in which every pet has access to comprehensive, safe, and high-quality care right at the fingertips of those who support them; whether that be time spent out in the fresh air, training, insurance options to fit their needs, pet food alternatives up to their caliber, or pet health products delivered directly to their front door. This future will be built by a passionate community of pet lovers and pet focused vendors who are dedicated creating joy for pets and those who love them. Wag! Group Co. ("Wag!") is the holistic pet care platform for bringing these passionate providers and vendors together in one place, and we are just getting started.

Wag! exists to make pet ownership possible and to bring joy to pets and those who love them. We are committed to maximizing the happiness of pets and Pet Parents alike. Your furry family member deserves the best, and that's what we strive to deliver every day, through thoughtful innovation and a platform that is disrupting the traditional pet care and wellness industry with technology that enables Pet Parents to manage the health and well-being of their furry family member seamlessly and efficiently.

Our History

Wag! Group Co., formerly known as CHW Acquisition Corporation ("CHW) is incorporated in Delaware with headquarters in San Francisco, California. Wag Labs, Inc., a Delaware corporation and, after the Merger described below, our wholly owned subsidiary ("Legacy Wag!") Legacy Wag! was incorporated in 2014 and was founded as an American pet services marketplace company powering a mobile-first technology platform that enabled on-demand and scheduled dog walking, overnight care, training, and other pet care services. Wag! expanded its service offerings into the pet wellness industry through its wellness offerings, together with the acquisition of Compare Pet Insurance Services, Inc., in August 2021.

On August 9, 2022, pursuant to the terms of a business combination agreement (the "Business Combination Agreement"), CHW Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of CHW merged with and into Legacy Wag! (the "Merger"), with Legacy Wag! surviving the Merger as a wholly owned subsidiary of CHW. The Merger was approved by CHW's stockholders at a meeting held on July 28, 2022. At the closing of the Merger, CHW changed its name to Wag! Group, Co.

Our Business

Our company was founded in 2015, born from a passion for the well-being of pets and an entrepreneurial spirit focused on making pet parenthood easier so that pets and their humans can share a fulfilling life full of joyful moments. Wag! develops and supports a proprietary marketplace technology platform available as a website and mobile app that enables independent Pet Caregivers and vendors to connect with Pet Parents. We built a platform where Pet Parents can find Pet Caregivers who want to earn extra income, together with a marketplace of services providers and vendors who are able to provide support for pets. We believe that these connections not only enable better care for pets, but also create joy for both parties, and so we sought to radically simplify the logistics of pet care. Beyond providing unrivaled services to premium Pet Parents, Wag! has expanded its reach to become the "button on the phone for the paw". Wag! is a key player in the pet wellness market via the management and operation of Petted.com, a pet insurance comparison service, as well as through the acquisition of Furmacy, Inc. ("Furmacy") which delivers pet health products directly to the door of loving Pet Parents. We have experienced consistent strong growth year over year, increasing annual revenue

by over 170% from 2021 to 2022. Additionally, in 2023, Wag! expanded into the $50 billion pet food and treat market by acquiring from Clicks and Traffic LLC the assets of Dog Food Advisor, one of the most visited and trusted dog food marketplaces in the US ("Dog Food Advisor"). Wag! believes that the addition of Dog Food Advisor will unlock tremendous value and insights for recurring and new customers alike; those to whom we already provide an unparalleled marketplace experience in the wellness space and longtime customers who rely on Dog Food Advisor for expert advice. Wag! exists to make pet ownership possible and bring joy to pets and those who love them.

For Pet Caregivers, we built tools to easily create a listing in the Wag! platform, along with simple tools for promoting their profile online, scheduling and booking service opportunities, communicating with Pet Parents, and receiving payment. To assist both Pet Parents and Pet Caregivers, we invested in a customer service team available 24/7 to support them along the way. To be a brand dedicated to trust and safety, we thoroughly vet and screen all Pet Caregivers, and provide up to $1 million property damage protection, subject to certain terms and conditions.

With over 450,000 Pet Caregivers approved through 2022, our network of caregivers enables us to facilitate connections between pet, parent, and caregiver to best meet the unique needs and preferences of all members of the community. Our results speak for themselves — Pet Parents love Wag!. Based on internal reporting, from inception through December 2022, Pet Parents have written over 11 million reviews, more than 96% of which have earned five stars. As a Company which understands the walking business, having provided over 14 million miles on foot since inception, we know that the experience is a two-way street. Our engineers work to optimize the experience for Pet Caregivers just as they do for our Pet Parents, and in 2022 launched the ability to leave notes on furry friends for future Pet Caregivers to ensure a seamless experience.

We believe the demand for high-quality, personalized pet care far exceeds the existing market due to the increases in pet adoption and return to office policies being implemented. As of the end of December 2022, although we saw a steady rise throughout the year, less than 50% of people were back in-office based on the Kastle "Back to Work Barometer" data study. According to a study performed by Adzuna research in November 2022, this number is expected to rise as employers openly state firmer in-office policies in 2023. Additionally, the proportion of open roles specifying an "office-based" requirement has risen to a 19-month high of 4.2%. Beyond the pet service sector of the addressable market, untapped potential coupled with the continued trend of the humanization of pets may lead to a spike in the pet insurance space. According to an industry report released by the North American Pet Health Insurance Association, there was an increase of approximately 30% from 2020 to 2021 of insured pets in North America. While this growth is exciting for Wag!, over 155 million pets in the United States still remain uninsured; leaving approximately 97% of pets in the United States as potential entrants into the market.

We are committed to improving the quality of life for all pets. To give back to our communities, we donate a portion of the proceeds from each walk to local shelters. From our inception through December 2022, we have donated over 16.5 million meals to pets in need through our partnership with the Greater Good Rescue Bank Program. We have also partnered with the Humane Society of the United States.

In 2022, we derived revenue from four distinct streams: (1) service fees charged to Pet Caregivers; (2) subscription and other fees paid by Pet Parents for Wag! Premium; (3) registration fees paid by Pet Caregivers to join and be listed on our platform, and (4) wellness revenue through affiliate fees, prescription and over-the-counter sales. Beginning in 2023, we expect to recognize additional revenue in the pet food and treat category via affiliate fees paid by third-party service partners based on 'revenue-per-action' or conversion activity due to the acquisition of Dog Food Advisor.



🐾 *Our Strategy*

During 2022 and 2021, we continued to grow and innovate our pet service and wellness offerings. When we look to the future, we believe that there are numerous opportunities to expand our Premium pet platform. As mentioned previously, we are excited about our entrance into the pet food and treat market through the digital presence that Dog Food Advisor provides. By accelerating growth in existing markets, expanding subscription services, and expanding our platform into new markets, we believe we can continue to grow and progress towards being the premier pet wellness platform. We remain committed to our long-term strategic initiatives of measured expansion, opportunistic mergers and acquisitions, and becoming an all-inclusive, trusted partner for Pet Parents.

As a leading supporter of Pet Parents and the health and well-being of their pets it is our mission to continue to find ways to help Pet Parents and Pet Caregivers holistically. We aim to continue to help Pet Parents provide for their pet more efficiently and effectively, while making better and more informed decisions as quickly as they desire; the "button on the phone for the paw". For Pet Caregivers, we want to continue to provide them with an opportunity to earn income on their own schedule. Within our marketplace and platform, we leverage proprietary technology and data to empower both Pet Parents and Pet Caregivers to reach these goals.

To achieve these goals, we intend to continue to grow our business by pursuing the following key strategies:

- *Accelerate growth in existing markets*. We believe that immense growth remains within our existing offerings and geographies. With over 95% of the U.S. population having access to Wag!, as of December 2022, approximately 434,234 platform participants transacted on the Wag! platform for at least one service in the fourth quarter of 2022. One of the main drivers of our brand is word-of-mouth growth in local markets. With over 450,000 Pet Caregivers approved throughout North America, we want to continue to increase bookings and services.

- *Expand subscription offerings*. Wag! Premium is an annual or monthly subscription that offers 10% off all services booked as well as waived booking fees, free advice from licensed pet experts, priority access to top-rated Pet Caregivers, and VIP Pet Parent support. We plan to introduce additional service offerings in the Wag! marketplace to further support pets, parents, and Pet Caregivers and to drive significant revenue growth.

- *Platform expansion*. We aim to service Pet Parents with the #1 on-demand mobile first platform, including through introducing additional services unique to the Wag! platform. In addition to digitizing the facilitation of on demand pet services end-to-end, we also reimagined the pet wellness model by consolidating facets of the market such as finding insurance coverage to ordering prescription medicine into once place. For example, in the third quarter of 2021, we acquired Compare Pet Insurance Services, Inc. ("CPI") and expanded our platform into the wellness market via a pet insurance comparison marketplace. We now operate Petted.com, the nation's largest pet insurance comparison marketplace, to allow Pet Parents to compare the top insurance providers for the best deal and perfect plan for their beloved pet. Additionally, in the fourth quarter of 2022, we acquired Furmacy, Inc. ("Furmacy") a concierge prescription and compounding service that delivers pet health directly to the Pet Parent's door.

- ***Opportunistic mergers and acquisitions***. We believe that, over time, we can extend the value of Wag! with strategic acquisitions in the pet industry and others, including pet products, vet care, and technology to improve the efficiency and efficacy of the Wag! platform. In the first quarter of 2023, Wag! entered the pet food and treat category with the acquisition of Dog Food Advisor which helps Pet Parents make informed decisions about dog food. This is a key example of merger and acquisition activity that allows us to expand into other areas of the industry, while still remaining true to the core of what we do: bettering the pet ownership experience in a digital and data driven manner.



Our Market Opportunity

The total U.S. market for pet spending was $123.6 billion in 2021, including pet food and treats, veterinary care and product sales, pet supplies, and other non-medical services, according to the APPA. This is an increase of over 19% from the previous year, driven largely by the COVID-19 pandemic spike in pet population. The industry is generally viewed via the APPA breakdown of four categories: 1) Pet Food & Treats; 2) Supplies, Live Animals & OTC Medicine; 3) Vet Care & Product Sales; and 4) Other Services (inclusive of insurance). Wag! enters into 2023 with product offerings in three of the aforementioned four markets; anchored by our premium subscription service which spans across market lines.


Pet Food & Treats
TAM¹
Pet Food
Pet Treats
$50B
Wellness
Compare Pet Insurance
24/7 Expert Vet Advice
Wellness Plans
Furmacy
Rx
Prescription RX
$34B²
Services
Walking
Drop-In
Sitting
Boarding
Training
$10B
Wag! Premium
10% Off All Services
Exclusive Benefits Center
24/7 VIP Support

[1] Source: American Pet Products Association ("APPA") – Actual Sales within the U.S. Market in 2021.

[2] The "Wellness" category equates to the APPA "Vet Care & Product Sales" market category.

We believe that the commercial market for pet care represents an enormous expansion opportunity because the existing commercial market for pet care is limited due to the challenges of traditional pet care service and wellness offerings.

Key Products and Services

Wag! Services

Through the Wag! platform, Pet Parents can connect with Pet Caregivers to schedule an appointment of a desired pet service from a Pet Caregiver. Our platform allows Pet Parents to request from Pet Caregivers a multitude of preset services, including pre-scheduled and on-demand dog walking, drop-in visits at the Pet Parent's home, pet boarding at a caregiver's home, in-home pet sitting, and in-home one-on-one dog training and digital dog training. Our platform allows Pet Parents to specify required parameters, such as length of walk or specific pet needs, and then receive real-time updates, photos or videos, and a complete report card from the Pet Caregiver. Following the service, Pet Parents have the ability to provide written review of the Pet Caregivers, helping Pet Caregivers build their profile and business with the Wag! platform.

Wag! Premium, available to all Pet Parents, is an annual or monthly subscription that offers 10% off all services booked as well as other features, such as waived booking fees, free advice from licensed pet experts, priority access to top-rated Pet Caregivers, and VIP Pet Parent support.

In 2022, there were over 90 million pets in U.S. households, according to the APPA. In April 2020, the national pet adoption rate jumped 34% as compared to the same period a year earlier, according to Shelter Animals Count. In addition, the ASPCA estimated in May 2021 that 23 million households adopted a pet during the pandemic. With this increase in pet ownership and more people returning to the office in upcoming year, we believe there are increased opportunities to help busy Pet Parents find pet care services.

Wag! Wellness

Our suite of wellness services include Vet Chat, wellness plans, pet insurance comparison, and pet prescription Rx. Vet Chat enables Pet Parents to connect with a licensed pet expert around the clock through our platform for real-time advice on their pets' behavior, health and other needs. Pet wellness plans enable Pet Parents to take out coverage for their pets to cover every day items. Pet insurance comparison enables Pet Parents to instantly compare insurance quotes and coverage from top-rated pet insurance providers, including Lemonade, Pets Best, Embrace, Trupanion, Petplan, and Prudent Pet. Prescription Rx, through Furmacy, enables vets and Pet Parents to quickly and efficiently obtain prescriptions.

By offering Pet Parents the opportunity to consult a licensed pet expert 24/7, pet wellness plans, and the ability to compare pet insurance plans, Wag! has proven its ability to diversify the total addressable market ("TAM") and unlock new spending in pet wellness.

🐾 Our Customers

Pets and Pet Parents

According to the 2021-2022 APPA National Pet Owners Survey, 70% of U.S. households own a pet, which equates to 90.5 million homes. This is an increase of 3% from 2021. For example, one-in-five households in the United States adopted a pet during the pandemic, based on a poll conducted in May 2021 by ASPCA. Led by Millennials and Generation Z, many Pet Parents increasingly consider the needs of their pets, not just equally important to those of the rest of the family, but more important. According to the American Veterinary Medical Association, almost 90% of Pet Parents consider their pet a member of the family. This has led to increases in pet spending by necessity and desire to provide for their pet as any other member of the family. In light of these trends, marketplaces, such as Dog Food Advisor and Petted.com, can provide Pet Parents with both knowledge and power to execute on that desire with a few simple clicks.



Pet Parent's Wants and Needs

Wag! was founded to make pet ownership possible because we believe that being busy should not prevent an individual from owning or taking care of his or her pet. We believed a platform like ours could better address

Pet Parents' basic pet care needs — and that doing so represented an enormous business opportunity. We wanted to offer exceptional quality, ease of use, and affordability. In short, Pet Parents are seeking:

- ***A positive stress-free experience for their pets***. Pet Parents want regular reassurance that their pets feel as comfortable as they would at home. While some commercial providers try to address this need with innovations like pet webcams, Pet Parents often desire more peace of mind.

- ***Quality personalized care for their pets***. Pet Parents want assurances that their pets' care is personalized to their needs and expectations. They also want to know that there are resources in place to handle problems that arise while they are away from their pets. Wag! platform pet data is frequently updated through the natural course of a service, which creates potential for personalized pet recommendations including but not limited to age, breed, average walk distance and photos.

- ***The availability of personalized on-demand pet services***. Pet Parents want the ability to care and provide for their pets as soon as a need arises.

- ***Technology-enabled ease of access and management to pet services***. Pet Parents expect to be able to use their mobile devices or computers to find available providers who will meet their pet's needs. They want to effortlessly contact and communicate, book and pay for a service, and stay connected so they can feel confident their pet is safe and happy in their absence.

- ***Pet care that suits their budget and their lifestyle***. While many Pet Parents may find commercial solutions too expensive, they are willing to pay the right price for the right care. For other parents whose pets often have specific needs or requirements, cost is not a barrier in exchange for safe, trusted, loving care.

Pet Caregivers

Our success is built on the foundation of dedicated Pet Caregivers who have chosen to provide their services through us. Wag! provides Pet Caregivers with flexibility and empowerment, enabling their passion for pets to become a way to make money, exercise, and participate in their local community. Through our platform, Pet Caregivers can connect with a nationwide community of Pet Parents. Some Pet Caregivers view the provision of pet care services as their full-time job. We support them by providing an additional avenue to build their pet care business and achieve meaningful income. Other Pet Caregivers simply love and enjoy caring for pets in addition to other avenues of employment. We support these more casual Pet Caregivers by providing them access to Pet Parents looking for pet care services, a means to earn some additional supplemental income, an enjoyable gig involving time outdoors and healthy habits, and flexibility in when and how they perform services. We give both full-time and casual Pet Caregivers the ability to share their love of pets with the Wag! pet community.

Similar to Pet Parents, when prospective Pet Caregivers encounter Wag! for the first time, we aim to anticipate and address many of their needs in advance. We added features to allow caregivers the opportunity to view notes before a service so they can make a more informed decision before requesting that service, the freedom to set their own prices, the option to withdraw earnings instantly for a small fee, ability to expand their reach to new Pet Parents and grow their business with social links to their profile and custom HTML Craigslist links, and the opportunity to access advice from seasoned veterans on the mobile app and tips to help them grow a successful pet care business.

Pet Caregivers who establish a presence on Wag! discover that the process to be approved as a caregiver is straightforward and simple, which helps them build trust and transparency with Pet Parents. Specifically, applicants are screened and required to pass a background check and a pet care test before they can be approved to offer services on the Wag! platform. All new Pet Caregivers also have the opportunity to complete a "test walk," which is a simulated service that allows the Pet Caregiver to become familiar with the Wag! platform. We also provide built-in community safety features, such as the ability for a Pet Caregiver to flag chat conversations with a Pet Parent, block a Pet Parent's service requests, and leave a review of a pet for other caregivers to consider. These measures reassure Pet Caregivers that they are joining a platform that cares about trust and reliability.

Wag! provides flexible, straightforward booking management tools. Our platform offers tools that allow Pet Caregivers to manage bookings and safely communicate to share photos, videos, and GPS mapping. Pet Caregivers receive safe, secure, and convenient online payments, set their availability with our calendar feature,

and only book care that's a fit for their preferences and schedule. Our around the clock dedicated support team provides peace of mind for Pet Caregivers.



Wellness service providers

Through digitalization of the pet wellness market, we have integrated subject matter experts from all corners of the wellness industry, such as veterinarians and insurance providers, into the Wag! community. Our insurance marketplace facilitates the ability for Pet Parents to connect with top insurance providers in order to select the best plan for their pet. Wag! acts as the trusted liaison between the two parties. Additionally, via the Furmacy business, we provide the linkage between the Pet Parent and their veterinarian to provide Rx, over-the-counter and custom medication (compounds) directly to their home. The facilitation of pet wellness services places Wag! in a unique position of capturing both sides of the market: the business of either or both the Pet Parent and pet professional depending on the wellness need.

Wag! is also positioning itself to provide routine and anticipated healthcare needs to pets. Through our wellness plan offerings, we facilitate connections between Pet Parents and providers who furnish customized packages of routine care that every pet needs such as wellness exams, routine blood work and other diagnostics, vaccines and boosters, flea and tick meds, dental cleaning and even spay/neuter procedures.

During the year ended December 31, 2022, two customers accounted for in aggregate approximately 27% of total revenue, versus zero in the year ended December 31, 2021. For a discussion of risks related to customer concentration, see Part I, Item 1A, - Risk Factors: "*The Company is substantially dependent on revenues from a small number of customers utilizing Wag! Wellness services and products. The loss of or decrease in revenue from any one of these customers could adversely affect Wag!'s business, results of operations, and financial condition*" and Note 2 — Summary of Significant Accounting Policies of the Notes to Consolidated Financial Statements included herein.

Competitive Strengths

As we grow our online pet service, wellness, and dog food and treat platform, our competitive strengths relative to other online competitors include:

- *Proprietary and innovative technology platform*. Our technology platform was built to enable us to connect Pet Parents with Pet Caregivers, wellness providers, and dog food and treat providers. We own and operate all meaningful technology utilized in our business.

- *Service offerings*. Our platform offers access to pet services across the spectrum of the pet services categories including (1) Pet Food & Treats, (2) Supplies, Live Animals & Over-the-Counter Medicine, (3) Vet Care & Product Sales, and (4) Other Services.

- *Large number of high-quality Pet Caregivers*. Pet Caregivers are attracted to the Wag! platform. With the ability to make money on their own time, Pet Caregivers enjoy the flexibility of choosing how and when they want to work — claiming a last minute appointment or planning out an appointment weeks in advance. We currently have over 450,000 Pet Caregivers approved to provide services on Wag!.

- ***Industry best insurance comparison tool***. Our proprietary insurance comparison tool allows Pet Parents to quickly and efficiently obtain and compare pet insurance coverage and fee quotes from leading pet insurance providers.

- ***High-quality pet service***. With over 11 million Pet Parent reviews, more than 96% of which have earned five stars, we lead the industry in quality.

- ***Strong Pet Parent loyalty and word-of-mouth***. Our continuous excellence in facilitating connections between pet, parent, and Pet Caregiver translates directly into advantages in our ability to retain Pet Parents.

- ***Premier online destination for pet services***. According to recent industry surveys conducted by Similarweb.com, Wag! was one of the top three online pets and animals websites in the United States in the fourth quarter of 2022 with more than 4,700,000 monthly visitors.

Foundation of Trust and Safety

Safety on every booking is important to us, and we are committed to reducing the number of incidents in the Wag! community. If an incident occurs, we are committed to improving our effectiveness in responding. To bring peace of mind for Pet Parents, all Pet Caregivers are screened, background checked, and approved prior to being approved to provide services on the Wag! platform. We also have a dedicated 24/7 support team to assist pets and their parents around the clock, and convenient tools for Pet Parents to obtain real-time information about their pets during a service. In the event there is damage to a Pet Parent's property, they may be protected with up to $1 million property damage protection (subject to applicable policy limitations and exclusions). We move quickly to correct behaviors that are not consistent with our Community Guidelines and do not hesitate to remove both Pet Parents and Pet Caregivers from our platform when they behave in ways that violate our standards.


Screened & Background Checked


Extensive Knowledge Testing


Property damage insured up to $1,000,000


24/7 Customer Support

Technology and Infrastructure

Our technology platform is designed to provide an efficient marketplace experience across our website and mobile apps. Our technology vision is to build and deliver secure, flexible, scalable systems, tools, and products that exceed expectations for Pet Parents, Pet Caregivers, and pet service providers, as well as accelerate growth and improve productivity.

Our booking platform connects to the front-end customer web and mobile clients, as well as to our support operations team. This platform also connects to our data science platform. We collect and secure information generated from user activity and use machine learning to continuously improve our booking systems. We have a common platform that allows us to seamlessly internationalize our product, integrate images and videos, use experiments to optimize user experience and test product improvements in real time, monitor our site reliability, and rapidly respond to incidents. Finally, our core booking platform connects to leading third-party vendors for communications, payment processing, IT operations management, as well as background checks.

We focus on user experience, quality, consistency, reliability, and efficiency when developing our software. We are also investing in continuously improving our data privacy, data protection, and security foundations, and we continually review and update our related policies and practices.

*Support Operations*

Our support team assists Pet Parents and Pet Caregivers with bookings, safety issues, and questions concerning any pet service. Because we are committed to the safety and happiness of all dogs in our care, and peace of mind for Pet Parents, we offer 24/7 assistance to our entire community.

*Marketing*

Our marketing strategy is focused on attracting Pet Parents, Pet Caregivers, and pet service providers, to our marketplace. We depend on paid marketing, organic marketing and brand marketing strategies, along with creating virality and word-of-mouth acquisition through our product experience. Through our blog, "*The Daily Wag!*", we attract new users to our marketplace. Wag! is top-ranking in both the Travel and Local (Google Play) and Travel (iOS) categories for key search terms through App Store optimization and strong consumer rankings and reviews. In addition, our website saw more than six million visitors per month from direct or unpaid traffic sources in 2022, the majority of which came from our search engine optimization efforts. In 2022, we saw an average of 70% organic customer acquisition.

While we rely significantly on word-of-mouth, organic search, and other unpaid channels, we believe that a significant amount of the growth in the number of Pet Parents and Pet Caregivers that use the platform is also attributable to our paid marketing initiatives. Our marketing efforts include referrals, affiliate programs, free or discount trials, partnerships, display advertising, billboards, radio, video, television, direct mail, social media, email, podcasts, hiring and classified advertisement websites, mobile "push" communications, search engine optimization, and paid keyword search campaigns.

*Competitors*

The markets in which we operate are highly fragmented. We face multiple competitors across different categories, and our competitors vary in both size and breadth of services. We expect competition to continue, both from current competitors, who may be well-established and enjoy greater resources or other strategic advantages, as well as new entrants into the market, some of which may become significant competitors in the future. Our main competitors include:

- *Family, friends, and neighbors*. Our largest competitive dynamic remains the people to whom Pet Parents go for pet care within their personal networks. This typically includes veterinarians, neighbors, family, and friends with whom the Pet Parent and pet are familiar and comfortable.

- *Local independent professionals*. Local small businesses and independent professionals often operate at small scale with little to no online presence, primarily relying on word of mouth and marketing solutions such as flyers and local ads. As a Pet Parent, it is difficult to know where to find reliable information, who to call, and who to trust.

- *Large, commercial providers*. Large commercial providers, such as kennels and daycares, often struggle to meet the individual needs of Pet Parents and their pets. Such providers can be expensive, and their facilities are often crowded, inducing stress in some pets and leading Pet Parents to question the quality of care their pets receive.

- *Online aggregators and directories*. Pet Parents can also access general purpose online aggregators and directories, such as Google, Wirecutter, Craigslist, Nextdoor, or Yelp, to find pet care providers and ratings and rankings for similar marketplace offerings. However, Pet Parents may lack trust in these directories, or find it difficult to find an available and appropriate pet care provider.

- *Other digital marketplaces*. We compete with companies such as Rover and the pet care offering on Care.com. We differentiate ourselves with the breadth of our pet service options and simplicity in booking. For example, Wag! is the only marketplace to offer on-demand booking for dog walking and drop-in visits at the Pet Parent's home, enabling Pet Parents to find a local Pet Caregiver in less than 15 minutes. In addition, our monthly subscription, Wag! Premium, enables Pet Parents to a suite of platform features including discounts on additional services, such as boarding, sitting, and training. Finally, through our Wag! wellness suite of services, Pet Parents can chat with a licensed pet expert 24/7.

🐾 *Human Capital Resources*

As of December 31, 2022, we had 82 employees, including the business leaders of Furmacy, Inc who are currently included in the "Executive" department below . The breakout of employees by department is as follows as of December 31, 2022:



Run, Dig, Play & Catch

In 2022, as Wag!'s technology platform and overall business grew, we leaned on our values of "Run, Dig, Play and Catch" to help support employees and the Wag! Community. We continued our remote-first hybrid workplace strategy to provide employees with the flexibility for any caregiving responsibilities including, for dependents or other family members. This meant creating and fostering an open and accepting work environment where leaders and managers supported flexible work schedules, paid family leave and/or paid time off. For those employees seeking community and social engagement, we hosted virtual and in-person events. Wag! also provides 360 feedback and role growth opportunities as part of our twice-a-year performance management program to assist employees with development. We integrate the aforementioned Wag! values into the performance management and feedback process to help recognize not only those who perform, but also to recognize and celebrate those who exhibit our values and contribute to the culture.

Diversity, Equity & Inclusion

Diversity, equity, and inclusion ("DEI") are core to Wag!'s culture. We are committed to building a workplace where people of all backgrounds and walks of life can thrive. We know that diverse and inclusive teams build more creative and innovative solutions that strengthen our business and reinforce our values. In 2022, we donated to several organizations that align with our values, including the Center of Policing Equity, which measures bias in policing and has goals to help stop such biases, and one•n•ten which serves LGBTQ youth and young adults ages 11-24 by providing empowering social and service programs that promote self-expression, self-acceptance, leadership development, and healthy life choices. Wag! also celebrates diversity events, for example LGBT Pride Month internally and externally on our social media channels each year, and recognizes Juneteenth as a company holiday. Wag! intends to maintain, iterate and add to our DEI initiatives and programs to broaden their impacts, as Wag! continues to grow.

Safety

Safety will always be Wag!'s top priority, and in 2022 we maintained a fully optional in-person work policy. We believe that our employees can excel and be productive wherever they choose to work, but recognize that

certain employees seek to be around their co-workers and spend some time in the office. In order to attract and retain high performing employees while also being as inclusive as we can, we believe a remote-first hybrid approach to work is the best fit for our business, culture, and team. Our hybrid work policy allows employees and teams to select the work mode that best fits their personal needs. We do not anticipate any full-time in-person work requirements for our employees. In 2022, the sustainability of our working environment and employee well-being also remained a key priority. We retained our expanded sick and leave policies that were established in 2020, as well as periodic company-wide half-day Fridays to supplement Wag!'s paid time off policies.

Priorities

We are committed to:

- Attracting and retaining world-class talent with diverse backgrounds and experiences;
- Offering equitable and inclusive pay, benefits and policies;
- Fostering a safe workspace and requiring anti-discrimination and anti-harassment training;
- Fine-tuning our recruiting efforts and procedures, including but not limited to reviewing job descriptions for inclusive language, sourcing from wide talent pools and a structured interview process; and
- Creating an inclusive environment where employees feel welcome, valued, respected, supported, heard, and appreciated.

Furthermore, we are focused on employee engagement, which studies have shown is linked with high performance, retention, innovation, and growth. We also believe this helps us evaluate the effectiveness and inclusivity of our Employment Programs, Practices and Policies. Our employees have chosen to work at Wag! because they believe in our action-oriented, values-based, and purpose-driven work culture. In March 2022, Wag! conducted an engagement survey of all employees. 83% of employees submitted a response, and 81% of respondents reported favorable employee engagement, ahead of industry peers in the New Tech category according to research done by Culture Amp.

Workforce Diversity Metrics

We aim for our marketplace, products and services to be enjoyed by the diverse community of Pet Parents and Pet Caregivers. We are committed to transparent reporting on workforce diversity. All metrics below are as of December 31 of the stated year. Overall metrics include all employees. Leadership is defined as Director level and above.

Our Board of Directors also affirmed its dedication to diversity in 2021, when we began adding Independent Board Members. The Board of Directors and Management committed to actively seek out diverse director candidates to include in the pool from which nominees are chosen.

Board of Directors	Leadership	Non-Leadership
		

Board of Directors
- 2022: Male 33%, Female 67%
- 2021: Male 60%, Female 40%

Leadership
- 2022: Male 60%, Female 40%
- 2021: Male 92%, Female 8%

Non-Leadership
- 2022: Male 50%, Female 50%
- 2021: Male 43%, Female 57%

■ Female ■ Male

Race and Ethnicity Metrics

	Board		Leadership		Non-Leadership	
	2022	2021	2022	2021	2022	2021
American Indian or Alaska Native	— %	— %	— %	— %	2 %	— %
Asian	33 %	20 %	5 %	8 %	16 %	15 %
Black or African American	17 %	— %	5 %	8 %	6 %	8 %
Hispanic or Latino	— %	— %	— %	— %	16 %	14 %
Two or More Races		— %	5 %	— %	8 %	6 %
White	50 %	80 %	85 %	84 %	52 %	57 %

Age Metrics (excluding Board Members)

	2022	2021
24 years and younger	4 %	8 %
25-29 years	24 %	28 %
30-34 years	32 %	19 %
35-39 years	8 %	11 %
40-49 years	22 %	21 %
50+ years	10 %	13 %

Data Privacy, Data Protection and Security

Our privacy and information security program is designed and implemented, both within our internal systems and on our platform, to address the security and compliance requirements of personal or other regulated data related to Pet Parents, Pet Caregivers, and our employees.

We have a team of professionals that focuses on technical measures such as application, network, and system security, as well as policy measures related to privacy compliance, internal training and education, business continuity, and documented incident response protocols. Our information security protocols include periodic scans designed to identify security vulnerabilities on our servers, workstations, network equipment, production equipment, and applications, and we address remediation of any discovered vulnerabilities according to severity. We use various technical safeguards throughout our network, including but not limited to multi-factor authentication, permissioning software, audit logs, and other security controls to control access to internal systems that contain personal or other confidential information.

We design and implement our platform, offerings, and policies to facilitate compliance with evolving privacy, data protection, and data security laws and regulations, as well as to demonstrate respect for the privacy and data protection rights of our users and employees. We publish our user-related privacy practices on our website, and we further maintain certain additional internal policies and practices relating to the collection, use, storage, and disclosure of personal information.

Publication of our Privacy Statement and other policies and notices regarding privacy, data protection, and data security may subject us to investigation or enforcement actions by state and federal regulators if those statements, notices, or policies are found to be deficient, lacking transparency, deceptive, unfair, or misrepresentative of our practices. We also may be bound from time to time by contractual obligations related to privacy, data protection, or data security. The laws and regulations to which we are subject relating to privacy, data protection, and data security, as well as their interpretation and enforcement, are evolving and we expect them to continue to change. For example, the California Privacy Rights Act of 2020, which came into effect on January 1, 2023 and amends the California Consumer Privacy Act of 2018 (the "CCPA" and together with the California Privacy Right Act of 2020, collectively, the "CPRA"), among other things, requires covered companies to provide specified disclosures to California consumers about such companies' collection, use and sharing of their personal information, gives California residents expanded rights to access, correct and delete their personal information, and affords such consumers abilities to opt out of certain "sales" or transfers of personal information, the processing of sensitive personal information for certain purposes and the use of personal information for cross context behavioral advertising. Guidance related to the CPRA continues to evolve and these acts have lead some states, namely Virginia, Colorado, Utah and Connecticut, and will likely lead other states to pass comparable legislation. Other privacy and data security laws and regulations to which we may be subject include, for example, the California Online Privacy Protection Act, the Personal Information Protection and Electronic Documents Act, the Controlling the Assault of Non-Solicited Pornography and Marketing Act, the Telephone Consumer Protection Act, and Section 5 of the Federal Trade Commission Act. More generally, the various legal obligations that apply to us relating to privacy and data security may evolve in a manner that relates to our practices or the features of our mobile applications or website. We may need to take additional measures to comply with new and evolving legal obligations and to maintain and improve our information security posture in an effort to reduce information security incidents or avoid breaches affecting personal information or other sensitive or proprietary data. For additional information, see "*Risk Factors — Risks Related to Privacy and Technology — Changes in laws, regulations, or industry standards relating to privacy, data protection, or the protection or transfer of data relating to individuals, or any actual or perceived failure by Wag! to comply with such laws and regulations or any other obligations, including contractual obligations, relating to privacy, data protection, or the protection or transfer of data relating to individuals, could adversely affect Wag!'s business.*"

Government Regulation

We are subject to a wide variety of laws, regulations, and standards in the United States and other jurisdictions. These laws, regulations, and standards govern issues such as worker classification, labor and employment, anti-discrimination, payments, pricing, whistleblowing and worker confidentiality obligations, animal and human health and safety, text messaging, subscription services, intellectual property, insurance producer licensing and market conduct, consumer protection and warnings, marketing, product liability,

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environmental protection, taxation, privacy, data protection, data security, competition, unionizing and collective action, arbitration agreements and class action waiver provisions, terms of service, e-commerce, mobile application and website accessibility, money transmittal, and background checks. These laws, regulations, and standards are often complex and subject to varying interpretations, in many cases due to their lack of specificity or unclear applicability, and as a result, their application in practice may change or develop over time through judicial decisions or as new guidance or interpretations are provided by regulatory and governing bodies, such as federal, state, and local administrative agencies. Noncompliance with state insurance statutes or regulations may subject Wag! to regulatory action by the relevant state insurance regulator, and, in certain states, private litigation.

National, state, and local governmental authorities have enacted or pursued, and may in the future enact and pursue, measures designed to regulate the "gig economy." For example, in 2019, the California Assembly passed AB-5, which codified a narrow worker classification test that has had the effect of treating many "gig economy" workers as employees. AB-5 includes a referral agency exemption that specifically applies to animal services and dog walking and grooming, and we believe that Wag! falls within this exemption.

In addition, other jurisdictions could adopt similar laws that do not include such carve outs and which, if applied to Wag!'s platform, could adversely impact its availability and our business.

On October 13, 2022, the United States Department of Labor published a Notice of Proposed Rulemaking regarding the classification of workers as independent contractors or employees. The comment period closed on December 13, 2022. We are monitoring the development of the proposed rule and will evaluate any potential impact of the final rule on our operations.

Other types of new laws and regulations, and changes to existing laws and regulations, continue to be adopted, implemented, and interpreted in response to our business and related technologies. For instance, state and local governments have in the past pursued, or may in the future pursue or enact, licensing, zoning, or other regulation that impacts the ability of individuals to provide home-based pet care.

One of our subsidiaries operates pet insurance comparison engine webpages. This subsidiary is not an underwriter of insurance risk nor does it act in the capacity of an insurance company. Rather, it is licensed and regulated as an insurance producer. On its website, the subsidiary may refer its customers to options for pet insurance plans provided and sold through unaffiliated third parties, including through unaffiliated insurance carriers. The subsidiary's insurance comparison search feature provides hyperlinks by which consumers are connected with a pet insurance provider's website to purchase an insurance plan. Each state has its own insurance statutes and regulations and applicable regulatory agency. Generally, each state requires insurers and insurance producers to be licensed in that state. Our subsidiary maintains insurance producer licenses in each state in which it operates. All insurance plans referred to by the subsidiary through its insurance comparison search feature are provided by third-party insurance companies. The subsidiary accepts neither premium payments from consumers nor responsibility for paying any amounts on claims.

For more information, see "*Risk Factors — Risks Related to Regulation and Taxation — Wag!'s business is subject to a variety of U.S. laws and regulations, many of which are unsettled and still developing and failure to comply with such laws and regulations could subject Wag! to claims or otherwise adversely affect Wag!'s business, financial condition, or operating results; Government regulation of the Internet, mobile devices and e-commerce is evolving and unfavorable changes could substantially adversely affect Wag!'s business, financial condition, and operating results*"; and "*Risk Factors — Risks Related to Privacy and Technology — Changes in laws, regulations, or industry standards relating to privacy, data protection, or the protection or transfer of data relating to individuals, or any actual or perceived failure by Wag! to comply with such laws and regulations or any other obligations, including contractual obligations, relating to privacy, data protection, or the protection or transfer of data relating to individuals, could adversely affect Wag!'s busines*s."

We are subject to audits by taxing authorities and other forms of investigation, audit, or inquiry conducted by federal, state, or local governmental agencies, none of which have resulted in a material assessment.

On May 13, 2022, Legacy Wag! settled a claim with a Texas state tax authority related to the collection of sales and use taxes in Texas. Legacy Wag! was required to pay $1.2 million to the state of Texas, the amount of

the claim, as a prerequisite to the court challenge, but under the settlement agreement received those funds back.

Employment and Labor

In August 2018, the New York State Department of Labor ("DOL") issued an Investigation Report assessing Legacy Wag! with approximately $250,000 in unemployment insurance contributions for our independent contractors. In May 2021, the Unemployment Insurance Appeal Board affirmed its decision sustaining the Department's assessment. Interest continues to accrue on this assessment.

Intellectual Property

We rely on a combination of state, federal, and common-law rights and trade secret, trademark, and copyright laws in the United States and other jurisdictions together with confidentiality agreements, contractual restrictions, and technical measures to protect the confidentiality of our proprietary rights. To protect our trade secrets, we control access to our proprietary systems and technology and enter into confidentiality and invention assignment agreements with our employees and consultants and confidentiality agreements with other third-parties in order to limit access to, and disclosure and use of, our confidential and proprietary technology and to preserve our rights thereto. We also have registered and unregistered trademarks for the names of many of our products and services, and we are the registrant of the domain registrations for all of our material websites.

As of December 31, 2022, we hold 7 registered trademarks in the United States. In addition, we have registered domain names for websites that we use in our business, such as www.wagwalking.com and other variations. We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost-effective. We also utilize third-party content, software, technology and intellectual property in connection with our business.

We are presently involved in intellectual property lawsuits and may continue to face allegations from third parties, including our competitors, that we have infringed or otherwise violated their intellectual property rights. Despite our efforts to protect our intellectual property rights, they may not be respected in the future or may be invalidated, circumvented, or challenged.

In June 2015, a lawsuit against Wag! was filed in the United States District Court for the Eastern District of California by Wag Hotels, Inc. alleging trademark infringement. In exchange for dismissing all claims, we agreed to use certain branding going forward and we reached a settlement agreement in June 2016. In December 2019, Wag Hotels filed suit again claiming that the branding currently being used ("Wag") violates the 2016 settlement agreement and infringes their trademark. In October 2021, we filed a Second Amended Answer and Counterclaim, and in November 2021, Wag Hotels moved to dismiss. In April 2022, the Court dismissed some of our affirmative defenses and counterclaim with leave to amend. Trial for this case is set for August 2023 and we intend to defend ourselves vigorously against all claims.

For additional information on risks relating to intellectual property, see the sections titled "*Risk Factors — Risks Related to Wag!'s Intellectual Property*"; "*Risk Factors — Risk Related to Regulation and Taxation*"; and "*Information About Wag! — Legal Proceedings — IP and Trademark*".

Available Information

The Company's internet address is www.wag.co. Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports are available, without charge, on the investor relations section of our website, investors.wag.co, as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Reports filed with the SEC may be viewed at www.sec.gov. References in this report to our website address are provided only as a convenience and do not constitute, and should not be viewed as, an incorporation by reference of the information contained on, or available through, the website. Therefore, such information should not be considered part of this report.

Item 1A Risk Factors

Our business, prospects, operating results and financial condition could suffer materially, if any of the events or developments described below were to occur. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business.

Summary of Principal Risk Factors

- The COVID-19 pandemic has materially adversely impacted and will continue to materially adversely impact our business, operating results and financial condition;

- Our operating and financial results forecast relies in large part upon assumptions and analyses we developed. If these assumptions or analyses prove to be incorrect, our actual operating results may be materially different from our forecasted results;

- We have incurred net losses in each year since inception and experienced significant fluctuations in our operating results, which make it difficult to forecast future results, such as our ability to achieve profitability;

- If we fail to retain existing Pet Caregivers and Pet Parents or attract new Pet Caregivers and Pet Parents, our business, operating results and financial condition would be materially adversely affected;

- Any further and continued decline or disruption in the travel and pet care services industries or economic downturn would materially adversely affect our business, results of operations and financial condition;

- We face increasing competition in many aspects of our business;

- The business and industry in which we participate are highly competitive and we may be unable to compete successfully with our current or future competitors;

- Actions by Pet Caregivers or Pet Parents that are criminal, violent, inappropriate, or dangerous, or fraudulent activity, may undermine the safety or the perception of safety of our platform and materially adversely affect our reputation, business, operating results and financial conditions;

- If Pet Caregivers are reclassified as employees under applicable law or new laws are passed causing the reclassification of Pet Caregivers as employees, our business would be materially adversely affected;

- Our businesses are subject to extensive domestic and foreign regulations that may subject us to significant costs and compliance requirements;

- We may be subject to litigation risks and may face liabilities and damage to our professional reputation as a result;

- We are subject to cybersecurity risks and changes to data protection regulation;

- We rely on third-party payment service providers to process payments made by Pet Parents and payments made to Pet Caregivers on our platform. If these third-party payment service providers become unavailable or we are subject to increased fees, our business, operating results and financial condition could be materially adversely affected;

- We are subject to risks related to our dependency on our key management members and other key personnel, as well as attracting, retaining and developing qualified personnel in a highly competitive talent market;

- We may not realize the anticipated benefits of our business acquisitions, and any acquisition, strategic relationship, joint venture or investment could disrupt our business and harm our operating results and financial condition;

- If we are unable to manage our growth and expand our operations successfully, our reputation, brands, business and results of operations may be harmed;

- Failure to achieve and maintain effective internal control over financial reporting could result in our failure to accurately or timely report our financial condition or results of operations which could have a material adverse effect on our business and stock price;

- The compliance obligations under the Sarbanes-Oxley Act require substantial financial and management resources;

- We may be subject to risks related to our status as an emerging growth company within the meaning of the Securities Act;

- Insiders currently have and may continue to possess substantial influence over us, which could limit our ability to affect the outcome of key transactions, including a change of control;

- The grant of registration rights to certain of our investors and the future exercise of such rights may adversely affect the market price of our common stock;

- Our management has limited experience in operating a public company;

- Because we have become a publicly traded company by means other than a traditional underwritten initial public offering, our stockholders may face additional risks and uncertainties; and

- If we cannot continue to satisfy listing requirements and other rules of Nasdaq, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

Risks Related to Our Business

The COVID-19 pandemic and the impact of actions to mitigate the COVID-19 pandemic have materially adversely impacted and will continue to materially adversely impact our business, operating results, and financial condition.

The COVID-19 pandemic has materially adversely affected our operating results, business operations, results of operations, financial position, liquidity, and cash flows and may continue to materially adversely impact our financial condition and prospects. The extent of the impact of the pandemic on our business and financial results will depend largely on future developments, including the emergence of new variants both globally and within the United States, vaccination rates in various regions, the impact on capital, foreign currencies exchange and financial markets, governmental or regulatory orders that impact our business, and whether the impacts may result in permanent changes to our end users' behavior, all of which are highly uncertain and cannot be predicted. Any of the foregoing factors, or other cascading effects of the COVID-19 pandemic that are not currently foreseeable, will materially adversely impact our business, operating results, financial condition and prospects.

In response to the economic challenges and uncertainty resulting from the COVID-19 pandemic and its impact on our business, we have moved to a hybrid workplace setup in which employees have the voluntary option to go to the office. However there is no requirement for employees to go to the office at this time nor any plans for such a requirement in the immediate future. We are positioned to leverage technology for employees and teams to work from home and accomplish their work without going into the office.

Our business could be adversely affected by natural disasters, public health crises, political crises, economic downturns or other unexpected events.

A significant natural disaster, such as an earthquake, fire, hurricane, tornado, flood or significant power outage, could disrupt our operations, mobile networks, the Internet or the operations of our third-party technology providers. In particular, our corporate headquarters are located in the San Francisco Bay Area, a region known for seismic activity. In addition, any public health crises, such as the COVID-19 pandemic, other epidemics, political crises, such as terrorist attacks, war and other political or social instability and other geopolitical developments, or other catastrophic events, whether in the United States or abroad, could

adversely affect our operations or the economy as a whole. The impact of any natural disaster, act of terrorism or other disruption to us or our third-party providers' abilities could result in decreased demand for our offerings, those of our third-party providers', or a delay in the provision of such offerings, which could adversely affect our business, financial condition and results of operations. All of the aforementioned risks may be further increased if our disaster recovery plans prove to be inadequate.

Our business and results of operations are also subject to global economic conditions, including any resulting effect on spending by us or our customers. If general economic conditions deteriorate in the United States, discretionary spending may decline and demand for premium pet offerings may be reduced. An economic downturn resulting in a prolonged recessionary period may have a further adverse effect on our revenue.

Wag! has incurred net losses in each year since inception and experienced significant fluctuations in its operating results, which make it difficult to forecast future results, such as its ability to achieve profitability.

We incurred net losses of $18.8 million, $6.3 million, and $39 million in 2020, 2021 and 2022, respectively. As of December 31, 2022 and 2021, we had an accumulated deficit of $148.4 million and $109.9 million, respectively. As a result of the COVID-19 pandemic, our monthly revenues declined rapidly after March 2020. Historically, we have invested significantly in efforts to grow our Pet Parent and Pet Caregiver network, introduced new or enhanced offerings and features, increased marketing spend, expanded operations, hired additional employees, and enhanced the platform. This focus may not be consistent with our short-term expectations and may not produce the long-term benefits expected.

Our operating results have varied significantly and may continue to vary significantly and are not necessarily an indication of future performance. We experience seasonality in bookings based on numerous factors including holidays where we have experienced lower walking services requests on the platform, offset by higher sitting and boarding requests during these periods. In addition, our operating results may fluctuate as a result of a variety of other factors, some of which are beyond our control. As a result, we may not accurately forecast operating results. Moreover, we base our expense levels and investment plans on estimates for revenues that may turn out to be inaccurate and we may not be able to adjust our spending quickly enough if our revenue is less than expected, resulting in losses that exceed our expectations. If our assumptions regarding the risks and uncertainties that we use to plan our business are incorrect or change, or if we do not address these risks successfully, our operating results could differ materially from our expectations and our business, operating results, and financial condition could be materially adversely affected.

Online marketplaces for pet care are still in relatively early stages of growth and if demand for them does not continue to grow, grows slower than expected, or fails to grow as large as expected, our business, financial condition, and operating results could be materially adversely affected.

Demand for booking pet care through online marketplaces has grown rapidly since the 2015 launch of our platform, but such platforms are still relatively new and it is uncertain to what extent market acceptance will continue to grow, if at all. Our success will depend on the willingness of people to obtain pet care through platforms like our platform. If the public does not perceive these services as beneficial, or chooses not to adopt them, or instead adopts alternative solutions based on changes in our reputation for trust and safety, offering prices, availability of services, or other factors outside of our control, then the market for our platform may not further develop, may develop slower than we expect, or may not achieve the growth potential we expect, any of which could adversely affect our business, financial condition, and operating results.

We are substantially dependent on revenues from a small number of customers utilizing Wag! Wellness services and products. The loss of or decrease in revenue from any one of these customers could adversely affect our business, results of operations, and financial condition.

A small number of customers account for a significant portion of our revenue, and dependence on revenue from a relatively small number of customers makes relationships with each customer critically important to our business. For example, for the fiscal year ended December 31, 2022, two customers accounted for an aggregate of 27% of total consolidated revenues. Revenue from any major customer may decline or fluctuate significantly in the future. We may not be able to offset any decline in revenue from existing major customers,

with revenue from new customers or other existing customers. Because of our reliance on a limited number of customers, any decrease in revenue from, or loss of, one or more of these customers could harm our business, operating results, financial condition, and cash flows.

Our marketing efforts to help grow the business may not be effective.

Promoting awareness of our platform is important to our ability to grow the business and to attract new Pet Parents and Pet Caregivers. Since inception, our user base has grown in large part as a result of word-of-mouth, complemented by paid and organic search, social media, and other online advertising and infrequent television advertising. Many of our marketing efforts to date have focused on amplifying and accelerating this word-of-mouth momentum and such efforts may not continue to be effective. Although we continue to rely significantly on word-of-mouth, organic search, and other unpaid channels, we believe that a significant amount of the growth in the number of Pet Parents and Pet Caregivers that use the platform also is attributable to our paid marketing initiatives. Marketing efforts include or have previously included referrals, affiliate programs, free or discount trials, partnerships, display advertising, billboards, radio, video, television, direct mail, social media, email, podcasts, hiring and classified advertisement websites, mobile "push" communications, search engine optimization, and paid keyword search campaigns. Even if we successfully increase revenues as a result of paid marketing efforts, we may not offset the additional marketing expenses incurred. If marketing efforts to help grow the business are not effective, we expect that our business, financial condition, and operating results may be materially adversely affected.

If we fail to retain existing Pet Caregivers or attract new Pet Caregivers, or if Pet Caregivers fail to provide high-quality offerings, our business, operating results, and financial condition would be materially adversely affected.

Our business depends on Pet Caregivers maintaining their use of our platform and engaging in practices that encourage Pet Parents to book their services. If Pet Caregivers do not establish or maintain enough availability, the number of bookings declines for a particular period, or Pet Caregiver pricing is unattractive or insufficient, revenues will decline and our business, operating results, and financial condition would be materially adversely affected.

Pet Caregivers have a range of options for offering their services. They may advertise their offerings in multiple ways that may or may not include our platform. Some of our Pet Caregivers have chosen to cross-list their offerings, which reduces the availability of such offerings on our platform. When offerings are cross-listed, the price paid by Pet Parents on our platform may be or may appear to be less competitive for many reasons, including differences in fee structure and policies, which may cause Pet Parents to book through other platforms or with other competitors, which could materially adversely affect our business, operating results and financial condition. Additionally, certain Pet Parents reach out to our Pet Caregivers (and vice versa) and incentivize them to list or book directly with them and bypass our platform, which reduces the use of our platform. Some Pet Caregivers may choose to stop offering services all together for a variety of reasons, including work obligations or health concerns.

While we plan to continue to invest in our Pet Caregiver community and in tools to assist Pet Caregivers, including our technology and algorithms, these investments may not be successful in retaining existing Pet Caregivers or growing the number of Pet Caregivers and listings on our platform. In addition, Pet Caregivers may not establish or wish to maintain listings if we cannot attract prospective Pet Parents to our platform and generate bookings from a large number of Pet Parents. If we are unable to retain existing Pet Caregivers or add new Pet Caregivers, or if Pet Caregivers elect to market their offerings directly, exclusively with a competitor, or cross-list with a competitor, our platform may be unable to offer a sufficient supply of on-demand services to attract Pet Parents to use our platform. If we are unable to attract and retain individual Pet Caregivers in a cost-effective manner, or at all, our business, operating results, and financial condition would be materially adversely affected. In addition, the number of bookings on our platform may decline as a result of a number of other factors affecting pet care providers, including: the COVID-19 pandemic; Pet Caregivers booking on other third-party platforms as an alternative to offering on our platform; economic, social and political factors; Pet Caregivers not receiving timely and adequate support from us; perceptions of trust and safety on and off our platform; negative experiences with pets and Pet Parents, including pets who damage pet care provider property; our efforts or failure or perceived failure to comply with regulatory requirements; and our decision to

remove Pet Caregivers from our platform for not adhering to our Community Guidelines or other factors we deem detrimental to our community.

If we fail to retain existing Pet Parents or add new Pet Parents, or if Pet Parents fail to receive high-quality offerings, our business, operating results, and financial condition would be materially adversely affected.

Our success depends significantly on retaining existing Pet Parents and attracting new Pet Parents to use our platform, increasing the number of repeat bookings that Pet Parents make, and attracting them to different types of service offerings on our platform. Pet Parents have a range of options for meeting their pet care needs, including neighbors, family and friends, local independent operators, large, commercial providers such as kennels and day cares, other online aggregators and directories, and other digital marketplaces.

Our ability to attract and retain Pet Parents could be materially adversely affected by a number of factors, such as: Pet Caregivers failing to provide differentiated, high-quality and adequately available pet services at competitive prices; the fees we charge to Pet Parents for booking services; taxes; our failure to facilitate new or enhanced offerings or features that Pet Parents value; the performance of our platform; Pet Parents not receiving timely and adequate support from us; negative perceptions of the trust and safety of our platform; negative associations with, or reduced awareness of, our brand; declines and inefficiencies in our marketing efforts; our efforts or failure or perceived failure to comply with regulatory requirements; and our decision to remove Pet Parents from our platform for not adhering to our Community Guidelines or other factors we deem detrimental to our community. For incidents that occur during services booked through our platform, liable Pet Parents may be protected with up to $1 million property damage protection, subject to applicable policy limitations and exclusions. While we intend to continue this property damage protection, if it discontinues this policy, whether because payouts under these policies or insurance premiums become cost prohibitive or for any other reason, then the number of Pet Parents who list with us may decline.

Events beyond our control also may materially adversely impact our ability to attract and retain Pet Parents, including: the COVID-19 pandemic or other pandemics or health concerns; increased or continuing restrictions on travel and immigration; the impact of climate change on travel and seasonal destinations (such as fires, floods and other natural disasters); and macroeconomic and other conditions outside of our control affecting travel or business activities generally.

In addition, if our platform is not easy to navigate, Pet Parents have an unsatisfactory sign-up, search, booking, or payment experience on our platform, the content provided on our platform is not displayed effectively, we are not effective in engaging Pet Parents, or fail to provide a user experience in a manner that meets rapidly changing demand, we could fail to attract and retain new Pet Parents and engage with existing Pet Parents, which could materially adversely affect our business, results of operations, and financial condition.

Our fee structure is impacted by a number of factors and ultimately may not be successful in attracting and retaining Pet Parents and Pet Caregivers.

Demand for our platform is highly sensitive to a range of factors, including the availability of services at times and prices appealing to Pet Parents, prices that Pet Caregivers set for their services, the level of potential earnings required to attract and retain Pet Caregivers, incentives paid to Pet Caregivers and the fees, and commissions we charge Pet Caregivers and Pet Parents. Many factors, including operating costs, legal and regulatory requirements, constraints or changes, and our current and future competitors' pricing and marketing strategies, could significantly affect our pricing strategies. Existing or future competitors offer, or may in the future offer, lower-priced or a broader range of offerings. Similarly, certain competitors may use marketing strategies that enable them to attract or retain Pet Parents or Pet Caregivers at a lower cost than us. There can be no assurance that we will not be forced, through competition, regulation, or otherwise, to increase the incentives paid to Pet Parents that use the platform, reduce the fees and commissions charged Pet Caregivers and Pet Parents, or to increase marketing and other expenses to attract and retain Pet Parents and Pet Caregivers in response to competitive pressures. We have launched and may in the future launch, new fee or pricing strategies and initiatives or modify existing fee strategies, any of which may not ultimately be successful in attracting and retaining Pet Parents and Pet Caregivers. Further, Pet Parents' price sensitivity may vary by geographic location, and as we expand, our fee structure may not enable us to compete effectively in these locations.

Any further and continued decline or disruption in the travel and pet care services industries or economic downturn would materially adversely affect our business, results of operations, and financial condition.

Our financial performance is partially dependent on the strength of the travel and pet services industries. The COVID-19 pandemic caused many governments to implement quarantines and significant restrictions on travel or to advise that people remain at home where possible and avoid crowds, which has had a particularly negative impact on bookings for pet services. Global or regional health considerations, including the outbreak of another pandemic or contagious disease, such as COVID-19, have impacted and could continue to materially adversely impact our bookings and business. The extent and duration of such impact remains uncertain and is dependent on future developments that are difficult to predict accurately, such as the severity, transmission, and resurgence rate of COVID-19, vaccination rates and its effectiveness, the extent and effectiveness of containment actions taken, including mobility restrictions and the impact of these and other factors on travel or work behavior in general and on our business in particular.

Other events beyond our control can result in declines in travel or continued hybrid work arrangements. Because these events or concerns and the full impact of their effects, are largely unpredictable, they can dramatically and suddenly affect travel and work behavior by consumers and therefore demand for our platform and pet services, which would materially adversely affect our business, operating results, and financial condition.

Our financial performance is also subject to global economic conditions and their impact on levels of discretionary consumer spending. Downturns in worldwide or regional economic conditions, such as the downturn resulting from the COVID-19 pandemic or volatility due to geopolitical instability, have led or could lead to a general decrease in travel and spending on pet care services and such downturns in the future may materially adversely impact demand for our platform. Such a shift in Pet Parent behavior would materially adversely affect our business, operating results, and financial condition.

The business and industry in which we participate are highly competitive and we may be unable to compete successfully with our current or future competitors.

We operate in a highly competitive environment and face significant competition in attracting Pet Caregivers and Pet Parents. Pet Parents have a range of options to find and book pet care offerings, both online and offline. We believe that our competitors include:

- friends, family, and neighbors that Pet Parents go to for pet care within their personal networks;
- local independent operators;
- large, commercial providers such as kennels and daycares;
- online aggregators and directories, such as Craigslist, Nextdoor, and Yelp; and
- other digital marketplaces, such as Rover and the pet care offerings on Care.com.

We believe that our ability to compete effectively depends upon many factors both within and beyond our control, including:

- the popularity and adoption of online marketplaces to obtain services from individual pet care providers;
- the popularity, utility, ease of use, performance, and reliability of our offerings compared to those of our competitors;
- our reputation and brand strength relative to our competitors;
- the prices of offerings and the fees we charge pet care providers and Pet Parents on our platform;
- our ability to attract and retain high quality Pet Caregivers;
- the perceived safety of offerings on our platform
- cancellation policies, and other health-related disruptions;
- our ability, and the ability of our competitors, to develop new offerings;

- our ability to establish and maintain relationships with partners;

- changes mandated by, or that we elect to make, to address, legislation, regulatory authorities or litigation, including settlements, judgments, injunctions, and consent decrees;

- our ability to attract, retain, and motivate talented employees;

- our ability to raise additional capital; and

- acquisitions or consolidation within our industry.

Currently, our primary competition is from the friends, family, and neighbors to whom Pet Parents often turn for pet services within their personal networks. Current and potential competitors (including any new entrants into the market) may enjoy substantial competitive advantages over us, such as greater name recognition, longer operating histories, greater category share in certain markets, market-specific knowledge, established relationships with local Pet Parents and pet care providers and larger existing user bases in certain markets, more successful marketing capabilities, and substantially greater financial, technical, and other resources than we have. Competitors may be able to provide Pet Parents with a better or more complete experience and respond more quickly and effectively than we can to new or changing opportunities, technologies, standards, or Pet Caregiver and Pet Parent requirements or preferences. The pet care industry also may experience significant consolidation or the entrance of new players. Some of our competitors could adopt aspects of our business model, which could affect our ability to differentiate our offerings from competitors. Increased competition could result in reduced demand for our platform from Pet Caregivers and Pet Parents, slow our growth and materially adversely affect our business, operating results, and financial condition. Consolidation among our competitors could give them increased scale and may enhance their capacity, abilities, and resources and lower their cost structures. In addition, emerging start-ups may be able to innovate and focus on developing a new product or service faster than we can or may foresee consumer need for new offerings or technologies before we do. If we fail to retain existing Pet Caregivers or attract new Pet Caregivers, our business, operating results, and financial condition would be materially adversely affected.

New offerings and initiatives can be costly and if we unsuccessfully pursue such offerings and initiatives, we may fail to grow and our business, operating results, financial condition, and prospects would be materially adversely affected.

We plan to invest in new offerings and initiatives to further differentiate the company from our competitors. Developing and delivering new offerings and initiatives increases our expenses and organizational complexity. We have and may continue to experience difficulties in developing and implementing these new offerings and initiatives.

Our new offerings and initiatives have a high degree of risk, as they may involve unproven businesses with which we have limited or no prior development or operating experience. There can be no assurance that consumer demand for such offerings and initiatives will exist or be sustained at the levels that we anticipate, that we will be able to successfully manage the development and delivery of such offerings and initiatives, or that any of these offerings or initiatives will gain sufficient market acceptance to generate sufficient revenues to offset associated expenses or liabilities. It is also possible that offerings developed by others will render our offerings and initiatives noncompetitive or obsolete. Even if we are successful in developing new offerings and initiatives, regulatory authorities may subject us or our pet care providers and Pet Parents to new rules, taxes, or restrictions or more aggressively enforce existing rules, taxes, or restrictions, that could increase our expenses or prevent us from successfully commercializing these initiatives. If we do not realize the expected benefits of our investments, we may fail to grow and our business, operating results, and financial condition would be materially adversely affected.

We rely on internet search engines to drive traffic to our platform to grow revenues and if we are unable to drive traffic cost-effectively, it would materially adversely affect our business, operating results, and financial condition.

Our success depends in part on our ability to attract Pet Caregivers and Pet Parents through unpaid internet search results on search engines, such as Google, Yahoo!, and Bing. The number of Pet Caregivers and Pet Parents that we attract to our platform from search engines is due in large part to how and where our website ranks in unpaid search results. These rankings can be affected by many factors, many of which are not

under our direct control and may change frequently. As a result, links to our website or mobile applications may not be prominent enough to drive traffic to our website and we may not know how or otherwise be able to influence the results. In some instances, search engine companies may change these rankings in a way that promotes their own competing products or services or the products or services of one or more of our competitors. Search engines may also adopt a more aggressive auction-pricing system for paid search keywords that would cause us to incur higher advertising costs or reduce our market visibility to prospective Pet Caregivers and Pet Parents. Any reduction in the number of Pet Caregivers and Pet Parents directed to our platform could adversely affect our business, financial condition, and operating results.

Further, we have used paid marketing products offered by search engines and social media platforms to distribute paid advertisements that drive traffic to our platform. A critical factor in attracting Pet Caregivers and Pet Parents to our platform has been how prominently offerings are displayed in response to search queries for key search terms. The success of pet services logistics and our brand has at times led to increased costs for relevant keywords as our competitors competitively bid on our keywords, including our brand name. However, we may not be successful at our efforts to drive traffic growth cost-effectively. If we are not able to effectively increase our traffic growth without increases in spend on paid marketing, we may need to increase our paid marketing spend in the future, including in response to increased spend on marketing from our competitors and our business, operating results, and financial condition could be materially adversely affected.

Maintaining and enhancing our brand reputation is critical to our growth and negative publicity could damage our brand, thereby harming our ability to compete effectively and could materially adversely affect our business, operating results, and financial condition.

Trust in our brand is essential to the strength of our business. Maintaining and enhancing our brand reputation is critical to our ability to attract Pet Caregivers, Pet Parents, and employees, to compete effectively, to preserve and deepen the engagement of our existing Pet Caregivers, Pet Parents, and employees, to maintain and improve our standing in the communities where our pet care providers operate, including our standing with community leaders and regulatory bodies, and to mitigate legislative or regulatory scrutiny, litigation, and government investigations. We are heavily dependent on the perceptions of Pet Caregivers and Pet Parents who use our platform to help make word-of-mouth recommendations that contribute to our growth. Negative perception of our platform or company may harm our reputation, brand, and local network effects, including as a result of:

- complaints or negative publicity about us, our platform, Pet Parents, Pet Caregivers, or our policies and guidelines;

- illegal, negligent, reckless, or otherwise inappropriate behavior by Pet Caregivers, Pet Parents, or third parties;

- injuries or other safety-related issues involving pets;

- a pandemic or an outbreak of disease, such as the COVID-19 pandemic, in which constituents of our network become infected;

- a failure to facilitate a sufficient level of bookings or to enable a competitive level of earnings for pet care providers;

- a failure to provide Pet Parents access to competitive pricing and quality;

- a failure to provide access to a range of offerings options sought by Pet Parents;

- fraudulent activity;

- actual or perceived disruptions or defects in our platform, such as site outages, payment disruptions, privacy or data security breaches, other security incidents, or other actual or perceived incidents that may impact the reliability of our services;

- litigation over, or investigations by regulators into, our platform;

- users' lack of awareness of, or compliance with, our policies;

- changes to our policies that users or others perceive as overly restrictive, unclear, inconsistent with our values or mission, or not clearly articulated;

- a failure to comply with legal, tax, and regulatory requirements;

- a failure to enforce our policies in a manner that users perceive as effective, fair, and transparent;

- a failure to operate our business in a way that is consistent with our values and mission;

- inadequate or unsatisfactory user support experiences;

- illegal or otherwise inappropriate behavior by our management team or other employees or contractors;

- negative responses by Pet Parents or Pet Caregivers to new services on our platform;

- a failure to register our trademarks and prevent or defend against misappropriation or third-party challenges to our existing or new trademarks;

- negative perception of our treatment of employees, Pet Parents, Pet Caregivers, or of our response to employee, Pet Parents, and Pet Caregiver sentiment related to political or social causes or actions of management; or

- any of the foregoing with respect to our competitors, to the extent such resulting negative perception affects the public's perception of us or our industry.

Any incident, whether actual or rumored to have occurred, involving the safety or security of pets, Pet Caregivers, Pet Parents, or other members of the public, fraudulent transactions, or incidents that are mistakenly attributed to us and any media coverage resulting therefrom, could create a negative public perception of our platform, which would adversely impact our ability to attract Pet Caregivers and Pet Parents. The impact of these issues may be more pronounced if we are seen to have failed to provide prompt and appropriate support or our platform policies are perceived to be too permissive, too restrictive, or providing Pet Caregivers or Pet Parents with unsatisfactory resolutions. We have been the subject of media reports, social media posts, blogs, and other forums that contain allegations about our business or activity on our platform that create negative publicity. As a result of these complaints and negative publicity, some Pet Caregivers have refrained from and may in the future refrain from, offering services through our platform and some Pet Parents have refrained from and may in the future refrain from, using our platform, which could materially adversely affect our business, operating results, and financial condition.

Our brand reputation could also be harmed if we fail to comply with regulatory requirements as interpreted by certain governments or agencies or otherwise fails, or are perceived to fail, to act responsibly in a number of other areas, such as: animal welfare; safety and security; data security; privacy practices and data protection; provision of information about users and activities on our platform, including as requested by certain governments or agencies; sustainability; advertising and social media endorsement regulation and guidance; human rights; diversity; non-discrimination; concerns relating to the "gig" economy; business practices; including those relating to our platform and offerings; strategic plans; business partners; employees; competition; litigation and response to regulatory activity; the environment; and local communities. Media, legislative or government scrutiny around our company relating to any of the above areas or others could cause backlash and could adversely affect our brand reputation with our Pet Caregivers, Pet Parents, and communities. Social media compounds the potential scope of the negative publicity that could be generated and the speed with which such negative publicity may spread. Any resulting damage to our brand reputation could materially adversely affect our business, operating results, and financial condition.

In addition, we rely on Pet Caregivers and Pet Parents to provide trustworthy reviews and ratings that our Pet Caregivers or Pet Parents may rely upon to help decide whether or not to book a particular offering or accept a particular booking and that we use to enforce quality standards. We rely on these reviews to further strengthen trust among members of our community. Our Pet Caregivers and Pet Parents may be less likely to rely on reviews and ratings if they believe that our review system does not generate trustworthy reviews and ratings.

We have procedures in place to combat fraud or abuse of our review system, but cannot guarantee that these procedures are or will be effective. In addition, if our Pet Parents do not leave reliable reviews and ratings, other potential Pet Caregivers or Pet Parents may disregard those reviews and ratings, and our systems that use reviews and ratings to make quality standards transparent would be less effective, which could reduce trust within our community and damage our brand reputation and could materially adversely affect our business, operating results, and financial condition.

Actions by Pet Caregivers or Pet Parents that are criminal, violent, inappropriate, or dangerous, or fraudulent activity, may undermine the safety or the perception of safety of our platform and our ability to attract and retain Pet Caregivers and Pet Parents and materially adversely affect our reputation, business, operating results, and financial condition.

We have no control over or ability to predict the specific actions of our users and other third parties during the time that pets or Pet Parents are with Pet Caregivers or otherwise and therefore, we cannot guarantee the safety of pets, Pet Caregivers, Pet Parents, and third parties. The actions of pets, Pet Caregivers, Pet Parents, and other third parties may result in pet and human fatalities, injuries, other harm, fraud, invasion of privacy, property damage, discrimination, and brand reputational damage, which have created and could continue to create potential legal or other substantial liabilities for us.

All new Pet Caregivers on our platform undergo third-party background checks before they can offer their services on our platform. U.S. Pet Caregivers are subject to a social security number and address trace and are checked against national and county criminal offense databases, sex offender registries, and certain global and domestic regulatory, terrorist and sanctions watch lists.

We do not verify the identity of or require background checks for Pet Parents, nor do we verify or require background checks for third parties who may be present during a service made through our platform. In addition, we do not currently and may not in the future require Pet Caregivers to re-verify their identity or undergo subsequent background checks following their successful completion of their initial screening process.

Our screening processes rely on, among other things, information provided by Pet Caregivers and our ability to validate that information and the effectiveness of third-party service providers that support our verification processes may be limited. Certain verification processes, including legacy verification processes on which we previously relied, may be less reliable than others. These processes are beneficial but not exhaustive and have limitations. There can be no assurances that these measures will significantly reduce criminal or fraudulent activity on our platform. The criminal background checks for Pet Caregivers and other screening processes rely on, among other things, information provided by Pet Caregivers and Pet Parents, our ability to validate that information, the accuracy, completeness, and availability of the underlying information relating to criminal records, the digitization of certain records, the evolving regulatory landscape in this area, such as relating to data privacy, data protection, and criminal background screening, and on the effectiveness of third-party service providers that may fail to conduct such background checks adequately or disclose information that could be relevant to a determination of eligibility.

In addition, we have not in the past and may not in the future undertake to independently verify the safety, suitability, location, quality, and compliance with our policies or standards and legal compliance, of all our Pet Caregivers' offerings. We have not in the past and may not in the future undertake to independently verify the location, safety, or suitability of offerings for individual pets and Pet Parents or the suitability, qualifications, or credentials of pet care providers. Where we have undertaken the verification or screening of certain aspects of Pet Caregiver qualifications and offerings, the scope of such processes may be limited and rely on, among other things, information provided by Pet Caregivers and the ability of our internal teams or third-party vendors to adequately conduct such verification or screening practices.

In addition, we have not in the past taken and may not in the future take steps to re-verify or re-screen Pet Caregiver qualifications or offerings following initial review. We have in the past relied and may in the future, rely on Pet Caregivers and Pet Parents to disclose information relating to their offerings and such information may be inaccurate or incomplete. We have created policies and standards to respond to issues reported with offerings, but certain offerings may pose heightened safety risks to individual users because those issues have not been reported to us or because our customer support team has not taken the requisite action based on our policies. We rely, at least in part, on reports of issues from Pet Caregivers and Pet Parents to investigate and enforce many of our policies and standards. In addition, our policies may not contemplate certain safety risks posed by offerings or by individual Pet Caregivers or Pet Parents or may not sufficiently address those risks.

We also have faced or may face civil litigation, regulatory investigations, and inquiries involving allegations of, among other things, unsafe or unsuitable offerings, discriminatory policies, data processing, practices or behavior on and off our platform or by Pet Caregivers, Pet Parents, and third parties, general misrepresentations regarding the safety or accuracy of offerings on our platform, and other Pet Caregiver, Pet

Parent, or third-party actions that are criminal, violent, inappropriate, dangerous, or fraudulent. While we recognize that we need to continue to build trust and invest in innovations that will support trust when it comes to our policies, tools, and procedures to protect Pet Caregivers, Pet Parents, and the communities in which our Pet Caregivers operate, we may not be successful in doing so. Similarly, offerings that are inaccurate, of a lower than expected quality, or that do not comply with our policies may harm Pet Parents and public perception of the quality and safety of offerings on our platform and materially adversely affect our reputation, business, operating results, and financial condition.

If Pet Caregivers, Pet Parents, or third parties engage in criminal activity, misconduct, fraudulent, negligent, or inappropriate conduct, or use our platform as a conduit for criminal activity, Pet Parents may not consider our platform and the offerings on our platform safe and we may receive negative media coverage, or be subject to involvement in a government investigation concerning such activity, which could adversely impact our brand reputation and lower the usage rate of our platform.

We have a limited operating history in an evolving industry, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

We launched operations in 2015 and since then have frequently: (1) increased the number of local markets in which we offer services; (2) expanded our platform features and services; and (3) changed our fee structure. Because the market for accessing pet care is rapidly evolving and has not yet reached widespread adoption, it is difficult for us to predict our future operating results. We also have a limited operating history, our ability to accurately forecast our future results of operations is limited and subject to a number of uncertainties, including our ability to plan for and model future growth. This limited operating history and our evolving business make it difficult to evaluate our prospects and the risks and challenges we may encounter. These risks and challenges include our ability to:

- accurately forecast our revenues and plan our operating expenses;
- increase the number of and retain existing Pet Parents and Pet Caregivers that use our platform;
- successfully compete with current and future competitors;
- provide our users with superior experiences;
- successfully expand our business in existing markets and enter new markets and geographies;
- anticipate and respond to macroeconomic changes and changes in the markets in which we operate;
- maintain and enhance the value of our reputation and brand;
- adapt to rapidly evolving trends in the ways service providers and consumers interact with technology;
- avoid interruptions or disruptions in our service;
- develop a scalable, high-performance technology infrastructure that can efficiently and reliably handle increased usage, as well as the deployment of new features and services;
- hire, integrate, and retain talented technology, marketing, customer service, and other personnel;
- effectively manage rapid growth in our personnel and operations; and
- effectively manage our costs.

If we fail to address the risks and difficulties that we face, including those associated with the challenges listed above as well as those described elsewhere in this "*Risk Factors*" section, our business, financial condition, and operating results could be materially adversely affected.

If use of our platform in large metropolitan areas is negatively affected, our financial results and future prospects could be adversely impacted.

We derive a significant portion of our bookings and historically have generated a significant portion of our growth in more densely populated urban areas. Our business and financial results may be susceptible to economic, social and regulatory conditions, or other circumstances that tend to impact such areas. An economic downturn, increased competition, or regulatory obstacles in these areas could adversely affect our business, financial condition, and operating results to a much greater degree than would the occurrence of such events in

other areas. Further, we expect that we will continue to face challenges in penetrating lower-density suburban and rural areas, where our network is smaller and finding local Pet Caregivers is more difficult, the cost of pet ownership is lower, and alternative Pet Caregivers may be more convenient. If we are not successful in penetrating suburban and rural areas, or if we are unable to operate in certain key metropolitan areas in the future, our ability to serve what we consider to be our TAM would be limited and our business, financial condition, and operating results would suffer.

If we cannot successfully manage the unique challenges presented by international markets, we may not be successful in expanding our operations outside the United States.

Our strategy may include the expansion of our operations to international markets. Although some of our executive officers have experience in international business from prior positions, we have little experience with operations outside the United States. Our ability to successfully execute this strategy is affected by many of the same operational risks we face in expanding our U.S. operations. In addition, our international expansion may be adversely affected by our ability to attract local Pet Parents and Pet Caregivers to our platform, obtain and protect relevant trademarks, domain names, and other intellectual property, as well as by local laws and customs, legal and regulatory constraints, political and economic conditions, and currency regulations of the countries or regions in which we may intend to operate in the future. Risks inherent in expanding operations internationally also include, among others, the costs and difficulties of managing international operations, adverse tax consequences, domestic and international tariffs, and trade policies and greater difficulty in securing and enforcing intellectual property rights. If we invest substantial time and resources to expand our operations internationally and are unable to manage these risks effectively, our business, financial condition, and results of operations could be adversely affected.

In addition, international expansion may increase our risks in complying with various laws and standards, including with respect to anti-corruption, anti-bribery, export controls, privacy, and trade and economic sanctions.

Any international operations involve additional risks, and exposure to these risks may increase if Wag! expands internationally.

We may expand our operations internationally. Our platform is currently only available in English, and we may have difficulty modifying its technology and content for use in non-English-speaking markets or fostering new communities in non-English-speaking markets. Our ability to manage our business and conduct our operations internationally requires considerable management attention and resources, and is subject to the particular challenges of supporting a rapidly growing business in an environment of multiple languages, cultures, customs, legal systems, alternative dispute systems, regulatory systems, and commercial infrastructures. Furthermore, in most international markets, we would not be the first entrant, and competitors may be better positioned than we are to succeed. Expanding internationally may subject us to risks that we have either not faced before or increase our exposure to risks that we currently face, including risks associated with:

- recruiting and retaining qualified, multi-lingual employees;
- increased competition from local websites and guides and potential preferences by local populations for local providers;
- providing solutions in different languages for different cultures, which may require that we modify our solutions and features to ensure that they are culturally relevant in different countries;
- credit risk and higher levels of payment fraud;
- currency exchange rate fluctuations;
- foreign exchange controls that might prevent us from repatriating cash earned outside the United States;
- political and economic instability in some countries;
- double taxation of our international earnings and potentially adverse tax consequences due to changes in the tax laws of the United States or the foreign jurisdictions in which we operate; and
- higher costs of doing business internationally.

Risks Related to Regulation and Taxation

If Pet Caregivers are reclassified as employees under applicable law, our business would be materially adversely affected.

We are subject to claims, lawsuits, arbitration proceedings, administrative actions, government investigations, and other legal and regulatory proceedings at the U.S. federal, state, and municipal levels challenging the classification of Pet Caregivers that use our platform as independent contractors. The tests governing whether a service provider is an independent contractor or an employee vary by governing law and are typically highly fact sensitive. Laws and regulations that govern the status and classification of independent contractors are subject to changes and divergent interpretations by various authorities, which can create uncertainty and unpredictability for us. As referenced above, we maintain that Pet Caregivers that use our platform are independent contractors. However, Pet Caregivers may be reclassified as employees, especially in light of the evolving rules and restrictions on service provider classification and their potential impact on participants in the "gig economy." A reclassification of service providers as employees would adversely affect our business, financial condition, and operating results, including as a result of:

- monetary exposure arising from, or relating to failure to, withhold and remit taxes (including with respect to the Pet Caregiver Issuance), unpaid wages and wage and hour laws and requirements (such as those pertaining to failure to pay minimum wage and overtime, or to provide required breaks and wage statements), expense reimbursement, statutory and punitive damages, penalties, and government fines;

- injunctions prohibiting continuance of existing business practices;

- claims for employee benefits (including equity incentives), social security, workers' compensation, and unemployment;

- claims of discrimination, harassment, and retaliation under civil rights laws;

- claims under laws pertaining to unionizing, collective bargaining, and other concerted activity;

- other claims, charges, or other proceedings under laws and regulations applicable to employers and employees, including risks relating to allegations of joint employer liability or agency liability; and

- harm to our reputation and brand.

In the United States, national, state, and local governmental authorities have enacted or pursued, and may in the future enact and pursue, measures designed to regulate the gig economy. For example, in 2019 the California Assembly passed AB-5, which codified a narrow worker classification test that has had the effect of treating many "gig economy" workers as employees. AB-5 now includes a referral agency exemption that specifically applies to animal services, dog walking, and grooming. While we believe that Pet Caregivers who use our platform fall within such exemption, the interpretation or enforcement of the exemption could change. In addition, other jurisdictions (including in international geographies where we may in the future offer our platform) could pursue similar laws that do not include such carve outs and which, if applied to our platform, could adversely impact our platform's availability and our business. In the past, we have been subject to claims by representatives of Pet Caregivers alleging various misclassification claims and wage and hour violations. These claims have been settled, but we may be subject to similar claims and legal proceedings in the future.

In addition to the harms listed above, a reclassification of Pet Caregivers as employees would require us to significantly alter our existing business model and operations and impact our ability to add and retain Pet Caregivers to our platform and grow our business, which we would expect to have an adverse effect on our business, financial condition, and operating results.

We are licensed to operate in regulated industries and if these licenses are revoked or suspended, our business may be materially adversely affected.

We operate in regulated industries, including insurance, which require licenses to operate in the jurisdictions in which we operate. One of our subsidiaries is currently licensed as an insurance agency in 50 states and the District of Columbia. We cannot guarantee that it will be able to refer its customers to options for pet insurance nationwide in the near term or at all. Our ability to retain state licenses depends on our ability to meet licensing requirements enacted or promulgated in each state. If we are unable to satisfy the applicable

licensing requirements of any particular state, we could lose our license to do business in such state, or have certain referral compensation agreements suspended or terminated, and may result in the suspension of our authority to receive commission compensation for the referral of such insurance business. If these licenses are revoked or suspended, our regulated business could be materially adversely affected and we may be forced to temporarily suspend operations in affected jurisdictions. This may require our to expend substantial resources or to discontinue certain services or platform features, which might further adversely affect our business. Any costs incurred to prevent or mitigate this potential liability could adversely affect our business, financial condition, and operating results.

Similarly, one of our subsidiaries is licensed as a pharmacy in California. We cannot guarantee that it will be able to fulfill prescriptions for its customers in the near term or at all. Our ability to retain state licenses depends on our ability to meet licensing requirements enacted or promulgated in each state. If we are unable to satisfy the applicable licensing requirements of any particular state, we could lose our license to do business in such state. If such licenses are revoked or suspended, our regulated business could be materially adversely affected and we may be forced to temporarily suspend operations in affected jurisdictions. This may require us to expend substantial resources or to discontinue certain services or platform features, which could further adversely affect our business. Any costs incurred to prevent or mitigate this potential liability could adversely affect our business, financial condition, and operating results.

Our business is subject to a variety of U.S. laws and regulations, many of which are unsettled and still developing and failure to comply with such laws and regulations could subject us to claims or otherwise adversely affect our business, financial condition, or operating results.

Online marketplaces offering pet care services are a rapidly developing business model and are quickly evolving. We are or may become subject to a variety of laws in the United States and other jurisdictions. Laws, regulations, and standards governing issues such as worker classification, labor and employment, anti-discrimination, animal safety, home-based pet care licensing and regulation, insurance producer licensing and market conduct, online payments, gratuities, pricing and commissions, subscription services, intellectual property, background checks, and tax are often complex and subject to varying interpretations, in many cases due to their lack of specificity. The scope and interpretation of these laws and whether they are applicable to us, are often uncertain and may be conflicting, including varying standards and interpretations among countries, between state or province and federal law, between individual states or provinces and even at the city and municipality level. As a result, their application in practice may change or develop over time through judicial decisions or as new guidance or interpretations are provided by regulatory and governing bodies. We have been proactively working with state and local governments and regulatory bodies to ensure that our platform is available broadly in the United States.

Additionally, laws relating to the potential liability of providers of online services for activities of their users and other third parties are currently being tested by a number of claims, including actions based on invasion of privacy and other torts, unfair competition, copyright, and trademark infringement and other theories based on the nature and content of the materials searched, the ads posted, or the content provided by users. In addition, regulatory authorities in the United States at the federal and state level are considering a number of legislative and regulatory proposals concerning privacy and other matters that may be applicable to our business. For more information regarding such privacy and security laws and regulations, and the impact of such laws and regulations on our business, see "*Risk Factors — Risks Related to Privacy and Technology — Changes in laws, regulations, or industry standards relating to privacy, data protection, or the protection or transfer of data relating to individuals, or any actual or perceived failure by us to comply with such laws and regulations or any other obligations, including contractual obligations, relating to privacy, data protection, or the protection or transfer of data relating to individuals, could adversely affect our business.*" It is also likely that if our business grows and evolves and our services are used in a greater number of geographies, we would become subject to laws and regulations in additional jurisdictions. It is difficult to predict how existing laws would be applied to our business and the new laws to which we may become subject.

In the United States, money transmission is subject to various state and federal laws and the rules and regulations are enforced by multiple authorities and governing bodies, including numerous federal, state, and local agencies who may define money transmission differently. Outside of the United States, we would be subject to additional laws, rules, and regulations related to the provision of payments and financial services if we expand internationally. If we expand into new jurisdictions, the foreign regulations and regulators governing our

business that we are subject to will expand as well. Noncompliance with such regulations may subject us to fines or other penalties in one or more jurisdictions levied by federal or state or local regulators, including state Attorneys General, as well as those levied by foreign regulators. In addition to fines, penalties for failing to comply with applicable rules, and regulations could include criminal and civil proceedings, forfeiture of significant assets or other enforcement actions. We could also be required to make changes to our business practices or compliance programs as a result of regulatory scrutiny.

Recent financial, political, and other events may increase the level of regulatory scrutiny on larger companies, technology companies in general and companies engaged in dealings with independent service providers or otherwise viewed as part of the "gig economy." Regulatory and administrative bodies may enact new laws or promulgate new regulations that are adverse to our business, or they may view matters or interpret laws and regulations differently than they have in the past or in a manner adverse to our business, including by changing employment-related laws or by regulating or capping the commissions businesses like ours agree to with service providers or the fees that we may charge Pet Parents. Given our short operating history to-date and our licensed insurance subsidiary, and the rapid speed of growth of both, we are particularly vulnerable to regulators reviewing our practices and customer communications. As a result of any noncompliance with such requirements, regulators could impose fines, rebates or other penalties, including revocation or suspension of its licenses, and cease-and-desist orders for an individual state, or all states, until the identified noncompliance is rectified. In addition, regulatory scrutiny or action may create different or conflicting obligations on us from one jurisdiction to another, which creates additional challenges to managing our business.

Our success, or perceived success, and increased visibility may also drive some businesses that perceive our business model as a threat to their services, or otherwise negatively, to raise their concerns to local policymakers and regulators. These businesses and their trade association groups or other organizations may take actions and employ significant resources to shape the legal and regulatory regimes in jurisdictions where Wag! may have, or seek to have, a market presence in an effort to change such legal and regulatory regimes in ways intended to adversely affect or impede our business and the ability of Pet Parents and service providers to use our platform.

If we are not able to comply with these laws or regulations or if we become liable under these laws or regulations, including any future laws or regulations that we may not be able to anticipate at this time, we could be materially adversely affected and we may be forced to implement new measures to reduce our exposure to this liability. This may require us to expend substantial resources or to discontinue certain services or platform features, which would adversely affect our business. Any failure to comply with applicable laws and regulations could also subject us to claims and other legal and regulatory proceedings, fines, or other penalties, criminal and civil proceedings, forfeiture of significant assets, and other enforcement actions. In addition, the increased attention to liability issues as a result of lawsuits and legislative proposals could adversely affect our reputation or otherwise impact the growth of our business. Any costs incurred to prevent or mitigate this potential liability are also expected to adversely affect our business, financial condition, and operating results.

Government regulation of the Internet, mobile devices and e-commerce is evolving and unfavorable changes could substantially adversely affect our business, financial condition, and operating results.

We are subject to general business regulations and laws as well as regulations and laws specifically governing the Internet, mobile devices, and e-commerce that are constantly evolving. Existing and future laws and regulations, or changes thereto, may impede the growth of the Internet, mobile devices, e-commerce, or other online services and increase the cost of providing online services, require us to change our business practices, or raise compliance costs or other costs of doing business. These regulations and laws, which continue to evolve, may address taxation, tariffs, privacy, data retention and protection, data security, pricing and commissions, content, copyrights, distribution, social media marketing, advertising practices, sweepstakes, mobile, electronic contracts and other communications, consumer protection, text messaging, Internet and mobile application access to our offerings and the characteristics and quality of online offerings, the provision of online payment services, and the characteristics and quality of services. For more information regarding such privacy and security laws and regulations, and the impact of such laws and regulations on our business, see "*Risk Factors—Risks Related to Privacy and Technology—Changes in laws, regulations, or industry standards relating to privacy, data protection, or the protection or transfer of data relating to individuals, or any actual or perceived failure by us to comply with such laws and regulations or any other obligations, including contractual obligations, relating to privacy, data protection, or the protection or transfer of data relating to individuals, could*

adversely affect our business." It is not clear how existing laws governing issues such as property ownership, sales, use and other taxes, libel, and personal privacy apply to the Internet and e-commerce. In addition, if we expand internationally, it is possible that foreign government entities may seek to censor content available on our mobile applications or website or may even attempt to block access to our mobile applications and website. Any failure, or perceived failure, by us to comply with any of these laws or regulations could result in damage to our reputation and brand, a loss in business and proceedings, or actions against us by governmental entities or others, which could adversely affect our business, financial condition, and operating results.

We are subject to regulatory inquiries, claims, lawsuits, government investigations, and various proceedings and other disputes, and may face potential liability and expenses for legal claims, which could materially adversely affect our business, operating results, and financial condition.

We are or may become subject to claims, lawsuits, arbitration proceedings, government investigations, and other legal, regulatory, and administrative proceedings, including those involving pet injury, personal injury, property damage, worker classification, pay model, labor and employment, unemployment insurance benefits, workers' compensation, anti-discrimination, commercial disputes, competition, Pet Caregiver and Pet Parent complaints, intellectual property disputes, compliance with regulatory requirements, data security, advertising practices, tax issues, and other matters. We may become subject to additional types of claims, lawsuits, government investigations, and legal or regulatory proceedings as our business grows and as it deploys new services. Results of investigations, inquiries, and related governmental action are inherently unpredictable and, as such, there is always the risk of an investigation, or inquiry having a material impact on our business, financial condition, and operating results, particularly if an investigation, or inquiry results in a lawsuit or unfavorable regulatory enforcement or other action. Any claims against us, whether meritorious or not, could be time-consuming and can have an adverse impact on us in light of the costs associated with cooperating with, or defending against, such matters and the diversion of management resources and other factors.

Determining reserves for our pending litigation is a complex and fact-intensive process that requires significant subjective judgment and speculation. It is possible that a resolution of one or more such proceedings could result in substantial damages, settlement costs, fines, and penalties that could adversely affect our business, financial condition, and operating results. These proceedings could also result in harm to our reputation and brand, sanctions, consent decrees, injunctions, or other orders requiring a change in our business practices. Any of these consequences could adversely affect our business, financial condition, and operating results. Further, under certain circumstances, we have contractual and other legal obligations to indemnify and to incur legal expenses on behalf of our business and commercial partners and current and former directors and officers.

We are subject to claims, lawsuits, and other legal proceedings seeking to hold us vicariously liable for the actions of pets, Pet Parents, and Pet Caregivers.

We are subject to claims, lawsuits, and other legal proceedings seeking to hold us vicariously liable for the actions of pets, Pet Parents, and Pet Caregivers. In the ordinary course of business, our customer service team receives claims pursuant to the Customer Claims Policy. Claims and threats of legal action that arise from pet sitting services booked through our website or applications may be sent directly to our legal department or may be received by our customer service team. Various parties have from time to time claimed and may claim in the future, that we are liable for damages related to accidents or other incidents involving pets, Pet Parents, Pet Caregivers, and third parties. For example, third parties have asserted legal claims against us in connection with personal injuries related to pet or human safety issues or accidents caused by Pet Caregivers or animals. We have incurred expenses to settle personal injury claims, which it sometimes chooses to settle for reasons including customer goodwill, expediency, protection of our reputation, and to prevent the uncertainty of litigating, and it expects that such expenses will continue to increase as our business grows and we face increasing public scrutiny. We currently are named as a defendant in a number of matters related to accidents or other incidents involving users of our platform, pets, or third parties. Pending or threatened legal proceedings could have a material impact on our business, financial condition, or operating results. Regardless of the outcome of any legal proceeding, any injuries to, or deaths of, any Pet Parents, Pet Caregivers, animals, or third parties could result in negative publicity and harm to our brand, reputation, business, financial condition, and operating results.

Reports, whether true or not, of animal-borne illnesses and injuries caused by pet care or unsanitary handling, cleaning, or grooming or other pet services incidents have led to potential legal claims against and severely injured the reputations of, participants in the pet services business and could do so in the future as well. In addition, reports of animal-borne illnesses or other safety issues occurring solely at competitors that are not on our platform, could, as a result of negative publicity about the pet services industry generally, adversely affect our business, financial condition, and operating results.

We also face potential liability and expense for claims, including class, collective and other representative actions, by or relating to Pet Caregivers regarding, among other things, the classification of Pet Caregivers that use our platform as well as our caregiver pay model, including claims regarding disclosures it makes with respect to sales tax, service fees, and gratuities, the process of signing up to become a Pet Caregiver, including the background check process and the nature and frequency of our communications to Pet Caregivers via email, text, or telephone. We also face potential liability and expense for claims, including class actions, relating to, among other things, its caregiver pay model, including claims regarding disclosures we make with respect to sales tax, service fees and gratuities, the services we facilitate, discrepancies between the information on our website and mobile applications, the experience of Pet Parents and Pet Caregivers, and the nature and frequency of our marketing communications via email, text, or telephone.

For additional information, please see "*Information About Wag! — Legal Proceedings*."

In addition, we face potential claims and litigation relating to possible pet and human fatalities, injuries, other violent acts, illness (including COVID-19), cancellations and refunds, property damage, motor vehicle accidents, and privacy or data protection violations that occurred during a service booked on our platform. We could face additional litigation and government inquiries and fines relating to our business practices, cancellations, and other consequences due to natural disasters or other unforeseen events beyond our control such as wars, regional hostilities, health concerns, including epidemics and pandemics such as COVID-19, or law enforcement demands and other regulatory actions.

We may be impacted by costly or burdensome arbitration and class action proceedings, and our use of arbitration and class action waivers subjects us to certain risks to our reputation and brand, as well as challenges to those waivers.

We include arbitration and class action waiver provisions in our terms of service with the Pet Parents and Pet Caregivers that use our platform, as well as in the Pet Care Provider Platform Use Agreement that Pet Caregivers must sign to be approved to provide services on our platform. These provisions are intended to streamline the litigation process for all parties involved, as they can in some cases be faster and less costly than litigating disputes in state or federal court. However, arbitration can be costly and burdensome and the use of arbitration and class action waiver provisions subjects us to certain risks to our reputation and brand, as these provisions have been the subject of increasing public scrutiny. In order to minimize these risks to our reputation and brand, we may limit our use of arbitration and class action waiver provisions or be required to do so in a legal or regulatory proceeding, either of which could cause an increase in our litigation costs and exposure. Additionally, we permit certain users of our platform to opt out of such provisions, which could also cause an increase in our litigation costs and exposure.

Further, with the potential for conflicting rules regarding the scope and enforceability of arbitration and class action waivers on a state-by-state basis, as well as between state and federal law, there is a risk that some or all of our arbitration provisions may in the future need to be revised to exempt certain categories of protection. If these provisions were found to be unenforceable, in whole or in part, or specific claims are required to be exempted, we could experience an increase in our costs to litigate disputes and the time involved in resolving such disputes and we could face increased exposure to potentially costly lawsuits, each of which could adversely affect our business, financial condition, and operating results.

We are subject to various U.S. anti-corruption laws and other anti-bribery and anti-kickback laws and regulations.

We are subject to anti-corruption, anti-bribery, and anti-money laundering laws in the jurisdictions in which we do business. These laws generally prohibit us and our employees from improperly influencing government officials or commercial parties in order to obtain or retain business, direct business to any person, or gain any

improper advantage. Applicable anti-bribery and anti-corruption laws also may hold us liable for acts of corruption and bribery committed by our third-party business partners, representatives, and agents who are acting on our behalf. We and our third-party business partners, representatives, and agents may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and may be held liable for the corrupt or other illegal activities of these third-party business partners and intermediaries and its employees, representatives, contractors, and agents, even if we do not explicitly authorize such activities. These laws also require that we keep accurate books and records and maintain internal controls and compliance procedures designed to prevent any such actions. While we have policies and procedures to address compliance with such laws, we cannot assure that our employees and agents will not take actions in violation of our policies or applicable law, for which we may be ultimately held responsible and our exposure for violating these laws increases as our international presence expands and as we increase sales and operations in foreign jurisdictions. Any violation of applicable anti-bribery, anti-corruption, and anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, imposition of significant legal fees, loss of export privileges, severe criminal or civil sanctions, or suspension or debarment from U.S. government contracts, substantial diversion of management's attention, a drop in our stock price, or overall adverse consequences to our business, all of which may have an adverse effect on our reputation, business, financial condition, and operating results.

Taxing authorities may successfully assert that we have not properly collected, or in the future should collect, sales and use, gross receipts, value added, or similar taxes and may successfully impose additional obligations on us and any such assessments, obligations, or inaccuracies could adversely affect our business, financial condition, and operating results.

The application of non-income, or indirect, taxes, such as sales and use tax, value-added tax, goods and services tax, business tax, and gross receipt tax, to businesses like ours is a complex and evolving issue. Many of the fundamental statutes and regulations that impose these taxes were established before the adoption and growth of the Internet and e-commerce. Significant judgment is required on an ongoing basis to evaluate applicable tax obligations and as a result, amounts recorded are estimates and are subject to adjustments. In many cases, the ultimate tax determination is uncertain because it is not clear how new and existing statutes might apply to our business.

In addition, governments are increasingly looking for ways to increase revenue, which has resulted in discussions about tax reform and other legislative action to increase tax revenue, including through indirect taxes. Such taxes could adversely affect our financial condition, and operating results. For instance, if we or Pet Caregivers try to pass along increased additional taxes and raise fees or prices to Pet Parents, booking volume may decline.

We are subject to indirect taxes, such as payroll, sales, use, value-added, and goods and services taxes and we have, and may in the future, face various indirect tax audits in various U.S. jurisdictions. We believe that we remit indirect taxes in all relevant jurisdictions in which we generate taxable sales, based on our understanding of the applicable laws in those jurisdictions. However, tax authorities may raise questions about, or challenge or disagree with, our calculation, reporting, or collection of taxes and may require us to collect taxes in jurisdictions in which we do not currently do so or to remit additional taxes and interest and could impose associated penalties and fees. Further, even where we are collecting taxes and remitting them to the appropriate authorities, we may fail to accurately calculate, collect, report, and remit such taxes. A successful assertion by one or more tax authorities requiring us to collect taxes in jurisdictions in which we do not currently do so or to collect additional taxes in a jurisdiction in which we currently collect taxes, could result in substantial tax liabilities, including taxes on past sales, as well as penalties and interest, could discourage Pet Parents and Pet Caregivers from utilizing our offerings, or could otherwise harm our business, financial condition, and operating results. We are currently subject to audits by taxing authorities and other forms of investigation, audit, or inquiry conducted by federal, state, or local governmental agencies. We are also subject to routine IRS audits, including those regarding 1099 Statements. As of December 31, 2022, management did not believe that the outcome of pending matters would have a material adverse effect on our financial position, results of operations, or cash flows. For more information, see the section entitled, "*Information About Wag! — Legal Proceedings*".

As a result of these and other factors, the ultimate amount of tax obligations owed may differ from the amounts recorded in our financial statements and any such difference may adversely affect our operating

results in future periods in which we change our estimate of tax obligations or in which the ultimate tax outcome is determined.

We may have exposure to greater than anticipated tax liabilities.

We are subject to income taxes in the United States. Our effective tax rate could be materially adversely affected by changes in the mix of earnings and losses in jurisdictions with differing statutory tax rates, changes in tax laws, tax treaties, and regulations or the interpretation of them, certain non-deductible expenses, and the valuation of deferred tax assets. Increases in our effective tax rate would reduce profitability or increase losses.

Many of the underlying laws, rules and regulations imposing taxes and other obligations were established before the growth of the Internet and ecommerce. Taxing authorities in various jurisdictions are currently reviewing the appropriate treatment of companies engaged in Internet commerce and may make changes to existing tax or other laws that could result in additional taxes relating to our activities, and/or impose obligations on us to collect such taxes. New tax laws or regulations could be enacted at any time, which could adversely affect our business operations and financial performance. Further, existing tax laws and regulations could be interpreted, modified or applied adversely to us.

We have been subject to examination and may be subject to examination in the future, by federal, state, and local tax authorities on income, employment, sales, and other tax matters. While we regularly assesses the likelihood of adverse outcomes from such examinations and the adequacy of our provision for taxes, there can be no assurance that such provision is sufficient and that a determination by a tax authority would not have an adverse effect on our business, financial condition, and operating results. Certain risks relating to employment taxes and sales taxes are described in more detail under "*If Pet Caregivers are reclassified as employees under applicable law, our business would be materially adversely affected*." If Pet Caregivers are reclassified as employees under federal or state law, our business would be materially adversely affected. Taxing authorities may successfully assert that we have not properly collected, or in the future should collect, sales and use, gross receipts, value added, or similar taxes and may successfully impose additional obligations on us and any such assessments, obligations, or inaccuracies could adversely affect our business, financial condition, and operating results.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2022, the Company had U.S. federal and state net operating loss carryforwards of approximately $209 million and $178 million, respectively. The federal net operating loss carryforwards generated as of December 31, 2017 of $24.4 million will expire in 2037, while $184.6 million federal net operating loss carryforwards generated in post December 31, 2017 or later do not expire due to the provisions in the Tax Cuts and Jobs Act, but may only offset 80% of taxable income in periods of future utilization. The state net operating loss carryovers will begin to expire in 2038 and will continue to expire through 2042. It is possible that we will not generate taxable income in time to use NOLs before their expiration, or at all. Under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an "ownership change," the corporation's ability to use its pre-change NOLs and certain other tax attributes to offset its post-change taxable income may be limited. In general, an "ownership change" will occur if there is a cumulative change in our ownership by "5 percent stockholders" that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under state tax laws. We have, in the past, experienced ownership changes, and if we experience one or more ownership changes as a result of future transactions in our stock, our ability to use NOLs to reduce future taxable income and liabilities may be subject to annual limitations as a result of prior ownership changes and ownership changes that may occur in the future, including as a result of this offering.

NOLs arising in taxable years ending after December 31, 2017 can be carried forward indefinitely, but NOLs generated in tax years ending before January 1, 2018 will continue to have a two-year carryback and 20-year carryforward period. In addition, the CARES Act allows NOLs incurred in 2018, 2019, and 2020 to be carried back to each of the five preceding taxable years to generate a refund of previously paid income taxes. As we maintain a full valuation allowance against our U.S. NOLs, these changes will not impact our balance sheet as of December 31, 2022 or results of operations.

Under the legislation commonly referred to as the Tax Cuts and Jobs Act of 2017, or the Tax Act, as amended by the Coronavirus Aid, Relief and Economic Security Act (the "CARES Act"), net operating losses incurred in taxable years that began after December 31, 2017 may offset 100% of current year taxable income in 2018, 2019, and 2020 taxable years and limited to 80% for tax years after December 31, 2020. There is also a risk that our existing net operating losses or tax credits could expire or otherwise be unavailable to offset future income tax liabilities, either as the result of regulatory changes issued, possibly with retroactive effect, by various jurisdictions seeking to raise revenue to help counter the fiscal impact of the COVID-19 pandemic, or for other unforeseen reasons. A temporary suspension of the use of certain net operating losses and tax credits has been enacted in California and other states may enact suspensions as well.

Risks Related to Our Indebtedness

A definitive financing agreement with Blue Torch is secured by substantially all of our assets and the assets of our subsidiaries, and in the occurrence of an event of default, Blue Torch may be able to foreclose on all or some of these assets which would materially harm our business, financial condition and results of operations

We entered into a definitive financing agreement with Blue Torch Finance, LLC ("Blue Torch") for a senior secured credit facility in the amount of $32.17 million in connection with the closing of the Business Combination (the "Credit Facility"). The Credit Facility is secured by substantially all of our assets and the assets of our subsidiaries (collectively, the "Credit Parties"), including the Credit Parties' intellectual property and equity interests in the Credit Parties' subsidiaries, subject to customary exceptions. Additionally, the definitive documentation for the Credit Facility states that if the Credit Parties default on their payment or performance obligations in respect of the Credit Facility, Blue Torch will be able to foreclose on all or some of the Credit Parties' assets that are collateral for the Credit Facility, which would materially harm the Credit Parties' business, financial condition and results of operations and our securities could be rendered worthless. The pledge of these assets and other restrictions contained in the definitive financing documentation for the Credit Facility may also limit the Credit Parties' flexibility in raising capital for other purposes. Because substantially all of the Credit Parties' assets will be pledged to secure the Credit Facility, the Credit Parties' ability to incur additional secured or unsecured indebtedness or to sell or dispose of assets to raise capital may be impaired, which could have an adverse effect on the Credit Parties' financial flexibility. See the section entitled "*Liquidity and Capital Resources — Debt*" located elsewhere in this Annual Report on Form 10-K.

Our debt obligations could materially and adversely affect our business, financial condition, results of operations, and prospects.

We have incurred in the past, and may incur in the future, debt to finance our operations, capital investments, and business acquisitions and to restructure our capital structure.

Our debt obligations could materially and adversely impact us. For example, these obligations could:

- require us to use a large portion of our cash flow to pay principal and interest on debt, which will reduce the amount of cash flow available to fund working capital, capital expenditures, acquisitions, research and development, or R&D, expenditures and other business activities;

- result in certain of our debt instruments being accelerated to be immediately due and payable or being deemed to be in default if certain terms of default are triggered, such as applicable cross-default and/or cross-acceleration provisions;

- limit our future ability to raise funds for capital expenditures, strategic acquisitions or business opportunities, R&D and other general corporate requirements;

- restrict our ability to incur specified indebtedness, create or incur certain liens and enter into sale-leaseback financing transactions;

- increase our vulnerability to adverse economic and industry conditions; and

- increase our exposure to interest rate risk from variable rate indebtedness.

Our Credit Facility with Blue Torch contains covenants, including requirements to maintain certain levels of minimum revenue and minimum liquidity, restrictions on restricted payments and other customary debt covenants. A breach of the covenants can result in an event of default under the Credit Facility and as such allow Blue Torch to pursue certain remedies. In addition, the Credit Facility includes cross-default or cross-acceleration provisions that could result in the Credit Facility being accelerated and/or terminated if an event of default or acceleration of maturity occurs under any of our other indebtedness. For more information about these and other financing arrangements, see "*Wag!'s Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources*." Our ability to comply with these provisions may be affected by events beyond our control, and if we are unable to meet or maintain the necessary covenant requirements or satisfy, or obtain waivers for, the continuing covenants and other performance obligations contained in the Credit Facility, we may lose the ability to borrow under all of our debt facilities, which could materially and adversely affect our business.

Our ability to meet our payment obligations under our debt facilities depends on our ability to generate significant cash flows or obtain external financing in the future. We cannot assure you that we will be able to generate sufficient cash flow or obtain external financing on terms acceptable to us or at all.

Our ability to meet our payment obligations under our debt facilities depends on our ability to generate significant cash flows or obtain external financing in the future. This ability, to some extent, is subject to market, economic, financial, competitive, legislative and regulatory factors as well as other factors that are beyond our control. There can be no assurance that our business will generate cash flow from operations, or that additional capital will be available to us, in amounts sufficient to enable us to meet our debt payment obligations and to fund other liquidity needs. If we are unable to generate sufficient cash flows to service our debt payment obligations, we may need to refinance or restructure our debt, sell assets, reduce or delay capital investments, or seek to raise additional capital. If we are unable to implement one or more of these alternatives, we may be unable to meet our debt payment obligations, which could materially and adversely affect our business, financial condition, results of operations, and prospects.

Our ability to refinance existing debt and borrow additional funds is affected by a variety of factors, including:

- limitations imposed on us under existing and future debt facilities that contain restrictive covenants and borrowing conditions that may limit our ability to raise additional debt;

- a decline in liquidity in the credit markets, including due to the COVID-19 pandemic;

- volatility in our business;

- prevailing interest rates;

- the financial strength of the lenders from whom we borrow;

- the decision of lenders from whom we borrow to reduce their exposure to our industry due to global economic conditions, or a change in such lenders' strategic plan, future lines of business, the COVID-19 pandemic, or otherwise;

- the amount of eligible collateral pledged on debt facilities, which may be less than the borrowing capacity of these facilities;

- more stringent financial covenants in such refinanced facilities, which we may not be able to achieve; and

- accounting changes that impact calculations of covenants in our debt facilities.

If the refinancing or borrowing guidelines become more stringent and such changes result in increased costs to comply or decreased loan production volume, such changes could materially and adversely affect our business.

Risks Related to Privacy and Technology

We have been subject to attempted cybersecurity attacks in the past and may be the target of future attacks. Any actual or perceived breach of security or security incident or privacy or data protection

breach or violation, including via cyberattacks, data breaches, hacks, ransomware attacks, data loss, unauthorized access to or use of data (including personal information) and other breaches of its information technology systems, could interrupt our operations, harm our brand, and adversely affect our reputation, business, financial condition, and operating results.

Our business involves the collection, storage, processing, and transmission of personal information and other sensitive and proprietary data of Pet Parents and Pet Caregivers. Additionally, we maintain sensitive and proprietary information relating to our business, such as our own proprietary information, other confidential information, and personal information relating to individuals such as our employees. An increasing number of organizations have disclosed breaches of their information security systems and other information security incidents, some of which have involved sophisticated and highly targeted attacks. Given the nature of the information we use and store, third parties may seek to gain unauthorized access to such information, and thus the secure maintenance of this information is critical to our business and reputation. In addition, these incidents can originate on our vendors' websites, which can then be leveraged to access our website, further preventing our ability to successfully identify and mitigate the attack.

Because techniques used to obtain unauthorized access to or to sabotage information systems change frequently and may not be known until launched against us, even if we take all reasonable precautions, including to the extent required by law, we may be unable to anticipate or prevent these attacks, react in a timely manner, or implement adequate preventive measures and may face delays in detection or remediation of, or other responses to, security breaches and other privacy-data protection and security-related incidents. Additionally, because we also share information with third-party service providers to conduct our business, if any of our business partners or service providers with whom we share information fail to implement adequate data-security practices or fail to comply with our terms and policies or otherwise suffer a network or other security breach, our users' information may be improperly accessed, used or disclosed. Such breaches experienced by other companies may also be leveraged against us. For example, credential stuffing attacks are becoming increasingly common and sophisticated actors can mask their attacks, making them increasingly difficult to identify and prevent. We have previously experienced incidents of fraud on our platform that we believe involved credential stuffing attacks and which we were unable to preemptively detect or prevent. In addition, hardware, software, or applications we develop or procures from third parties may contain defects in design or manufacture or other problems that could unexpectedly compromise information security, or users on our platform could have vulnerabilities on their own devices that are unrelated to our systems and platform but could mistakenly be attributed to us. See "*Risk Factors — Risks Related to Privacy and Technology — Any error, bug, vulnerability or systems defect or failure and resulting interruptions in the availability of our website, mobile applications, or platform could adversely affect our business, financial condition, and operating results.*"

Although we have developed reasonable systems and processes that are designed to protect data of Pet Parents and Pet Caregivers that use our platform, protect our systems and the proprietary, sensitive and confidential information it maintains, prevent data loss, and prevent security breaches and security incidents, our security measures have not fully protected against such matters in the past. For example, we have been subject to phishing, credential stuffing or distributed denial-of-service attacks, and therefore we cannot guarantee that no such or other attacks will occur in the future or that they will not be successful. Accordingly, we may experience data security breaches, cyberattacks, hacks, ransomware attacks, data loss, unauthorized access to or use of data (including personal information) or other data security incidents. Further, the IT and infrastructure used in our business may be vulnerable to cyberattacks or security breaches or to damages from computer viruses, worms, and other malicious software programs or other attacks, covert introduction of malware to computers and networks, unauthorized access, including impersonation of unauthorized users, efforts to discover and exploit any security vulnerabilities or securities weaknesses, and other similar disruptions, which may permit third parties to access data, including personal information and other sensitive data of Pet Parents and Pet Caregivers, our employees' personal information, or other sensitive, confidential or proprietary data that it maintains or that otherwise is accessible through those systems. For more information see "*Risk Factors — Any error, bug, vulnerability or systems defect or failure and resulting interruptions in the availability of our website, mobile applications, or platform could adversely affect our business, financial condition, and operating results.*" Employee error, malfeasance, or other errors in the storage, use, or transmission of any of these types of data also could result in an actual or perceived privacy, data protection, or security breach or other security incident. In addition, outside parties may attempt to fraudulently induce employees, service providers, users or customers to disclose sensitive information in order to gain access to

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our data or the data or accounts of our users or other parties. Although we have policies restricting access to the information it stores, there is a risk that these policies may not be effective in all cases.

Any actual or perceived breach of privacy or data protection, or any actual or perceived security breach or other incident that impacts our platform or systems, other IT and infrastructure used in our business, or data maintained or processed in our business, could interrupt our operations, result in our platform being unavailable, result in loss or improper access to, or acquisition or disclosure of, data, result in fraudulent transfer of funds, harm our reputation, brand and competitive position, damage our relationships with third-party partners, or result in claims, litigation, regulatory investigations and proceedings, increased credit card processing fees and other costs, and significant legal, regulatory and financial exposure, including, but not limited to, ongoing monitoring by regulators and any such incidents or any perception that our security measures are inadequate could lead to loss of Pet Parents' and Pet Caregivers' confidence in, or decreased use of, our platform, any of which could adversely affect our business, financial condition, and operating results. Any actual or perceived breach of privacy, data protection or security, or other security incident, impacting any entities with which we share or disclose data (including, for example, our third-party technology providers) could have similar effects. Further, any cyberattacks or actual or perceived security, privacy or data protection breaches, and other incidents directed at, or suffered by, our competitors could reduce confidence in our industry and, as a result, reduce confidence in us. We also expect to incur significant costs in an effort to detect and prevent privacy, data protection and security breaches, and other privacy-, data protection- and security-related incidents and we may face increased costs and requirements to expend substantial resources in the event of an actual or perceived privacy, data protection, or security breach or other incident occurs.

While we maintain cyber insurance that may help provide coverage for these types of incidents, it cannot assure you that our insurance will be adequate to cover all of its costs and liabilities related to any incidents, that insurance will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect our business, reputation, results of operations, and financial condition.

Changes in laws, regulations, or industry standards relating to privacy, data protection, or the protection or transfer of data relating to individuals, or any actual or perceived failure by us to comply with such laws and regulations or any other obligations, including contractual obligations, relating to privacy, data protection, or the protection or transfer of data relating to individuals, could adversely affect our business.

We receive, transmit, and store a large volume of regulated, personally identifiable information relating to users on our platform, as well as personally identifiable information relating to other individuals such as our employees. Numerous local, municipal, state, federal, and international laws and regulations address privacy and the collection, storing, sharing, use, disclosure, disposal, and protection of certain types of data, including, but not limited to the California Online Privacy Protection Act, the Personal Information Protection and Electronic Documents Act, the Controlling the Assault of Non-Solicited Pornography and Marketing Act, the Telephone Consumer Protection Act (restricting telemarketing and the use of automated SMS text messaging), Section 5 of the Federal Trade Commission Act, and the California Consumer Privacy Act and its accompanying regulations (collectively the "CCPA") as amended by the California Privacy Rights Act of 2020 discussed below. These laws, rules, and regulations regulating the personal information received, transmitted, and stored by us evolve frequently and their scope may continually change, through new legislation, amendments to existing legislation and changes in enforcement and may be inconsistent from one jurisdiction to another.

The California Privacy Rights Act of 2020, which came into effect on January 1, 2023 and amends the CCPA (together with the CCPA, collectively, the "CPRA"), among other things, requires covered companies to provide new disclosures to California consumers about such companies' collection, use and sharing of their personal information, gives California residents expanded rights to access, correct and delete their personal information, and affords such consumers abilities to opt out of certain processing, such as the transfer of personal information for the purpose of cross contextual behavioral advertising and the processing of sensitive personal information for certain purposes, as well as "sales" of personal information. The law also prohibits covered businesses from discriminating against consumers (for example, charging more for services) for exercising their CPRA rights (unless the difference in treatment is reasonably related to the value provided to the business by the consumer's data). The CPRA imposes severe statutory damages as well as a private right of action for certain data breaches that result in the unauthorized access to, or exfiltration, theft, or disclosure of

personal information. This private right of action is expected to increase the likelihood of and risks associated with data breach litigation. The CPRA has not been subject to significant litigation and judicial interpretation and it remains unclear how various provisions will be interpreted and enforced. The CPRA's further expansion of the obligations of covered companies may impact our business, particularly given the establishment of a new regulatory agency dedicated to enforcing those requirements in addition to the California Attorney General, potentially resulting in further uncertainty and requiring us to incur additional costs and expenses, and potentially changing business practices, in an effort to comply.

The CPRA and the CCPA have led to other states passing similar comprehensive privacy laws, including the Virginia Consumer Data Protection Act, which went into effect January 1, 2023, the Colorado Privacy Act and the Connecticut Data Privacy Act, each of which will go into effect July 1, 2023, and the Utah Consumer Privacy Act, which will go into effect December 31, 2023. Each of these statutes were modeled after and are very similar to the CCPA and CPRA, and may lead other states or even the U.S. Congress to pass comparable legislation. The effects of the CPRA and other similar state or federal laws, are significant and may require us to modify our data processing practices and policies and incur substantial compliance-related costs and expenses that are likely to increase over time. Additionally, many laws and regulations relating to privacy and the collection, storing, sharing, use, disclosure, and protection of certain types of data are subject to varying degrees of enforcement and new and changing interpretations by courts and may require us to divert resources from other initiatives and projects to address these evolving compliance and operational requirements. The aforementioned state privacy laws and other laws or regulations relating to privacy, data protection, and information security, particularly any new or modified laws or regulations, or changes to the interpretation or enforcement of such laws or regulations, that require enhanced protection of certain types of data or new obligations with regard to data retention, transfer, or disclosure, could greatly increase the cost of providing our platform, require significant changes to our operations, result in significant regulatory fines for alleged violations of the aforementioned laws, or even prevent us from providing our platform in jurisdictions in which we currently operate and in which we may operate in the future, all of which may have a material and adverse impact on our business, financial condition and results of operations.

Additionally, we have incurred and may continue to incur, significant expenses in an effort to comply with privacy, data protection, and information security standards and protocols imposed by law, regulation, industry standards, or contractual obligations. Publication of our privacy statement and other policies regarding privacy, data protection, and data security may subject us to investigation or enforcement actions by regulators if those statements or policies are found to be deficient, lacking transparency, deceptive, unfair, or misrepresentative of our practices. In general, negative publicity regarding actual or perceived violations of its end users' privacy-related rights, including fines and enforcement actions against it or other similarly placed businesses, also may impair users' trust in our privacy practices and make them reluctant to give their consent to share their data with us. In addition to government regulation, privacy advocates and industry groups have and may in the future propose self-regulatory standards from time to time, which may legally or contractually apply to us, or we may elect to comply with such standards. These various privacy, data protection, and data security legal obligations that apply to us may evolve in a manner that relates to our practices or the features of our mobile applications or website and we may need to take additional measures to comply with the new and evolving legal obligations, including but not limited to training efforts for our employees, contractors, and third-party partners. Such efforts may not be successful or may have other negative consequences. In particular, with laws and regulations such as the CCPA and industry standards imposing new and relatively burdensome obligations and with substantial uncertainty over the interpretation and application of these and other laws and regulations, We may face challenges in addressing their requirements and making necessary changes to our policies and practices and may incur significant costs and expenses in an effort to do so.

We also are bound by contractual obligations related to privacy, data protection, and data security and our efforts to comply with such obligations may not be successful or may have other negative consequences. With regard to our commercial arrangements, we and our counterparties, including business partners and external service providers, might be subject to contractual obligations regarding the processing of personal data. While we believe our and our counterparties' conduct under these agreements is in material compliance with all applicable laws, regulations, standards, certifications and orders relating to data privacy or security, us or our counterparties may fail, or be alleged to have failed, to be in full compliance. In the event that our acts or omissions result in alleged or actual failure to comply with applicable laws, regulations, standards, certifications and orders relating to data privacy or security, we may incur liability. While we endeavor to include indemnification provisions or other protections in such agreements to mitigate liability and losses stemming from its counterparties' acts or omissions, we may not always be able to negotiate for such protections and, even where it can, there is no guarantee that its counterparties will honor such provisions or that such protections will cover the full scope of our liabilities and losses.

Despite our efforts to comply with applicable laws, regulations, and other obligations relating to privacy, data protection, and information security, it is possible that our interpretations of the law, practices, or platform could be inconsistent with, or fail or be alleged to fail to meet all requirements of, such laws, regulations, or obligations. Our failure, or the failure by our third-party providers, Pet Parents, or Pet Caregivers on our platform, or consequences associated with our efforts to comply with applicable laws or regulations or any other obligations relating to privacy, data protection, or information security, or any compromise of security that results in unauthorized access to, or use or release of data relating to Pet Caregivers, Pet Parents, or other individuals, or the perception that any of the foregoing types of failure or compromise has occurred, could damage our reputation, discourage new and existing Pet Caregivers and Pet Parents from using our platform, or result in fines, investigations, or proceedings by governmental agencies and private claims and litigation, any of which could adversely affect our business, financial condition, and operating results. Even if not subject to legal challenge, the perception of privacy concerns, whether or not valid, may harm our reputation and brand which could materially adversely affect our business, financial condition, and operating results.

The success of our platform relies on algorithms and other proprietary technology and any failure to operate and improve our algorithms or to develop other innovative proprietary technology effectively could materially adversely affect our business, financial condition, and operating results.

We use proprietary algorithms in an effort to maximize user satisfaction and retention, as well as to optimize return on marketing expenses. Any failure to successfully operate or improve our algorithms or to develop other innovative proprietary technology could materially adversely affect our ability to maintain and expand our business. Operation failures could lead to fewer bookings, which could in turn lead to less or lower quality data, which could affect our ability to improve its algorithms and maintain, market and scale our platform effectively. Additionally, there is increased governmental interest in regulating technology companies. Any failure, or perceived failure, or negative consequences associated with our efforts to comply with any present or future laws or regulations in this area could subject us to claims, actions, and other legal and regulatory proceedings, fines or other penalties, and other enforcement actions and result in damage to our reputation and adversely affect our business, financial condition, and operating results.

Any error, bug, vulnerability, or systems defect or failure and resulting interruptions in the availability of our website, mobile applications, or platform could adversely affect our business, financial condition, and operating results.

Our success depends on Pet Parents and Pet Caregivers being able to access our platform at any time. Our systems, or those of third parties upon which we rely, may experience service interruptions or degradation or other performance problems because of hardware and software defects, malfunctions or inappropriate maintenance, distributed denial-of-service and other cyberattacks, infrastructure changes, human error, earthquakes, hurricanes, floods, fires, natural disasters, power losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks, computer viruses, ransomware, malware, or other events. Our systems also may be subject to break-ins, sabotage, theft, and intentional acts of vandalism, including by our own employees. In such an event, we may need to expend additional resources to bring the incident to an end, mitigate the liability associated with the fallout of such incident, make notifications to regulators and individuals affected, replace damaged systems or assets, defend itself in legal proceedings and compensate customers or end users. Further, some of our systems are not fully redundant and our disaster recovery planning may not be sufficient for all eventualities. Our business interruption insurance may not be sufficient to cover all of our losses that may result from interruptions in our service as a result of systems failures and similar events.

Our platform incorporates highly technical and complex technologies. Such technologies and software may now or in the future contain undetected errors, bugs, or vulnerabilities, some of which may only be discovered after the code has been released. Any error, bug or vulnerability in our products or services, systems or control failure, cybersecurity incidents, data security breach or attack on or compromise of our security or the security of our business partners could result in the loss, theft or inaccessibility of, unauthorized access to, or improper use or disclosure of, users' or our employees' data and could result in governmental or regulatory action, including resulting in fines or penalties, litigation, and financial and legal exposure, which could seriously harm Wag!'s reputation, brand and business, and impair its ability to attract and retain users, customers and advertisers. See "*Risk Factors — Risks Related to Privacy and Technology — We have been subject to cybersecurity attacks in the past and anticipate being the target of future attacks. Any actual or perceived breach of security or security incident or privacy or data protection breach or violation, including via*

cyberattacks, data breaches, hacks, ransomware attacks, data loss, unauthorized access to or use of data (including personal information) and other breaches of its information technology systems, could interrupt our operations, harm its brand, and adversely affect its reputation, business, financial condition, and operating results."

We have experienced and will likely continue to experience system failures and other events or conditions from time to time that interrupt the availability or reduce or affect the speed or functionality of our platform. Minor interruptions can result in new user acquisition losses that are never recovered. Affected users could seek monetary recourse from us for their losses and such claims, even if unsuccessful, would likely be time-consuming and costly to address. Further, in some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. A prolonged interruption in the availability or reduction in the availability, speed, or other functionality of our platform could adversely affect our business, brand, and reputation and could result in fewer Pet Parents and Pet Caregivers using our platform.

We primarily rely on Amazon Web Services to deliver its services to users on our platform and any disruption of or interference with our use of Amazon Web Services could adversely affect our business, financial condition, and operating results.

We rely in part upon the stable performance of our servers, networks, IT infrastructure and data processing systems for provision of our products and services. For example, we currently rely on Amazon Web Services ("AWS") to host our platform and support our operations. We do not have control over the operations of the facilities of AWS that it uses. The facilities of AWS are vulnerable to damage or interruption from internal and external factors, including natural disasters, cybersecurity attacks, terrorist attacks, power outages, and similar events or acts of misconduct. Our platform's continuing and uninterrupted performance is critical to its success. We have experienced, and expects that in the future it will experience, interruptions, delays, and outages in service and availability from time to time due to a variety of factors, including infrastructure changes, human or software errors, website hosting disruptions, and capacity constraints. In addition, any changes in AWS' service levels may adversely affect our ability to meet the requirements of users on our platform. Since our platform's continuing and uninterrupted performance is critical to its success, sustained or repeated system failures would reduce the attractiveness of our platform. It may become increasingly difficult or expensive to maintain and improve our performance, especially during peak usage times, as it expands the usage of our platform. Any negative publicity arising from these disruptions could harm our reputation and brand and may adversely affect the usage of our platform. Any of the above circumstances or events may harm our reputation and brand, reduce the availability or usage of our platform, lead to a significant short-term loss of revenue, increase its costs, and impair its ability to attract new users, any of which could adversely affect our business, financial condition, and operating results.

We rely on third-party payment service providers to process payments made by Pet Parents and payments made to Pet Caregivers on our platform. If these third-party payment service providers become unavailable or we are subject to increased fees, our business, operating results, and financial condition could be materially adversely affected.

We rely on a number of third-party payment service providers, including payment card networks, banks, payment processors, and payment gateways, to link us to payment card and bank clearing networks to process payments made by our Pet Parents and payments made to Pet Caregivers through our platform. We also rely on these third-party providers to address our compliance with various laws, including money transmission regulations. We have agreements with these providers, some of whom are the sole providers of their particular service. If these companies become unwilling or unable to provide these services to us on acceptable terms, we are unable to integrate with a provider in a timely manner, or regulators take action against us, our business may be disrupted. In such case, we would need to find an alternate payment service provider and we may not be able to secure similar terms or replace such payment service provider in an acceptable time frame. If we need to migrate to alternative or integrate additional third-party payment service providers for any reason, the transition or addition would require significant time and management resources and may not be as effective, efficient, or well-received by our Pet Caregivers and Pet Parents or adequately address regulatory requirements. Any of the foregoing risks related to third-party payment service providers, including compliance with money transmission rules in any jurisdiction in which we operate, could cause us to incur significant losses and, in certain cases, require us to make payments to Pet Caregivers out of our funds, which could materially adversely affect our business, operating results, and financial condition.

In addition, the software and services provided by our third-party payment service providers may fail to meet our expectations, contain errors or vulnerabilities, be compromised, or experience outages. Any of these risks could cause us to lose our ability to accept online payments or other payment transactions or facilitate timely payments to Pet Caregivers on our platform, which could make our platform less convenient and desirable to its users and adversely affect our ability to attract and retain Pet Caregivers and Pet Parents. For more information, see "*Risk Factors — Risks Related to Privacy and Technology — Any error, bug, vulnerability or systems defect or failure and resulting interruptions in the availability of our website, mobile applications, or platform could adversely affect our business, financial condition, and operating results.*"

If we fail to invest adequate resources into the payment processing infrastructure on our platform, or if our investment efforts are unsuccessful or unreliable, our payments activities may not function properly or keep pace with competitive offerings, which could adversely impact their usage. Further, our ability to expand out payments activities into additional countries is dependent upon the third-party providers we use to support these activities. As we expand the availability of our platform to additional geographies or offer new payment methods to our Pet Caregivers and Pet Parents in the future, we may become subject to additional regulations and compliance requirements and exposed to heightened fraud risk, which could lead to an increase in our operating expenses.

For certain payment methods, including credit and debit cards, we pay interchange and other fees and such fees result in significant costs. Payment card network costs have increased and may continue to increase in the future, the interchange fees and assessments that they charge for each transaction that accesses their networks and may impose special fees or assessments on any such transaction. Our payment card processors have the right to pass any increases in interchange fees and assessments on to us. Credit card transactions result in higher fees than transactions made through debit cards. We also face a risk of increased transaction fees and other fines and penalties, if we or our service providers fail to comply with payment card industry security standards. Any material increase in interchange fees in the United States or other geographies, including as a result of changes in interchange fee limitations imposed by law in some geographies, or other network fees or assessments, or a shift from payment with debit cards to credit cards could increase our operating costs and materially adversely affect our business, operating results, and financial condition.

We rely on third parties to provide some of the software or features for our platform and depend on the interoperability of our platform across third-party applications and services. If such third parties were to interfere with the distribution of our platform or with our use of such software, our business would be materially adversely affected.

We rely upon certain third parties to provide software or features for our platform. If the third parties we rely upon cease to provide access to the third-party software that us, Pet Parents, and Pet Caregivers use, cease providing access to such software on terms that we believe to be attractive or reasonable, or stop providing the most current version of such software, We may be required to seek comparable software from other sources, which may be more expensive or inferior, or may not be available at all, any of which would adversely affect our business. For example, we rely on Google Maps and Apple Maps for maps and location data for functionality on our platform and we integrate applications, content, and data from third parties to deliver our platform and services.

Third-party applications, products, and services are constantly evolving and we may not be able to maintain or modify our platform to ensure compatibility with third-party offerings following development changes. If we lose such compatibility, experience difficulties, or increased costs in integrating our offerings into alternative devices or systems, or manufacturers or operating systems elect not to include our offerings, make changes that degrade the functionality of our offerings, or give preferential treatment to competitive products, the growth of our community and business, results of operations, and financial condition could be materially adversely affected.

We rely on mobile operating systems and application marketplaces to make our applications available to Pet Parents and Pet Caregivers and if we do not effectively operate with or receive favorable placements within such application marketplaces and maintain high user reviews, our usage or brand

recognition could decline and our business, financial results, and operating results could be materially adversely affected.

We largely depend on mobile operating systems, such as Android and iOS and their respective application marketplaces to make our applications available to Pet Parents and Pet Caregivers that use our platform on mobile devices. Any changes in such systems or application marketplaces that degrade the functionality of our applications or give preferential treatment to our competitors' applications could adversely affect our platform's usage on mobile devices. If such mobile operating systems or application marketplaces limit or prohibit us from making our applications available to Pet Parents and Pet Caregivers, make changes that degrade the functionality of our applications, increase the cost to users or to us of using such mobile operating systems or application marketplaces or our applications, impose terms of use unsatisfactory to us, or modify their search or ratings algorithms in ways that are detrimental to us, or if our competitors' placement in such mobile operating systems' application marketplace is more prominent than the placement of our applications, user growth could slow, pause, or decline. Our applications have experienced fluctuations in the past and it anticipates similar fluctuations in the future. Any of the foregoing risks could adversely affect our business, financial condition, and operating results.

As new mobile devices and mobile platforms, as well as entirely new technology platforms are developed and released, there is no guarantee that certain devices will support our platform or effectively roll out updates to our applications. Additionally, in order to deliver high-quality applications, we need to ensure that our platform is designed to work effectively with a range of mobile technologies, systems, networks, and standards, which can require cooperation from participants in the mobile device industry. We may not be successful in developing or maintaining relationships with key participants in the mobile device industry that enhance users' experience. If Pet Parents or Pet Caregivers that use our platform encounter any difficulty accessing or using applications on their mobile devices or if we are unable to adapt to changes in popular mobile operating systems, we expect that our user growth and user engagement would be materially adversely affected.

Our platform may contain third-party open source software components, the use of which could expose us to information security vulnerabilities, result in failures, errors and defects, or subject us to possible litigation or to certain unfavorable conditions, including requirements that we offer our products that incorporate the open source software for no cost or that we make publicly available our confidential, proprietary source code; any such failure to comply with the terms of the underlying open source software licenses could restrict our ability to provide our platform.

Though we generally avoid "open source" software, our platform contains software modules licensed to it by third-party authors under "open source" licenses. Use and distribution of open source software may entail greater risks than use of third-party commercial software, as open source licensors generally do not provide support, warranties, indemnification, or other contractual protections regarding infringement claims or the quality of the code. Accordingly, we cannot ensure that the authors of such open source software will implement or push updates to address security risks or will not abandon further development and maintenance. In addition, the public availability of such software may make it easier for others to compromise our platform. Many of the risks associated with the use of open source software cannot be eliminated, and could, if not properly addressed, negatively affect our business. To the extent that our systems depend upon the successful operation of the open source software we use, any undetected errors or defects in this open source software could prevent the deployment or impair the functionality of our systems or applications, delay the introduction of new solutions, result in a failure of our systems, products or services, and injure our reputation. For example, undetected errors or defects in open source software could render it vulnerable to breaches or security attacks and make our systems more vulnerable to data breaches. We have processes in place to help alleviate these risks, but we cannot be sure that all open source software is identified or submitted for approval prior to use in our solutions, products and services. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could adversely affect our ownership of proprietary intellectual property, the security of our systems, products and services, or our business, results of operations, and financial condition.

Some open source licenses contain unfavorable requirements that may, depending on how the licensed software is used or modified, require that we make available source code for modifications or derivative works we create based upon the licensed open source software, authorize further modification and redistribution of that source code, make our software available at little or no cost, or grants other licenses to our intellectual property. This could enable our competitors to create similar offerings with lower development effort and time

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and ultimately could result in a loss of our competitive advantages. Alternatively, to avoid the release of the affected portions of our source code, we could be required to purchase additional licenses, expend substantial time and resources to re-engineer some or all of our software or cease use or distribution of some or all of our software until it can adequately address the concerns.

We also release certain of our proprietary software modules to the public under open source licenses. Although we have certain policies and procedures in place to monitor the use of open source software that are designed to avoid subjecting our platform to conditions it does not intend, those policies and procedures may not be effective to detect or address all such conditions. In addition, the terms of many open source licenses have not been interpreted by U.S. or foreign courts and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to provide or distribute our platform. From time to time, there have been claims challenging the ownership of open source software against companies that incorporate open source software into their solutions. As a result, we could be subject to lawsuits by parties claiming ownership of what we believe to be open source software. If we are held to have breached or failed to fully comply with all the terms and conditions of an open source software license, we could face infringement or other liability, or be required to seek costly licenses from third parties to continue providing our platform on terms that are not economically feasible, to re-engineer our platform, to discontinue or delay the provision of our platform if re-engineering could not be accomplished on a timely basis, or to make generally available, in source code form, its proprietary code, any of which could adversely affect our business, financial condition, and operating results.

Risks Related to Our Intellectual Property

Failure to adequately protect our intellectual property could adversely affect our business, financial condition, and operating results.

Our business depends on its intellectual property and proprietary technology, the protection of which is crucial to the success of our business. We rely on a combination of trademark, copyright, and trade secret laws, license agreements, intellectual property assignment agreements, and confidentiality procedures to protect its intellectual property. Additionally, we rely on proprietary information (such as trade secrets, know-how and confidential information) to protect intellectual property that may not be patentable, or that we believes is best protected by means that do not require public disclosure. We generally attempt to protect our intellectual property, technology, and confidential information by requiring our employees and consultants who develop intellectual property on our behalf to enter into confidentiality and invention assignment agreements and third parties we share information with to enter into nondisclosure agreements. These agreements may not effectively prevent unauthorized use or disclosure of our confidential information, intellectual property, or technology and may not provide an adequate remedy in the event of unauthorized use or disclosure of our confidential information or technology, or infringement of our intellectual property. For example, we may fail to enter into the necessary agreements, and even if entered into, these agreements may be willfully breached or may otherwise fail to prevent disclosure, third-party infringement or misappropriation of our proprietary information, may be limited as to their term and may not provide an adequate remedy in the event of unauthorized disclosure or use of proprietary information. In addition, our proprietary information may otherwise become known or be independently developed by our competitors or other third parties. To the extent that our employees, consultants, contractors, and other third parties use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our intellectual property rights and other proprietary rights, and failure to obtain or maintain protection for its proprietary information could adversely affect our competitive business position.

Despite our efforts to protect our proprietary rights, other parties may unintentionally or willfully disclose, obtain or use our technologies or systems, which may allow unauthorized parties to copy aspects of our platform or other software, technology, and functionality or obtain and use information that we considers proprietary. In addition, unauthorized parties may also attempt, or successfully endeavor, to obtain our intellectual property, confidential information and trade secrets through various methods, including through scraping of public data or other content from our website or mobile applications, cybersecurity attacks, and legal or other methods of protecting this data may be inadequate. Monitoring unauthorized use and disclosures of our intellectual property, proprietary technology, or confidential information can be difficult and expensive and we

cannot be sure that the steps it has taken will prevent misappropriation or infringement of our intellectual property or proprietary rights.

As of December 2022, we held 7 registered U.S. trademarks. In addition, we have registered domain names for websites that we use in our business, such as www.wagwalking.com and other variations. The inclusion of the website address in herein does not include or incorporate by reference the information on our website into this annual report on Form 10-K.

Competitors have and may continue to adopt service names similar to ours, thereby harming our ability to build brand identity and possibly leading to user confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other trademarks that are similar to our trademarks. See "*Risk Factors — Risks Related to our Intellectual Property — Intellectual property infringement assertions by third parties could result in significant costs and adversely affect our business, financial condition, operating results, and reputation.*" Further, litigation or proceedings before the U.S. Patent and Trademark Office or other governmental authorities and administrative bodies in the United States and abroad may be necessary in the future to enforce our intellectual property rights and to determine the validity and scope of the proprietary rights of others. Any litigation initiated by us concerning the violation by third parties of its intellectual property rights is likely to be expensive and time-consuming and could lead to the invalidation of, or render unenforceable, our intellectual property, or could otherwise have negative consequences for us. Even when we sue other parties for such infringement, that suit may have adverse consequences for our business. In addition, we may not timely or successfully apply for a patent or register its trademarks or otherwise secure its intellectual property, which could result in negative effects to our market share, financial condition and results of operations. Our efforts to protect, maintain, or enforce our proprietary rights may not be respected in the future or may be invalidated, circumvented, or challenged. and could result in substantial costs and diversion of resources, which could adversely affect our business, financial condition, and operating results.

We are subject to claims and lawsuits relating to intellectual property and other related matters, which could materially adversely affect our reputation, business, and financial condition.

We face potential liability and expense for claims relating to the information that we publish on our website and mobile applications, including claims for trademark and copyright infringement, defamation, libel and negligence, among others. Our platform also relies upon content that is created and posted by Pet Caregivers, Pet Parents, or other third parties. Claims of defamation, disparagement, negligence, warranty, personal harm, intellectual property infringement, or other alleged damages could be asserted against us, in addition to our Pet Caregivers and Pet Parents. While we rely on a variety of statutory and common-law frameworks and defenses, including those provided by the Digital Millennium Copyright Act ("DMCA"), the Communications Decency Act ("CDA"), and the fair-use doctrine in the United States, differences between statutes, limitations on immunity, requirements to maintain immunity, and moderation efforts in the many jurisdictions in which we operate may affect our ability to rely on these frameworks and defenses, or create uncertainty regarding liability for information or content uploaded by Pet Caregivers and Pet Parents or otherwise contributed by third-parties to our platform. Moreover, regulators in the United States and in other countries may introduce new regulatory regimes, such as a potential repeal of CDA Section 230, that increase potential liability for information or content available on our platform. Failure to identify and prevent illegal or inappropriate content from being uploaded to our platform, or an inability to rely on legal defenses available under applicable law to operators of platforms such as ours, may subject us to negative publicity, private enforcement or liability, such as payment of damages, limiting the dissemination of content, and suspension or removal of our platform from app distribution channels.

In addition, we have been and may become subject to claims and litigation alleging infringement of third-party intellectual property which, if resolved adversely to us, could subject us to significant liability for damages, impose temporary or permanent injunctions against our business operations, or invalidate or render unenforceable our intellectual property. See "*Risk Factors — Risks Related to our Intellectual Property — Failure to adequately protect our intellectual property could adversely affect our business, financial condition, and operating results*; *Intellectual property infringement assertions by third parties could result in significant costs and adversely affect our business, financial condition, operating results, and reputation*". In connection with any such claims or litigation, we may decide to settle such lawsuits and disputes on terms that are unfavorable to us or if any litigation to which we are a party is resolved adversely to us, we may be subject to an unfavorable judgment that may not be reversed upon appeal. The terms of such a settlement or judgment may

require us to cease some or all of our operations or pay substantial amounts to the other party. In addition, we may have to seek a license to continue practices found to be in violation of a third party's rights, which license may not be available on reasonable terms, or at all, and may significantly increase our operating costs and expenses.

The results of any such claims, lawsuits, arbitration proceedings, or other legal or regulatory proceedings cannot be predicted with any degree of certainty. Any claims against us, whether meritorious or not, could be time-consuming, result in costly litigation, be harmful to our reputation, require significant management attention, and divert significant resources. Determining reserves for our pending litigation is a complex and fact-intensive process that requires significant subjective judgment and speculation. It is possible that a resolution of one or more such proceedings could result in substantial damages, settlement costs, fines, and penalties that could adversely affect our business, financial condition, and operating results. These proceedings could also result in harm to our reputation and brand, sanctions, consent decrees, injunctions, or other orders requiring a change in our business practices. Any of these consequences could adversely affect our business, financial condition, and operating results. Further, under certain circumstances, we have contractual and other legal obligations to indemnify and to incur legal expenses on behalf of our business and commercial partners and current and former directors and officers.

Intellectual property infringement assertions by third parties could result in significant costs and adversely affect our business, financial condition, operating results, and reputation.

We operate in an industry with frequent intellectual property litigation. Other parties have asserted and in the future may assert, that we have infringed their intellectual property rights. For example, we are presently involved in a lawsuit in the Northern District of California in which a third-party trademark owner is alleging, amongst other claims, that our "WAG!" trademark infringes the third party's trademarks and that its use breaches the terms of a 2016 settlement agreement entered into between us and the third party. The third-party trademark owner is seeking cancellation of certain of our registered trademarks as well as damages (including punitive and/or treble damages), attorneys' fees and a preliminary injunction prohibiting use of our logos and other branding materials which, if successful, may result in material liability and may force us to take costly remediation actions, such as redesigning aspects of our brand or even carrying out complete and costly rebranding. In any event, any such litigation may be time-consuming and expensive to resolve and may divert management's time and attention from our business. Furthermore, we could be required to pay substantial damages.

We cannot predict whether other assertions of third-party intellectual property rights or claims arising from such assertions would substantially adversely affect our business, financial condition, and operating results. The defense of these claims and any future infringement claims, whether they are with or without merit or are determined in our favor, may result in costly litigation and diversion of technical and management personnel. Further, an adverse outcome of a dispute may require us to pay damages, potentially including treble damages and attorneys' fees if we are found to have willfully infringed a party's patent, trademark, or copyright rights, cease making, licensing, or using products that are alleged to incorporate the intellectual property of others, expend additional development resources to redesign our offerings, and enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies. Royalty or licensing agreements, if required, may be unavailable on terms acceptable to us, or at all. In any event, we may need to license intellectual property which would require us to pay royalties or make one-time payments. Even if these matters do not result in litigation or are resolved in our favor or without significant cash settlements, the time and resources necessary to resolve them could adversely affect our business, reputation, financial condition, and operating results.

We may be unable to continue to use the domain names that we use in our business or prevent third parties from acquiring and using domain names that infringe on, are similar to, or otherwise decrease the value of our brand, trademarks, or service marks.

We have registered domain names that we use in, or are related to, our business, most importantly www.wagwalking.com. If we lose the ability to use a domain name, whether due to trademark claims, failure to renew the applicable registration, or any other cause, we may be forced to market its offerings under a new domain name, which could cause us substantial harm, or to incur significant expense in order to purchase rights to the domain name in question. We may not be able to obtain preferred domain names outside the United

States due to a variety of reasons, including because they are already held by others. In addition, our competitors and others could attempt to capitalize on our brand recognition by using domain names similar to our domain names. We may be unable to prevent third parties from acquiring and using domain names that infringe on, are similar to, or otherwise decrease the value of our brand or our trademarks or service marks. Protecting, maintaining, and enforcing our rights in our domain names may require litigation, which could result in substantial costs and diversion of resources, which could in turn adversely affect our business, financial condition, and operating results.

Risk Related to our Operations

We depend on our highly skilled employees to grow and operate our business and if we are unable to hire, retain, manage, and motivate our employees, or if our new employees do not perform as anticipated, we may not be able to grow effectively and our business, financial condition, and operating results could be materially adversely affected.

Our future success will depend in part on the continued service of our senior management team, key technical employees, and other highly skilled employees. We may not be able to retain the services of any of its employees or other members of senior management in the future. Also, our employees, including our senior management team, work for us on an at-will basis and there is no assurance that any such employee will remain with Wag!.

Our competitors may be successful in recruiting and hiring members of our management team or other key employees and it may be difficult for us to find suitable replacements on a timely basis, on competitive terms, or at all. If we are unable to attract and retain the necessary employees, particularly in critical areas of our business, we may not achieve our strategic goals. In addition, from time to time, there may be changes in our senior management team that may be disruptive to our business. If our senior management team fails to work together effectively and to execute our plans and strategies, our business, financial condition, and operating results could be materially adversely affected.

We face intense competition for highly skilled employees. For example, competition for engineering talent is particularly intense and engineering support is particularly important for our business. To attract and retain top talent, we have offered, and we believe we will need to continue to offer, competitive compensation and benefits packages. Job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. If the perceived value of our equity awards declines, it may adversely affect our ability to attract and retain highly qualified employees. We may need to invest significant amounts of cash and equity to attract and retain new employees and expend significant time and resources to identify, recruit, train, and integrate such employees and we may never realize returns on these investments. If we are unable to effectively manage our hiring needs or successfully integrate new hires, our efficiency, ability to meet forecasts and employee morale, productivity, and engagement could suffer, which could adversely affect business, financial conditions, and operating results.

Our company culture has contributed to our success and if we cannot maintain and evolve our culture as we grow, our business could be materially adversely affected.

We believe that our company culture has been critical to our success. We face many challenges that may affect our ability to sustain our corporate culture, including:

- failure to identify, attract, reward, and retain people in leadership positions in our organization who share and further our culture, values, and mission;

- the potential growth in size and geographic diversity of our workforce;

- competitive pressures to move in directions that may divert us from our mission, vision, and values (including, for example, pressure exerted by large technology companies adopting permanent remote work frameworks);

- the impact on employee morale created by geopolitical events, public stock market volatility, and general public company criticism;

- the continued challenges of a rapidly evolving industry;

- the increasing need to develop expertise in new areas of business that affect Wag!;

- negative perception of our treatment of employees, Pet Parents, Pet Caregivers, or our response to employee sentiment related to political or social causes or actions of management; and

- the integration of new personnel and businesses from acquisitions.

If we are not able to maintain and evolve our culture, our business, financial condition, and operating results could be materially adversely affected.

Our support function is critical to the success of our platform and any failure to provide high-quality service could affect our ability to retain our existing Pet Caregivers and Pet Parents and attract new ones.

Our ability to provide high-quality support to our community of Pet Caregivers and Pet Parents is important for the growth of our business and any failure to maintain such standards of support, or any perception that we do not provide high-quality service, could affect our ability to retain and attract Pet Caregivers and Pet Parents. Meeting the support expectations of our Pet Caregivers and Pet Parents requires significant time and resources from our support team and significant investment in staffing, technology (including automation and machine learning to improve efficiency), infrastructure, policies, and support tools. The failure to develop the appropriate technology, infrastructure, policies and support tools, or to manage or properly train our support team, could compromise our ability to resolve questions and complaints quickly and effectively. Any changes in our workforce composition or number of employees, including as a result of the COVID-19 pandemic, has in the past led to, and may in the future lead to, backlog incidents that lead to substantial delays or other issues in responding to requests for customer support, which may reduce our ability to effectively retain Pet Caregivers and Pet Parents.

The majority of our user contact volume typically is serviced by a limited number of third-party service providers. we rely on our internal team and these third parties to provide timely and appropriate responses to the inquiries of Pet Caregivers and Pet Parents that come to us via telephone, email, social media, and chat. Reliance on these third parties requires that we provide proper guidance and training for our employees, maintains proper controls and procedures for interacting with our community, and ensures acceptable levels of quality and user satisfaction are achieved. Failure to appropriately allocate functions to these third-party service providers or to maintain suitable training, controls, and procedures could materially adversely impact our business. We provide support to Pet Caregivers and Pet Parents and help to mediate disputes between Pet Caregivers and Pet Parents. We rely on information provided by Pet Caregivers and Pet Parents and are at times limited in our ability to provide adequate support or help Pet Caregivers and Pet Parents resolve disputes due to our lack of information or control. To the extent that Pet Caregivers and Pet Parents are not satisfied with the quality or timeliness of our support or third-party support, we may not be able to retain Pet Caregivers or Pet Parents and our reputation as well our business, operating results, and financial condition could be materially adversely affected.

When a Pet Caregiver or Pet Parent has a poor experience on our platform, we may issue refunds or coupons for future bookings, or other customer service gestures of monetary value. These refunds and coupons are generally treated as a reduction to revenues. A robust support effort is costly and we expect such costs to continue to rise in the future as we grow our business and implement new product offerings. We have historically seen a significant number of support inquiries from Pet Caregivers and Pet Parents. Our efforts to reduce the number of support requests may not be effective and we could incur increased costs without corresponding revenues, which would materially adversely affect our business, operating results, and financial condition.

We rely on a third-party background check provider and a third-party identification provider to screen potential Pet Caregivers and if such providers fail to provide accurate information or we do not maintain business relationships with them, our business, financial condition, and operating results could be materially adversely affected.

We rely on a single third-party background check provider to provide or confirm the criminal and other records of potential Pet Caregivers to help identify those that are not eligible to use our platform pursuant to our internal standards and applicable law. Our business may be materially adversely affected to the extent such

providers do not meet their contractual obligations, our expectations, or the requirements of applicable laws or regulations. If our third-party background check provider terminates its relationship with us or refuses to renew its agreement with us on commercially reasonable terms, we may need to find an alternate provider and may not be able to secure similar terms or replace such partners in an acceptable timeframe. If we cannot find an alternate provider on terms acceptable to us, we may not be able to timely onboard potential Pet Caregivers and as a result, our platform may be less attractive to potential Pet Caregivers and we may have difficulty finding enough Pet Caregivers to meet Pet Parent demand. Further, if the background checks or identity verification checks conducted by our third-party provider or the third-party databases they check are, or are perceived to be, inaccurate, insufficiently inclusive of relevant records, or otherwise inadequate or below expectations, Pet Caregivers who otherwise would be barred from using our platform may be approved to offer services via our platform and some Pet Caregivers may be inadvertently excluded from our platform. As a result of inaccurate or incomplete background or verification checks, we may be unable to adequately provide a safe environment for pets and Pet Parents and our reputation and brand could be materially adversely affected and we could be subject to increased regulatory or litigation exposure. In addition, we do not generally run additional background checks on Pet Caregivers after they have been approved to use our platform. If a Pet Caregiver engages in criminal activity after the third-party background check has been conducted, we may not be informed of such criminal activity and this Pet Caregiver may be permitted to continue offering services through our platform. If we choose to engage in more frequent background checks in the future, we may experience a decrease in Pet Caregiver retention, which may adversely impact our platform. We are also subject to a number of laws and regulations applicable to background and identity verification checks for potential and existing Pet Caregivers that use our platform. If we or our third-party background check provider or identity verification provider fail to comply with applicable laws and regulations in the handling of background or identity verification checks or the use of background check or identity verification information, our reputation, business, financial condition, and operating results could be materially adversely affected and we could face legal action, including class, collective, or other representative actions.

Any negative publicity related to any of our third-party background check providers or third-party identity verification provider, including publicity related to safety incidents or actual or perceived privacy or data security breaches or other security incidents, could adversely affect our reputation and brand and could potentially lead to increased regulatory or litigation exposure. Any of the foregoing risks could adversely affect our business, financial condition, and operating results.

We rely primarily on third-party insurance policies to insure our operations-related risks. If our insurance coverage is insufficient for the needs of our business or our insurance providers are unable to meet their obligations, we may not be able to mitigate the risks facing our business, which could adversely affect our business, financial condition, and operating results.

We procure third-party insurance policies to cover various operations-related risks including general liability, auto liability, excess liability, employment practices liability, workers' compensation, property, cybersecurity and technology errors and omissions, fiduciary liability, and directors' and officers' liability. For certain types of operations-related risks or future risks related to our new and evolving services, we may not be able to, or may choose not to, acquire insurance. In addition, we may not obtain enough insurance to adequately mitigate such operations-related risks or risks related to our new and evolving services and we may have to pay high premiums, self-insured retentions, or deductibles for the coverage we do obtain. Additionally, if any of our insurance providers become insolvent, such a provider would be unable to pay any operations-related claims that we make. Further, some of our agreements with merchants require that we procure certain types of insurance and if we are unable to obtain and maintain such insurance, we would be in violation of the terms of these merchant agreements.

If the amount of one or more operations-related claims were to exceed our applicable aggregate coverage limits, we would bear the excess, in addition to amounts already incurred in connection with deductibles, self-insured retentions, or otherwise paid by our insurance subsidiary. Insurance providers have raised premiums and deductibles for many businesses and may do so in the future. As a result, our insurance and claims expense could increase, or we may decide to raise our deductibles or self-insured retentions when our policies are renewed or replaced. Our business, financial condition, and operating results could be materially adversely affected if: (1) the cost per claim, premiums, or the number of claims significantly exceeds our historical experience or coverage limits; (2) we experience a claim in excess of our coverage limits; (3) our insurance

providers fail to pay on our insurance claims; (4) we experience a claim for which coverage is not provided; or (5) the number of claims under our deductibles or self-insured retentions differs from historical averages.

We may have insufficient or no coverage for certain events, including reclassification of Pet Caregivers under applicable law and certain business interruption losses, such as those resulting from the COVID-19 pandemic. Additionally, certain policies may not be available to us and the policies we have and obtain in the future may be insufficient to cover all of our business exposure.

We rely on our general liability insurance policy to provide coverage to us for claims and losses. Increased claim frequency and severity and increased fraudulent claims could result in greater payouts, premium increases, or difficulty securing coverage.

We may face difficulties as we expand our operations into new local markets and international markets in which we have limited or no prior operating experience.

Our capacity for continued growth depends in part on our ability to expand our operations into, and compete effectively in, new local and international markets. It may be difficult for us to accurately predict Pet Parent preferences and purchasing habits in these new markets. In addition, each market has unique regulatory dynamics. These include laws and regulations that can directly or indirectly affect our ability to operate, the pool of Pet Caregivers that are available and our costs associated with insurance, support, fraud and onboarding new Pet Caregivers. In addition, each market is subject to distinct competitive and operational dynamics. These include our ability to offer more attractive services than alternative options, to provide effective user support and to efficiently attract and retain Pet Parents and Pet Caregivers, all of which affect our sales, operating results, and key business metrics. As a result, we may experience fluctuations in our operating results due to changing dynamics in the local and international markets where we operate. If we invest substantial time and resources to expand our operations and are unable to manage these risks effectively, our business, financial condition, and operating results could be materially adversely affected.

The failure to successfully execute and integrate acquisitions could materially adversely affect our business, operating results, and financial condition.

As part of our business strategy, we will continue to consider a wide array of potential strategic transactions, including acquisitions of businesses, new technologies, services, and other assets and strategic investments that complement our business. For example, in January 2023, we acquired the Dog Food Advisor assets from Clicks and Traffic LLC ("Dog Food Advisor") for cash consideration of $9 million.

Acquisitions involve numerous risks, any of which could harm our business and negatively affect our financial condition and operating results, including:

- intense competition for suitable acquisition targets, which could increase prices and adversely affect our ability to consummate deals on favorable or acceptable terms;

- failure to close or material delay in closing a transaction;

- transaction-related lawsuits or claims;

- difficulties in integrating the technologies, operations, existing contracts, and personnel of an acquired company;

- difficulties in retaining key employees or business partners of an acquired company;

- difficulties in retaining merchants, consumers, and service providers, as applicable, of an acquired company;

- challenges with integrating the brand identity of an acquired company with our own;

- diversion of financial and management resources from existing operations or alternative acquisition opportunities;

- failure to realize the anticipated benefits or synergies of a transaction;

- failure to identify the problems, liabilities, or other shortcomings or challenges of an acquired company or technology, including issues related to intellectual property, regulatory compliance practices, litigation, revenue recognition or other accounting practices, or employee or user issues;

- risks that regulatory bodies may enact new laws or promulgate new regulations that are adverse to an acquired company or business;

- risks that regulatory bodies do not approve our acquisitions or business combinations or delay such approvals;

- theft of our trade secrets or confidential information that it shares with potential acquisition candidates;

- risk that an acquired company or investment in new services cannibalizes a portion of our existing business; and

- adverse market reaction to an acquisition.

If we fail to address the foregoing risks or other problems encountered in connection with past or future acquisitions of businesses, new technologies, services, and other assets and strategic investments, or if we fail to successfully integrate such acquisitions or investments, our business, financial condition, and operating results could be materially adversely affected.

We may require additional capital to support business growth and this capital might not be available on acceptable terms, or at all.

To support our growing business and to effectively compete, we must have sufficient capital to continue to make significant investments in our platform. We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new platform features and services or enhance our existing platform, improve our operating infrastructure, or acquire complementary businesses and technologies. Although we currently anticipate that our existing cash, cash equivalents, and marketable securities and cash flow from operations will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months, we may require additional financing. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity, equity-linked securities, or convertible debt securities, our existing stockholders could suffer significant dilution and any new securities we issue could have rights, preferences, and privileges superior to those of current equity investors. If we raise additional funds through the incurrence of indebtedness, then we may be subject to increased fixed payment obligations and could be subject to restrictive covenants, such as limitations on its ability to incur additional debt and other operating restrictions that could adversely impact our ability to conduct our business. Any additional future indebtedness we may incur may result in terms that could be unfavorable to our equity investors.

We evaluate financing opportunities from time to time and our ability to obtain financing will depend, among other things, on our development efforts, business plans, and operating performance and the condition of the capital markets at the time we seek financing. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be impaired and our business, financial condition, and operating results may be materially adversely affected.

Our application for the Paycheck Protection Program Loan could in the future be determined to have been impermissible or could result in damage to our reputation.

In August 2020, we received loan proceeds of approximately $5.1 million from a financial institution pursuant to the Paycheck Protection Program, or the PPP Loan. The PPP Loan is subject to the terms and conditions of the Paycheck Protection Program, which was established under the CARES Act and is administered by the U.S. Small Business Administration, or the SBA. The application for these funds required us to, in good faith, certify that the current economic uncertainty made the loan request necessary to support the ongoing operations of Wag!. This certification further required us to take into account our then current business activity and our ability to access other sources of liquidity sufficient to support ongoing operations in a manner that is not significantly detrimental to the business. Following this analysis, we believed that we satisfied all eligibility criteria for the PPP Loans and that our receipt of the PPP Loans was consistent with the broad

objectives of the CARES Act. The certification described above did not contain any objective criteria and is subject to interpretation.

In accordance with the requirements of the PPP, we used the PPP Loan to cover certain qualified expenses. The PPP Loan contains customary events of default, including, among others, those relating to breaches of obligations under the PPP Loan (including a failure to make payments), any bankruptcy or similar proceedings, and certain material effects on our ability to repay the PPP Loan. The term of the PPP Loan is five years with a maturity date of August 2025 and contains a fixed annual interest rate of 1.00%. No payments of principal or interest were due until the conclusion of the deferral period, which ended in November 2021. Under the terms of the PPP loans, all or a portion of the principal could be forgiven if the loan proceeds were used for qualifying expenses, adjusted for any headcount reduction, as described in the CARES Act.

In August 2021, we applied for forgiveness of $3.5 million of the PPP Loan. Subsequently, in September 2021, the SBA approved our loan forgiveness application in the amount of $3.5 million. The remaining loan balance of $1.7 million is being paid starting in November 2021 in monthly principal installments of $38,000 through the loan's maturity date of August 2025.

If, despite our good-faith belief that given its circumstances we satisfied all eligible requirements for the PPP Loan, we are later determined to have violated any applicable laws or regulations that may apply to us in connection with the PPP Loans or it is otherwise determined that we were ineligible to receive the PPP Loan, we may be required to repay the PPP Loan in its entirety or be subject to additional penalties, which could also result in adverse publicity and damage to our reputation. Additionally, the proposed Business Combination may subject us to additional scrutiny for our decision to receive the PPP Loan. Should we be audited or reviewed by federal or state regulatory authorities, such audit or review could result in the diversion of management's time and attention and legal and reputational costs. Any of these events could have a material adverse effect on our business, results of operations, and financial condition.

Risks Related to our Financial Reporting and Disclosure

We track certain operational metrics with internal systems and tools and do not independently verify such metrics. Certain of our operational metrics are subject to inherent challenges in measurement and any real or perceived inaccuracies in such metrics may adversely affect our business and reputation.

We track certain operational and business metrics with internal systems and tools that are not independently verified by any third party and which may differ from estimates or similar metrics published by third parties due to differences in sources, methodologies, or the assumptions on which we rely. Our internal systems and tools have a number of limitations and our methodologies for tracking these metrics may change over time, which could result in unexpected changes to our metrics, including the metrics we publicly discloses. If the internal systems and tools we use to track these metrics under count or over count performance or contain algorithmic or other technical errors, the data we reports may not be accurate. While these numbers are based on what we believe to be reasonable estimates of our metrics for the applicable period of measurement, there are inherent challenges in measuring how our platform is used across large populations. For example, the accuracy of our operating metrics could be impacted by fraudulent users of our platform and further, we believe that there are consumers who have multiple accounts, even though this is prohibited in our Terms of Service and we implement measures to detect and prevent this behavior. In addition, limitations or errors with respect to how we measure data or with respect to the data that we measure may affect our understanding of certain details of our business, which could affect our long-term strategies. If our operating metrics are not accurate representations of our business, if investors do not perceive our operating metrics to be accurate, or if we discover material inaccuracies with respect to these figures, we expect that our business, reputation, financial condition, and operating results would be materially adversely affected.

Certain estimates and information contained in this herein are based on information from third-party sources and we do not independently verify the accuracy or completeness of the data contained in such sources or the methodologies for collecting such data and any real or perceived inaccuracies in such estimates and information may harm our reputation and adversely affect our business.

Certain estimates and information contained in this herein, including general expectations concerning our industry and the market in which we operate, category share, market opportunity, and market size, are based to

some extent on information provided by third-party providers. This information depends on a number of assumptions and limitations and although we believe the information from such third-party sources is reliable, we have not independently verified the accuracy or completeness of the data contained in such third-party sources or the methodologies for collecting such data. If there are any limitations or errors with respect to such data or methodologies, or if investors do not perceive such data or methodologies to be accurate, or if we discover material inaccuracies with respect to such data or methodologies, our reputation, financial condition, and operating results could be materially adversely affected.

We identified material weaknesses in our internal control over financial reporting, and we may experience additional material weaknesses in the future, which may result in material misstatements of our consolidated financial statements or cause us to fail to meet our periodic reporting obligations.

In connection with the preparation of our consolidated financial statements as of and for the fiscal year ended December 31, 2022, we identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. We identified a material weakness in our internal control over financial reporting related to insufficient resources needed to fully implement our internal control risk assessment process, evaluate the technical accounting aspects of certain material transactions and effectively design and implement certain process level controls. We also identified a material weakness regarding the risk assessment process related to information technology general controls and activities of service organizations, the design and implementation of logical access, segregation of duties and program change controls and certain process level controls related to information used in the execution of those controls that impact our financial reporting processes.

We have begun implementing remedial measures, and while there can be no assurance that our efforts will be successful, we plan to remediate the material weaknesses. These plans include implementing technology, hiring personnel, and other related activities, including engaging external resources. If we are unable to remediate the material weaknesses or are otherwise unable to maintain effective internal control over financial reporting or disclosure controls and procedures, our ability to record, process, and report financial information accurately, and to prepare financial statements within the required time periods, could be adversely affected, which could subject us to litigation or investigations requiring management resources and payment of legal and other expenses, negatively affect investor confidence in our financial statements and adversely impact our stock price.

We cannot assure you that the measures we have taken to date, and actions we may take in the future, will prevent or avoid control deficiencies that could lead to material weaknesses in our internal control over financial reporting in the future. Our current controls, and any new controls that we develop, may become inadequate because of changes in conditions in our business. Further, deficiencies in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods.

Once we are no longer an "emerging growth company", our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting for our Annual Report on Form 10-K. Failure to comply with the Sarbanes-Oxley Act could potentially subject us to sanctions or investigations by the SEC, the applicable stock exchange or other regulatory authorities, which would require additional financial and management resources. We have begun compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404 in the future, but may not be able to complete our evaluation, testing and any required remediation in a timely fashion.

If we fail to continue to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired, which may adversely affect investor confidence in us and, as a result, the market price of our common stock.

As a public company, we are required to comply with the requirements of the Sarbanes-Oxley Act, or the Sarbanes-Oxley Act, including, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In connection with the preparation of our consolidated

financial statements as of and for the fiscal year ended December 31, 2022, we identified a material weakness in our internal control over financial reporting related to insufficient resources needed to fully implement our internal control risk assessment process, evaluate the technical accounting aspects of certain material transactions and effectively design and implement certain process level controls. We also identified a material weakness regarding the risk assessment process related to information technology general controls and activities of service organizations, the design and implementation of logical access, segregation of duties and program change controls and certain process level controls related to information used in the execution of those controls that impact our financial reporting processes.. We continue to develop and refine our disclosure controls and other procedures that are designed to ensure that the information we are required to disclose in the reports that we file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Securities Exchange Act of 1934, as amended, or the Exchange Act, is accumulated and communicated to our management, including our principal executive and financial officers.

Once we cease to be an emerging growth company, we will be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of our internal control over financial reporting, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Moreover, our testing, or the subsequent testing by our independent registered public accounting firm, may reveal additional deficiencies in our internal control over financial reporting that are deemed to be material weaknesses.

Any failure to implement and maintain effective disclosure controls and procedures and internal control over financial reporting, including the identification of one or more material weaknesses, could cause investors to lose confidence in the accuracy and completeness of our financial statements and reports, which would likely adversely affect the market price of our common stock. In addition, we could be subject to sanctions or investigations by the stock exchange on which our common stock is listed, the SEC, and other regulatory authorities.

Risks Related to Ownership of Our Common Stock and Warrants

We are an emerging growth company and any decision to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an "emerging growth company," as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including:

- not being required to have independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act;

- reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and

- exemptions from the requirements of holding non-binding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved.

As a result, the stockholders may not have access to certain information that they may deem important. Our status as an emerging growth company will end as soon as any of the following takes place:

- the last day of the fiscal year in which Wag! has at least $1.235 billion in annual revenues;

- the date we qualify as a "large accelerated filer," with at least $700.0 million of equity securities held by non-affiliates;

- the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; or

- the last day of the fiscal year ending after the fifth anniversary of CHW Acquisition Corporation's ("CHW"), initial public offering ("IPO") consummated on September 21, 2021.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We may elect to take advantage of this extended transition period and as a result, its financial statements may not be comparable with similarly situated public companies.

We cannot predict if investors will find our common stock less attractive if we choose to rely on any of the exemptions afforded emerging growth companies. If some investors find our common stock less attractive because we rely on any of these exemptions, there may be a less active trading market for our common stock and the market price of our common stock may be more volatile and may decline.

Our quarterly operating results have fluctuated significantly and may continue to fluctuate significantly and could fall below the expectations of securities analysts and investors due to seasonality and other factors, some of which are beyond our control, resulting in a decline in our stock price.

Fluctuations in the price of our securities could contribute to the loss of all or part of your investment. Any of the factors listed below could have a material adverse effect on your investment in our securities and our securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of our securities may not recover and may experience a further decline.

Factors affecting the trading price of our securities may include:

- general economic and political conditions;

- actual or anticipated changes or fluctuations in our operating results, changes in the market's expectations about our operating results; or failure to meet the expectation of securities analysts or investors in a particular period;

- announcements by us or our competitors of new technology, features, or services;

- competitors' performance;

- developments or disputes concerning our intellectual property or other proprietary rights;

- actual or perceived data security breaches or other data security incidents;

- announced or completed acquisitions of businesses by us or our competitors;

- actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to it;

- any actual or anticipated changes in the financial projections we may provide to the public or our failure to meet those projections

- any major change in the our Board or management;

- changes in laws and regulations affecting our business actual or anticipated developments in our business, its competitors' businesses, or the competitive landscape generally and any related market speculation;

- litigation involving us, our industry or both;

- governmental or regulatory actions or audits;

- regulatory or legal developments in the United States;

- announcement or expectation of additional financing efforts;

- changes in accounting standards, policies, guidelines, interpretations, or principles;

- our ability to meet compliance requirements;

- the public's reaction to our press releases, other public announcements, and filings with the SEC;

- operating and share price performance of other companies that investors deem comparable to us;

- price and volume fluctuations in the overall stock market from time to time;

- changes in operating performance and stock market trading volumes and trading prices of other technology companies generally, or those in the pet care industry in particular;

- changes in financial estimates and recommendations by securities analysts concerning us or the pet care industry in general;

- changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

- the volume of shares of our common stock available for public sale;

- sales of shares of our common stock by us or our stockholders;

- sales of substantial amounts of shares of our common stock by our directors, executive officers, or significant stockholders or the perception that such sales could occur;

- failure of securities analysts to maintain coverage of us;

- the impact of the ongoing COVID-19 pandemic on our business; and

- the other risk factors under "*Risk Factors*".

Broad market and industry factors may materially harm the market price of our securities irrespective of our operating performance. The stock markets in general, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks and of our securities, may not be predictable. A loss of investor confidence in the market for retail stocks or the stocks of other companies which investors perceive to be similar to us could depress our share price regardless of our business, prospects, financial conditions, or results of operations. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

Insiders have substantial influence over us which could limit your ability to affect the outcome of key transactions, including a change of control.

Our executive officers, directors, and their affiliates beneficially own approximately 21.2% of our common stock outstanding representing 21.2% of the vote.

As a result, these stockholders, if they act together, will be able to influence our management and affairs and all matters requiring stockholder approval, including the election of directors, amendments of our organizational documents, and approval of significant corporate transactions. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentration of ownership may have the effect of delaying, preventing, or deterring a change in control of us or changes in our management. Further, this control will make the approval of certain transactions difficult or impossible without the support of these stockholders and their votes and might affect the market price of our common stock.

If securities or industry analysts either do not publish research about us or publish inaccurate or unfavorable research about us, our business or our market, or if they adversely change their recommendations regarding our common stock, the trading price or trading volume of our common stock could decline.

The trading market for our common stock will be influenced in part by the research and reports that securities or industry analysts may publish about us, our business, our market, or our competitors. If one or more securities analysts initiate research with an unfavorable rating or downgrade our Common Stock, provide a more favorable recommendation about our competitors or publish inaccurate or unfavorable research about our business, our Common Stock price would likely decline. If few securities analysts commence coverage of us, or if one or more of these analysts cease coverage of us, or fail to publish reports on us regularly, we could lose visibility in the financial markets and demand for our securities could decrease, which in turn could cause the price and trading volume of our common stock to decline.

A significant portion of our total outstanding shares was restricted under lock-up from immediate resale and now may be sold into the market, which could cause the market price of our common stock to decline significantly, even if our business is doing well.

Shares of our common stock that were restricted from immediate resale under Lockup and now may be sold into the market pursuant to the registration statement of which this annual report on Form 10-K forms a part so long as it is available for use. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of common stock. We are unable to predict the effect that sales may have on the prevailing market price of our Common Stock and Warrants.

To the extent our Warrants are exercised, additional shares of common stock will be issued, which will result in dilution to the holders of common stock and increase the number of shares eligible for resale in the public market. Sales, or the potential sales, of substantial numbers of shares in the public market by the selling securityholders, subject to certain restrictions on transfer until the termination of applicable lock-up periods, could increase the volatility of the market price of common stock or adversely affect the market price of common stock.

Certain securityholders obtained Wag! securities at a discount and public security holders may not experience a similar rate of return.

Certain selling securityholders purchased the securities at different prices, some significantly below the current trading price of such securities: (i) CHW Acquisition Sponsor, LLC (the "Sponsor") purchased 2,385,000 Founder Shares at $0.01 and 3,895,564 Private Placement Warrants at $1.00 per warrant in connection with the IPO; (ii) the investor that signed the PIPE and Backstop Subscription Agreement ("PIPE and Backstop Investor") purchased 500,000 shares of our common stock at a purchase price of $10.00 per share; (iii) 72,323 shares of common stock were issued to two lenders due to the net exercise of the Wag! Common Warrants with a converted weighted average exercise price of $1.54; (iv) 50,000 shares were issued to Craig-Hallum Capital Group LLC at a price of $4.83 per share; and (v) 732,500 Registration Rights Shares were purchased at a price of $0.01 per share. Certain selling securityholders may therefore have an incentive to sell because they could earn substantial profits due to the lower price at which they purchased their shares compared to public investors. Based on a closing price of the common stock on March 24, 2023 of $2.30, the Sponsor could potentially earn approximately $5.5 million of profit upon resale. Additionally, the two lenders, Craig-Hallum Capital Group LLC and the Representative Shareholders could also potentially profit on sales due to the lower price at which they acquired their shares. Public securityholders may not experience a similar rate of return on the securities they have purchased or may purchase in the future due to differences in the purchase prices and the current trading price.

Our Warrants may never be in-the-money and they may expire worthless.

The exercise price for our Warrants is $11.50 per-share (subject to adjustment as described herein), which exceeds the market price of our common stock, which was $2.30 per share based on the closing price on the Nasdaq on March 24, 2023. If all of our Warrants were exercised in full for cash, we would receive an aggregate of approximately $188.5 million. We believe it is unlikely that the warrantholders will exercise their Warrants and, therefore, we do not expect to receive cash proceeds from any such exercise, for so long as the Warrants remain out-of-the money. There can be no assurance that the Warrants will ever be in the money prior to their expiration in 2027 and, as such, may expire worthless.

Because there are no current plans to pay cash dividends on our common stock for the foreseeable future, you may not receive any return on investment unless you sell your Wag! common stock at a price greater than what you paid for it.

We intend to retain future earnings, if any, for future operations, expansion, and debt repayment and there are no current plans to pay any cash dividends for the foreseeable future. The declaration, amount and payment of any future dividends on shares of our common stock will be at the sole discretion of our Board. Our Board may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, implications of the payment of dividends by us to our stockholders or by our subsidiaries to us, and such other factors as the Board may deem relevant. As a result, you may not receive any return on

an investment in our common stock unless you sell your Wag! common stock for a price greater than that which you paid for it.

Our stockholders may experience dilution in the future.

The percentage of shares of our common stock owned by current stockholders may be diluted in the future because of equity issuances for acquisitions, capital market transactions, or otherwise, including, without limitation, equity awards that we may grant to its directors, officers, and employees, exercise of our warrants or meeting the conditions under the Earnout Shares and the Management Earnout Shares. In connection with the Business Combination, we granted to the lender of the Credit Facility a certain amount of warrants to acquire common stock. Such issuances may have a dilutive effect on our earnings per share, which could adversely affect the market price of our common stock.

The Charter provides, subject to limited exceptions, that the Court of Chancery in the State of Delaware is the sole and exclusive forum for certain stockholder litigation matters, which could limit our stockholders' ability to obtain a chosen judicial forum for disputes with us or our directors, officers, employees or stockholders.

The Charter requires, to the fullest extent permitted by law, that derivative actions brought in our name, actions against directors, officers and employees for breach of fiduciary duty and other similar actions may be brought in the Court of Chancery or, if that court lacks subject matter jurisdiction, another federal or state court situated in the State of Delaware. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in the Charter. In addition, the Charter and amended and restated bylaws provide that the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act and the Exchange Act.

In March 2020, the Delaware Supreme Court issued a decision in *Salzburg et al. v. Sciabacucchi*, which found that an exclusive forum provision providing for claims under the Securities Act to be brought in federal court is facially valid under Delaware law. It is unclear whether this decision will be appealed, or what the final outcome of this case will be. We intend to enforce this provision, but we do not know whether courts in other jurisdictions will agree with this decision or enforce it.

This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provision contained in the Certificate of Incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

Additionally, it is uncertain whether this choice of forum provision is enforceable. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. In light of this uncertainty, investors bringing a claim may face certain additional risks, including increased costs and uncertainty of litigation outcomes.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

The Organizational Documents provide that we indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. In addition, as permitted by Section 145 of the DGCL, the amended and restated bylaws and its indemnification agreements that we have entered into with our directors and officers provide that:

- we indemnify our directors and officers for serving us in those capacities or for serving other business enterprises at our request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person's conduct was unlawful;

- we may, in our discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law;

- we are required to advance expenses, as incurred, to our directors and officers in connection with defending a proceeding, except that such directors or officers shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification;

- we are not obligated pursuant to our amended and restated bylaws to indemnify a person with respect to proceedings initiated by that person against us or our other indemnities, except with respect to proceedings authorized by our board of directors or brought to enforce a right to indemnification;

- the rights conferred in the amended and restated bylaws are not exclusive, and we are authorized to enter into indemnification agreements with our directors, officers, employees and agents and to obtain insurance to indemnify such persons; and

- we may not retroactively amend our bylaw provisions to reduce our indemnification obligations to directors, officers, employees and agents.

Risks Related to Being a Public Company

Our management team has limited experience managing a public company and may not successfully manage our transition to public company status.

Most members of our management team have limited experience managing a publicly-traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage the transition to being a public company that is subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could harm our business, results of operations and financial condition.

We will incur significant increased expenses and administrative burdens as a public company, which could have an adverse effect on our business, financial condition, and operating results.

We face increased legal, accounting, administrative, and other costs and expenses as a public company that we do not incur as a private company and these expenses may increase even more after we are no longer an "emerging growth company." The Sarbanes-Oxley Act, including the requirements of Section 404, as well as rules and regulations subsequently implemented by the SEC, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the rules and regulations promulgated and to be promulgated thereunder, the PCAOB and the securities exchanges and the listing standards of the Nasdaq, impose additional reporting and other obligations on public companies. Compliance with public company requirements increase costs and make certain activities more time-consuming. A number of those requirements will require us to carry out activities we have not done previously. For example, we created new board committees, entered into new insurance policies, and adopted new internal controls and disclosure controls and procedures. In addition, expenses associated with SEC reporting requirements will be and have been incurred. Furthermore, if any issues in complying with those requirements are identified (for example, if management or our independent registered public accounting firm identifies material weaknesses in the internal control over financial reporting), we could incur additional costs rectifying those issues, the existence of those issues could adversely affect our reputation or investor perceptions of us and it may be more expensive to obtain director and officer liability insurance. Risks associated with our status as a public company may make it more difficult to attract and retain qualified persons to serve on the our Board or as executive officers. In addition, as a public company, we may be subject to stockholder activism, which can lead to substantial costs, distract management, and impact the manner in which we operate our business in ways we do not currently anticipate. As a result of disclosure of information herein and in filings required of a public company, our business and financial condition will become more visible, which may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and results of operations could be materially adversely affected and even if the claims do not result in litigation or are resolved in our favor, these claims and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business and results of operations. The additional reporting and other obligations imposed by these rules and regulations

will increase legal and financial compliance costs and the costs of related legal, accounting, and administrative activities. These increased costs will require us to divert a significant amount of money that could otherwise be used to expand the business and achieve strategic objectives. Advocacy efforts by stockholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase costs.

The requirements of being a public company may strain our resources, divert management's attention and affect its ability to attract and retain qualified board members.

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Sarbanes-Oxley Act and any rules promulgated thereunder, as well as the rules of Nasdaq. The requirements of these rules and regulations increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly, and increase demand on our systems and resources. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls for financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight will be required and, as a result, management's attention may be diverted from other business concerns. These rules and regulations can also make it more difficult for us to attract and retain qualified independent members of our board of directors. Additionally, these rules and regulations make it more difficult and more expensive for us to obtain director and officer liability insurance. We may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. The increased costs of compliance with public company reporting requirements and our potential failure to satisfy these requirements can have a material adverse effect on our operations, business, financial condition or results of operations.

In order to satisfy our obligations as a public company, we will need to hire qualified accounting and financial personnel with appropriate public company experience.

As a newly public company, we have established and maintained effective disclosure and financial controls and made changes in our corporate governance practices. We may need to hire additional accounting and financial personnel with appropriate public company experience and technical accounting knowledge, and it may be difficult to recruit and retain such personnel. Even if we are able to hire appropriate personnel, our existing operating expenses and operations will be impacted by the direct costs of their employment and the indirect consequences related to the diversion of management resources from research and development efforts.

We may be subject to securities litigation, which is expensive, could divert management attention, hinder execution of business and growth strategy and impact our stock price.

The per share price of the common stock may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities litigation, including class action litigation. Litigation of this type could result in substantial costs and diversion of management's attention and resources, which could have a material adverse effect on our business, financial condition, and results of operations. Shareholder activism, which could take many forms or arise in a variety of situations, has been increasing recently. Volatility in the stock price of our common stock or other reasons may in the future cause it to become the target of securities litigation or shareholder activism. Securities litigation and shareholder activism, including potential proxy contests, could result in substantial costs and divert management's and the board of directors' attention and resources from our business. Additionally, such securities litigation and shareholder activism could give rise to perceived uncertainties as to our future, adversely affect our relationships with service providers and make it more difficult to attract and retain qualified personnel. Also, we may be required to incur significant legal fees and other expenses related to any securities litigation and activist shareholder matters. Further, our stock price could be subject to significant fluctuation or otherwise be adversely affected by the events, risks and uncertainties of any securities litigation and shareholder activism. Any adverse determination in litigation could also subject us to significant liabilities.

Because we became a publicly traded company by means other than a traditional underwritten initial public offering, our stockholders may face additional risks and uncertainties.

Because we became a publicly traded company by means of consummating the Business Combination rather than by means of a traditional underwritten initial public offering, there is no independent third-party underwriter selling the shares of our common stock, and, accordingly, our stockholders will not have the benefit of an independent review and investigation of the type normally performed by an unaffiliated, independent underwriter in a public securities offering. Due diligence reviews typically include an independent investigation of the background of the company, any advisors and their respective affiliates, review of the offering documents and independent analysis of the plan of business and any underlying financial assumptions. Although CHW performed a due diligence review and investigation of Wag! in connection with the Business Combination, the lack of an independent due diligence review and investigation increases the risk of investment in us because CHW's due diligence review and investigation may not have uncovered facts that would be important to a potential investor.

In addition, because we did not become a publicly traded company by means of an traditional underwritten initial public offering, security or industry analysts may not provide, or be less likely to provide, coverage of us. Investment banks may also be less likely to agree to underwrite secondary offerings on behalf of us than they might otherwise be if we became a publicly traded company by means of a traditional underwritten initial public offering because they may be less familiar with us as a result of more limited coverage by analysts and the media. The failure to receive research coverage or support in the market for our common stock could have an adverse effect on our ability to develop a liquid market for our common stock.

There can be no assurance that we will be able to comply with the continued listing standards of Nasdaq.

If we fail to satisfy the continued listing requirements of Nasdaq, such as the corporate governance requirements or the minimum share price requirement, Nasdaq may take steps to delist our securities. Such a delisting would likely have a negative effect on the price of the securities and would impair your ability to sell or purchase the securities when you wish to do so. In the event of a delisting, we can provide no assurance that any action taken by us to restore compliance with listing requirements would allow our securities to become listed again, stabilize the market price or improve the liquidity of our securities, prevent our securities from dropping below the Nasdaq minimum share price requirement or prevent future non-compliance with Nasdaq's listing requirements. Additionally, if our securities are not listed on, or become delisted from, Nasdaq for any reason, and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of our securities may be more limited than if we were quoted or listed on Nasdaq or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

If we cannot continue to satisfy listing requirements and other rules of Nasdaq Global Market, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

Our Common Stock is listed on the Nasdaq Global Market. We cannot assure you that our Ordinary Shares will continue to be listed on the Nasdaq Global Market.

In order to maintain our listing on the Nasdaq Global Market, we are required to comply with certain rules of Nasdaq Global Market, including those regarding minimum shareholder's equity, minimum share price, and certain corporate governance requirements. We may not be able to continue to satisfy continuing listing requirements and other applicable rules of the Nasdaq Global Market. If we are unable to satisfy the Nasdaq Global Market criteria for maintaining our listing, our securities could be subject to delisting.

If the Nasdaq Global Market subsequently delists our securities from trading, we could face significant consequences, including:

- a limited availability for market quotations for our securities;

- reduced liquidity with respect to our securities;

- the number of institutional and general investors that will consider investing in our Common Stock;

- the number of investors in general that will consider investing in our Common Stock;

- the number of market makers in our Common Stock;

- limited amount of news and analyst coverage; and

- a decreased ability to issue additional securities or obtain additional financing in the future.

You may only be able to exercise your public warrants on a "cashless basis" under certain circumstances, and if you do so, you will receive fewer common stock from such exercise than if you were to exercise such warrants for cash.

The warrant agreement provides that in the following circumstances holders of warrants who seek to exercise their warrants will not be permitted to do so for cash and will, instead, be required to do so on a cashless basis in accordance with Section 3(a)(9) of the Securities Act: (i) if the common stock issuable upon exercise of the warrants are not registered under the Securities Act in accordance with the terms of the warrant agreement; (ii) if we have so elected and the common stock are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of "covered securities" under Section 18(b)(1) of the Securities Act; and (iii) if we have so elected and we call the public warrants for redemption. If you exercise your public warrants on a cashless basis, you would pay the warrant exercise price by surrendering all of the warrants for that number of common stock equal to the quotient obtained by dividing (x) the product of the number of common stock underlying the warrants, multiplied by the excess of the "fair market value" of our common stock (as defined in the next sentence) over the exercise price of the warrants by (y) the fair market value. The "fair market value" is the average reported last sale price of the common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of exercise is received by the warrant agent or on which the notice of redemption is sent to the holders of warrants, as applicable. As a result, you would receive fewer shares of common stock from such exercise than if you were to exercise such warrants for cash.

We have no current plans to pay cash dividends on our common stock; as a result, stockholders may not receive any return on investment unless they sell their common stock for a price greater than the purchase price.

We have no current plans to pay dividends on our common stock. Any future determination to pay dividends will be made at the discretion of our board of directors, subject to applicable laws. It will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual, legal, tax and regulatory restrictions, general business conditions, and other factors that the board of directors may deem relevant. In addition, the ability to pay cash dividends may be restricted by the terms of debt financing arrangements, as any future debt financing arrangement likely will contain terms restricting or limiting the amount of dividends that may be declared or paid on our common stock. As a result, stockholders may not receive any return on an investment in our common stock unless they sell their shares for a price greater than that which they paid for them.

Provisions in our organizational documents and certain rules imposed by regulatory authorities may delay or prevent an acquisition by a third party that could otherwise be in the interests of stockholders.

Our certificate of incorporation and amended and restated bylaws contain several provisions that may make it more difficult or expensive for a third party to acquire control of us without the approval of the board of directors. These provisions, which may delay, prevent or deter a merger, acquisition, tender offer, proxy contest, or other transaction that stockholders may consider favorable, include the following:

- a classified board;

- advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at our annual meetings;

- certain limitations on convening special stockholder meetings;

- limiting the persons who may call special meetings of stockholders;

- limiting the ability of stockholders to act by written consent;

- restrictions on business combinations with interested stockholder;

- in certain cases, the approval of holders representing at least 66$^{2/3}$% of the total voting power of the shares entitled to vote generally in the election of directors will be required for stockholders to adopt, amend or repeal the bylaws, or amend or repeal certain provisions of the certificate of incorporation;

- no cumulative voting;

- the required approval of holders representing at least 66$^{2/3}$% of the total voting power of the shares entitled to vote at an election of the directors to remove directors; and

- the ability of the board of directors to designate the terms of and issue new series of preferred stock without stockholder approval, which could be used, among other things, to institute a rights plan that would have the effect of significantly diluting the stock ownership of a potential hostile acquirer, likely preventing acquisitions.

These provisions of our certificate of incorporation and amended and restated bylaws could discourage potential takeover attempts and reduce the price that investors might be willing to pay for shares of our common stock in the future, which could reduce the market price of our common stock.

The provision of our certificate of incorporation requiring exclusive venue in the Court of Chancery in the State of Delaware and the federal district courts of the United States for certain types of lawsuits may have the effect of discouraging lawsuits against directors and officers.

Our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for:

- any derivative action or proceeding brought on behalf of us;

- any action asserting a claim of breach of fiduciary duty owed by any director, officer, agent or other employee or stockholder to us or our stockholders;

- any action asserting a claim arising pursuant to any provision of the DGCL, the Certificate of Incorporation or the amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware;

- any claim or cause of action seeking to interpret, apply, enforce or determine the validity of the Certificate of Incorporation or the amended and restated bylaws; or

- any action asserting a claim governed by the internal affairs doctrine, in each case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. It further provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolutions of any complaint asserting a cause of action arising under the Securities Act. The exclusive forum clauses described above shall not apply to suits brought to enforce a duty or liability created by the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction. Although these provisions are expected to benefit us by providing increased consistency in the application of applicable law in the types of lawsuits to which they apply, the provisions may have the effect of discouraging lawsuits against directors and officers. The enforceability of similar choice of forum provisions in other companies' certificates of incorporation have been challenged in legal proceedings and there is uncertainty as to whether a court would enforce such provisions. In addition, investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. It is possible that, in connection with any applicable action brought against us, a court could find the choice of forum provisions contained in the our certificate of incorporation to be inapplicable or unenforceable in such action. If so, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, financial condition or results of operations.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

The Company does not own any real property. Our corporate headquarters is located in San Francisco, California, where we lease approximately 3,900 square feet of office space under a lease agreement that expires in 2026. We lease additional office space in Phoenix, Arizona, and El Dorado Hills, California for office space and warehouse space; both locations lease agreements expire in 2023. We believe that these facilities are generally suitable to meet our current needs. From time to time, we have subleased portions of the spaces that we are not currently using.

Item 3. Legal Proceedings

For a discussion regarding the Company's legal proceedings, see the information contained in Note 9 - Commitments and Contingencies of the Notes to consolidated financial statements.

Item 4. Mine Safety Disclosures

Not applicable.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Share Repurchases

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs [1]
October 1, 2022 - October 31, 2022	—	$ —	—	$ 24,651,793
November 1, 2022 - November 30, 2022	1,438,378	$ 10.30	1,438,378	$ —
December 1, 2022 - December 31, 2022	—	$ —	—	$ —
Total	**1,438,378**	**$ 10.30**	**1,438,378**	**$ —**

[1] During the three months ended December 31, 2022, the Company settled the derivative liability associated with the Forward Share Purchase Agreements ("FPAs") previously disclosed by repurchasing 1,438,378 shares of common stock at the investors' request on November 9, 2022. As a result,1,438,378 shares were repurchased at $10.30 on the settlement date. The remaining 955,000 were not repurchased by the Company on the amended extended settlement date of November 23, 2022. Following that date, no obligation to repurchase FPA shares pursuant to previously disclosed FPAs remained outstanding.

Market Information

Our common stock and public warrants are listed on The Nasdaq Global Market ("Nasdaq") under the symbols "PET" and "PETWW," respectively, since August 10, 2022. Prior to August 10, 2022 and before the completion of the business combination with CHW Acquisition Corporation, the common stock and public warrants of CHW Acquisition Corporation traded on Nasdaq under the ticker symbols "CHWA" and "CHWAW," respectively and there was no public trading market for Wag Labs, Inc. ("Legacy Wag!") equity.

Holders

As of March 24, 2023, there were 153 holders of common stock and 6 holders of record of our Public Warrants.

Dividend Policy

We have never declared or paid any dividends on shares of our common stock. We anticipate that we will retain all of our future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying cash dividends in the foreseeable future. Any decision to declare and pay dividends in the future will be made at the sole discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant.

Securities Authorized for Issuance Under Equity Compensation Plans

On December 1, 2022, we filed a registration statements on Form S-8 under the Securities Act to register the shares of Common Stock issued or issuable under the 2022 Omnibus Incentive Plan. See Part III, Item 12 of this Annual Report for the required information.

Unregistered Sales of Equity Securities and Use of Proceeds

As previously disclosed on October 24, 2022, the Company completed a 100% acquisition of Furmacy, Inc. ("Furmacy") for approximately 90,000 shares of stock consideration. The securities were issued prior to the effective date, November 4, 2022, of the Company's registration statement.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

As a result of the closing of the Merger, which was accounted for as a reverse recapitalization in accordance with U.S. GAAP as discussed in Note 3—Business Combinations, the financial statements of Wag Labs, Inc. ("Legacy Wag!"), a Delaware corporation and our wholly owned subsidiary, are now the financial statements of Wag! Group Co. ("Wag!"). A discussion of the year ended December 31, 2021 compared to the year ended December 31, 2020 has been reported previously under "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our final prospectus/offer to exchange pursuant to Rule 424(b)(3) dated July 12, 2022.

Some of the information contained in this discussion and analysis or set forth elsewhere in this Annual Report, including information with respect to our plans, estimates and strategy for our business, includes forward-looking statements based upon current expectations that involve risks and uncertainties. You should read the sections titled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. Our historical results are not necessarily indicative of the results that may be expected for any period in the future.

Unless the context requires otherwise, references to "Wag!," "the Company," "we," "us" and "our" refer to Wag! Group, Co., a Delaware corporation, together with its consolidated subsidiaries.

Overview

Our mission is to be the #1 partner to busy Pet Parents. We believe that being busy shouldn't stop Pet Parents from owning or taking care of their pets. We are dedicated to building a future in which every pet has access to safe, high-quality care, wellness options, and pet food and treat options. Wag! exists to make pet ownership possible and to bring joy to pets and those who love them.

Wag! was founded in 2015 to solve the guilt and stress of owning a pet. There are over 90.5 million US households with a pet, and for many Pet Parents, leaving their pet alone creates stress and guilt, as the existing solutions are limited. We launched the Wag! platform to solve these problems because lonely pets deserve healthier and happier lives. Wag! enabled on-demand pet services, allowing us to provide a mobile first experience for 98% of Pet Parents on the app. With numerous on-demand or scheduled service options provided by Pet Caregivers to Pet Parents through the platform, we have created a trusted pet service platform for Pet Parents. This has led to approximately 75% of Pet Parents not being physically at home while services are being delivered and high-frequency service utilization where Pet Parents use Wag! an average of four to five times a month. We have built a compelling and trusted consumer brand with a high level of customer engagement, effectively creating a solid platform to leverage as we rapidly expand our business to new product lines.

Our proprietary marketplace technology, which is available as a mobile app and website ("platform" or "marketplace"), enables independent Pet Caregivers to connect with Pet Parents. Through our cutting-edge technologies and multi-faceted platforms, Wag! connects Pet Parents with Pet Caregivers who provide excellent pet care services. Our marketplace enables Pet Parents to find a wide array of pet services provided by Pet Caregivers and third-party service partners, such as walking, pet sitting and boarding, advice from licensed pet experts, home visits, training services, and pet insurance comparison tools.

We are one of the largest, online marketplaces for pet care and strive to be the #1 platform for busy Pet Parents, offering access to 5-star dog walking, pet sitting, expert pet advice, wellness plans, and one-on-one training from our community of 450,000 local pet caregivers nationwide, in addition to pet insurance options from the leading pet insurance companies. Making Pet Parents happy is what we do best. Beyond providing unrivaled services to premium Pet Parents, Wag! has expanded its reach to become the button on the phone for the paw. Wag!, once synonymous purely for pet services, is now a key player in the wellness space via the management and operation of Petted.com, a pet insurance comparison service, as well as the acquisition of Furmacy which delivers pet health products directly to the door of loving Pet Parents. We have experienced consistent strong growth year over year, increasing annual revenue by over 170% from 2021 to 2022. Additionally, in 2023, Wag! has expanded into the $50 billion Pet Food & Treats market in an inimitable manner

by acquiring one of the most visited and trusted dog food marketplaces: Dog Food Advisor. Wag! is confident that the addition of Dog Food Advisor will unlock tremendous value and insights for recurring and new customers alike; those who we already provide an unparalleled marketplace experience to in the wellness space and longtime customers who rely on Dog Food Advisor as a subject matter expert. It's simple, Wag! exists to make pet ownership possible and bring joy to pets and those who love them.

Since the beginning of 2021, quarterly revenues have generally been steadily increasing leading to our highest quarterly revenues in 2022 since the Company was founded, reaching over $17 million a quarter in the fourth quarter. From 2020 to the fourth quarter of 2022 Cohorts, Pet Parent activity for Pet Parents who joined the platform through December 31, 2022 is significantly outperforming the 2017, 2018, and 2019 Cohorts on a year-to-date basis. We are still in the early stages of company growth, but have made significant progress in extending the services and reach of our platform since our inception in 2015 and our debut on the Nasdaq in August 2022.

Principal Factors Affecting Our Results of Operations and Material Trends

Our results are impacted by the general economic environment, conditions and trends relating to pet ownership and demand for services, competition with other pet service providers, and other factors including promotions, seasonality, and the effectiveness of our marketing and advertising campaigns. The primary factors that impact our results and present significant opportunities, as well as pose risks and challenges, are described below. We believe that our performance and future success depend on the factors discussed below, those mentioned in the section titled "Risk Factors" and elsewhere in this document.

Investment in New Services

Founded in 2015, we were one of the first on-demand pet services platforms. Since then, we have remained committed to expanding our offerings and the reach of our platform. For example, in the past 24 months, we have launched new features in an effort to increase engagement by both Pet Parents and Pet Caregivers on our platform. For Pet Parents we have innovated the platform by launching features such as the Premium Benefits Center to offer exclusive discounts on pet care products, as well as multi-day rebooking functionality and, improving the Browse and Book experience to simplify how Pet Parents discover and book with more than 450,000 highly-rated local overnight sitters, boarders, walkers, and trainers. In the fourth quarter of 2022, we released Wag! Neighborhood Network, which enables Pet Parents to not only filter across more than 21 unique specialties but also discover a great local Pet Caregiver right in their neighborhood. Functionality such as this demonstrates our commitment to the strategy element of accelerating growth in existing markets through a best in class experience. For Pet Caregivers, we optimized the sign-up experience and Notes from Pet Caregivers allowing them to make a more informed decision before requesting a service, added features to provide them with the opportunity to fulfill highest priority requests, the ability to set their own prices, take and share Notes between Pet Caregivers allowing them to be more informed decisions prior to a service, and the ability to expand their reach to new customers and grow their business with social media links to their profile, in-app viral sharing and custom HTML Craigslist links, as well as the opportunity to access advice from seasoned veterans on the platform and tips to help them grow a successful pet care business.

Extending Offerings and Platform Reach

Since our founding in 2015, we have striven to be the #1 platform for premium pet services, including on-demand walking, sitting, boarding, training, vet services, wellness plans, and insurance comparison tools. Our ability to establish trust via our traditional on-demand services across North America is a key way for Pet Parents to start experiencing the platform. We are becoming the button on the phone for the paw, a place Pet Parents trust with their pets' health and well-being. We are extremely excited about the growth in all lines of our business, including the Wellness category ("Wellness"), which is a major propulsion for year over year revenue increase. Pet Parents are appreciating the option to chat with a licensed pet expert 24/7, pet wellness plans, and the ability to compare pet insurance through our one-stop-shop platform as opposed to performing their own in depth research. We are a key player in the wellness space via the management and operation of Petted.com, a pet insurance comparison service, as well as through the acquisition of Furmacy, which delivers pet health products directly to the door of loving Pet Parents. By simplifying what it takes to be a Pet Parent through our digital edge, we're giving back valuable time that pets and their parents can spend together. This is

only a fraction of the TAM in the pet care industry. For example, in 2023 we have expanded into the $50 billion Pet Food & Treats market by acquiring Dog Food Advisor.

In 2020, we also launched our Wag! Premium subscription service, a monthly or annual subscription that offers Pet Parents 10% off all services, including waived booking fees, free advice from pet experts, priority access to top-rated Pet Caregivers, and VIP pet support. Wag! Premium accounts for over 50% of our monthly active users.

Investment in Innovation and Technology

The continued development of our platform capabilities and digital ecosystem requires substantial ongoing investment in resources and technology infrastructure, which can impact EBITDA. Our ability to continue to incorporate or develop innovative tools in line with our growth is crucial to ensuring the success of our strategy. As discussed above in "— Investment in New Services", we are committed to innovating new products and features. In addition, we are continuously integrating and evaluating acquisitions to enhance our technology platforms and launch features that are most beneficial to Pet Caregivers, Pet Parents, and third-party service partners.

Investment in New Markets

We plan to invest in existing and new markets, as well as new offerings. We believe that we can further expand in existing markets, to new markets within North America, and internationally by carefully targeting locations with a high expected demand for pet services. We believe there is an opportunity to expand our platform reach outside of our existing geographic locations into other countries and regions where there is an attractive spend per pet to address. As we invest in new markets and create new offerings, we may increase our marketing strategies in a manner that could extend our marketing payback target in order to accelerate growth in each new market.



Pet Ownership Trends

We believe the demand for high-quality, personalized pet care far exceeds the existing market due to the increases in pet adoption and return to office policies being implemented. As of the end of December 2022, although we saw a steady rise throughout the year, less than 50% of people were back in-office according to Kastle data. According to a study performed by Adzuna research in November 2022, this number is expected to rise as employers openly state firmer in-office policies in 2023. Additionally, the proportion of open roles specifying an "office-based" requirement has risen to a 19-month high of 4.2%. Beyond the pet service sector of the addressable market, untapped potential coupled with the continued trend of the humanization of pets may lead to a spike in the pet insurance space. According to an industry report released by the North American Pet

Health Insurance Association, there was an increase of approximately 30% from 2020 to 2021 of in-force insured pets in North America. While this growth is exciting for Wag!, over 155 million pets in the United States still remain uninsured; leaving approximately 97% of pets in the United States as potential entrants into the market. We are focused on taking advantage of this significant opportunity to expand the base of Pet Parents using the Wag! platform given the increased size of the market in which we operate. We believe that the high volume of new Pet Parents, as well as return to office policies, may continue to have a positive effect on the number of bookings for pet services, and other pet related services over the longer term.

Pet Parent Preferences and Demand

As approximately 95% of the U.S. population has access to the Wag! platform through an iPhone or Android device, our objective for long-term sustained growth is to create a platform that results in existing Pet Parents becoming repeat bookers, together with attracting new Pet Parents to our platform and to successfully convert them into repeat bookers. We attract Pet Parents to our platform through word-of-mouth and a variety of channels, such as social media, video, and other online and offline channels. Increase in Pet Parent awareness and growth drives our revenue, expands brand recognition, deepens our market penetration, creates additional upsell and cross-sell opportunities and generates additional data to continue to improve the functioning of our platform.

Our proprietary on-demand platform allows Pet Parents to easily and conveniently find top rated Pet Caregivers to serve their pet service needs either on-demand or scheduled at their convenience. Our primary mobile app allows Pet Parents to access Pet Caregivers from anywhere, at any time. With approximately 75% of Pet Parents not physically at home when their pet service is being performed, our platform allows Pet Caregivers and Pet Parents to avoid in-person contact if necessary or preferred by the Pet Parent. We believe this positions us well for ongoing growth as our platform allows both Pet Parents and Pet Caregivers the ability to mitigate COVID-19 related concerns.

We attract Pet Caregivers to the platform primarily based on viral and word-of-mouth marketing strategies. Being a Pet Caregiver allows dog lovers to spend time with dogs and other animals, enabling them to lead a healthy lifestyle by getting exercise through dog walking while simultaneously participating in an activity that delights them.

To serve Pet Parents in any given market, a critical density of caregivers must be present so that Pet Parents have options and availability for on-demand services. During certain peak periods, such as holidays, we have observed high Pet Parent demand that has resulted in Pet Caregiver constraints in some markets. Our platform provides a technology feature that allows Pet Caregivers to set their own prices, encouraging Pet Caregivers to be more engaged during peak periods.

Effects of the COVID-19 Pandemic

The re-opening of the economy, despite the continuation of the pandemic and the emergence of new variants had resulted in meaningful revenue recovery for Wag! in 2021 relative to the prior year. The continued back to work trends and elevated levels of travel in 2022 contributed in part to our continued revenue increase in 2022.

The impact of the COVID-19 pandemic, including the resulting changes in travel and work behaviors, may continue to affect results in 2023 and beyond. The extent to which the pandemic will continue to impact the Company's business, operating results and financial position will depend on future developments, which are highly uncertain, difficult to predict and beyond our knowledge and control. These may include but are not limited to the duration and spread of the pandemic (including new outbreaks), its severity, new variants and sub-variants, actions to contain the virus or treat its impact, the extent of the business disruption and financial impacts, and the magnitude and timing of such factors as economic and operating conditions. Uncertainties in the global economy may adversely impact our operations, brand partners, customers, and other business partners, which may impact future revenues, and require other changes to our operations.

Effectiveness of our word-of-mouth, marketing and advertising activities

Our objective for long-term, sustained growth is to create a platform that results in existing Pet Parents becoming repeat bookers, together with attracting new Pet Parents to the platform and converting them into repeat bookers, thus generating a lifetime of bookings from the Pet Parent. We attract Pet Parents and Pet Caregivers to the platform through word-of-mouth and a variety of other channels, such as social media, video, and other online and offline channels. The easy to use and convenient platform organically drives word-of-mouth marketing and references amongst Pet Parent. Additionally, our brand awareness advertising activities, including social media and television advertisements, allow us to reach new Pet Parents and Pet Caregivers.

When assessing the efficiency and effectiveness of our marketing spend, we monitor, amongst other things, new sign ups and first-time booking activity on the platform.

Our ability to attract Pet Parents to the platform is very efficient as we benefit from the network effects associated with our platform.

Seasonality

Wag! experiences seasonality in the booking volume, which Wag! expects to continue and may become more substantial. Historically, Wag! has experienced lower walking service requests on the platform during holidays periods, offset by higher sitting and boarding requests during these periods.

Public Company Costs

As we grow as a public company, we have incurred, and expect to continue to incur, increased one-time and recurring expenses as a public company for, among other things, directors' and officers' liability insurance premiums, director fees, additional internal and external accounting, legal, and administrative resources, and increased personnel and stock-based compensation expenses.

The Business Combination Agreement and Public Company Costs

On February 2, 2022, Wag!, CHW and the Merger Sub entered into the Business Combination Agreement. Pursuant to the Business Combination Agreement, at the Closing, Merger Sub was merged with and into Wag!, with Wag! continuing as the surviving corporation following the Merger, being a wholly owned subsidiary of CHW and the separate corporate existence of Merger Sub ceased. Upon the completion of the Business Combination, Wag! became the successor registrant with the SEC, meaning that Wag!'s financial statements for previous periods will be disclosed in the registrant's future periodic reports filed with the SEC.

While the legal acquirer in the Business Combination Agreement is CHW, for financial accounting and reporting purposes under U.S. GAAP, Wag! is the accounting acquirer and the Merger is accounted for as a "reverse recapitalization." A reverse recapitalization does not result in a new basis of accounting, and the financial statements of the combined company represent the continuation of the financial statements of Wag! in many respects. Under this method of accounting, CHW is treated as the "acquired" company for financial reporting purposes. For accounting purposes, Wag! is deemed to be the accounting acquirer in the transaction and, consequently, the transaction is treated as a recapitalization of Wag! (i.e., a capital transaction involving the issuance of stock by CHW for the stock of Wag!).

Upon the Closing of the Business Combination and the PIPE and Backstop Investment, the most significant change in our reported financial position and results of operations was an increase in cash (as compared to our balance sheet at June 30, 2022) including $29.3 million of which $24.7 million is held in escrow, $5.0 million in gross proceeds from the PIPE and Backstop Investment by the PIPE and Backstop Investor, and financing arrangement proceeds of $29.4 million. Subsequently, in November 2022, upon settlement and expiration of the derivative liability associated with the Forward Share Purchase Agreements ("FPAs"), the Company released $14.8 million from restricted cash to settle the obligation to investors and retained $9.8 million which is reflected on the Consolidated Balance Sheets as of December 31, 2022. Total direct and incremental transaction costs of CHW and Wag! through December 31, 2022 were approximately $23.6 million, substantially all of which were offset to additional-paid-in-capital as costs related to the reverse recapitalization. Transaction costs were

approximately $12.0 million, for Wag! and $11.6 million for CHW for legal, financial advisory, and other professional fees incurred in consummating the Business Combination.

As a result of the Business Combination, Wag! is the successor to an SEC registrant and is listed on the Nasdaq, which will require Wag! to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. We expect to incur additional annual expenses as a public company for, among other things, directors' and officers' liability insurance, director fees and additional internal and external accounting, legal and administrative resources, including increased audit and legal fees.

Components of Our Results of Operations

The following is a summary of the principal line items comprising our operating results.

Revenues

We provide an online marketplace that enables Pet Parents to connect with Pet Caregivers for various pet services. We recognize revenues in accordance with ASC 606, *Revenue from Contracts with its Customers* from four distinct streams: (1) service fees charged to Pet Caregivers, (2) subscription and other fees paid by Pet Parents for Wag! Premium, (3) joining fees paid by Pet Caregivers to join and be listed on our platform, and (4) wellness revenue through affiliate fees, prescription and over-the-counter sales. For some of the Company's arrangements with third-party service providers, the transaction price is considered variable and an estimate of the transaction price is recorded when the action occurs. The estimated transaction price used in the variable consideration is based on historical data with the respective third-party service partner and the consideration is measured and settled monthly.

Cost of Revenues, Excluding Depreciation and Amortization

Cost of revenues consists of costs directly related to revenue generating transactions, which, primarily includes fees paid to payment processors for payment processing fees, hosting and platform-related infrastructure costs, third-party costs for background checks for Pet Caregivers, and other costs arising as a result of revenue transactions that take place on our platform, excluding depreciation and amortization.

Platform Operations and Support

Platform operations and support expenses include personnel-related compensation costs of technology and operations teams, and third-party operations support costs.

Sales and Marketing

Sales and marketing expenses include personnel-related compensation costs of the marketing team, advertising expenses, and Pet Parent incentives. Sales and marketing expenses are expensed as incurred.

General and Administrative

General and administrative expense includes personnel-related compensation costs for employees on corporate functions, such as management, accounting, and legal as well as insurance and other expenses used to run the business, together with outside party service costs of related items such as auditors and lawyers.

Depreciation and Amortization

Depreciation and amortization expenses primarily consist of depreciation and amortization expenses associated with our property and equipment. Amortization includes expenses associated with our capitalized software and website development.

Interest Income

Interest income consists primarily of interest earned on our cash, cash equivalents, and short-term investments.

Change in Fair Value of Derivatives

The net decrease in fair value of derivatives consists of fair value remeasurements of the Company's liability classified Forward Purchase Agreements. As of December 31, 2022, all Forward Purchase Agreements have been settled.

Comparison of the years ended December 31, 2022 and December 31, 2021:

The following table sets forth our consolidated operations data for the years ended December 31, 2022 and 2021. The information has been prepared on the same basis as our consolidated financial statements, included elsewhere in this Annual Report, and includes, in our opinion, all adjustments, necessary to state fairly our results of operations for these periods. This data should be read in conjunction with our audited consolidated statements of operations for the years ended December 31, 2022 and 2021, included elsewhere herein. These results of operations are not necessarily indicative of the future results of operations that may be expected for any future period.

($ in thousands, except percentages)	Years Ended December 31,		$ Change	% Change
	2022	2021		
Revenues	$ 54,865	$ 20,082	$ 34,783	173 %
Costs and expenses:				
Cost of revenues, excluding depreciation and amortization	4,024	2,777	1,247	45 %
Platform operations and support	13,825	10,265	3,560	35 %
Sales and marketing	35,156	10,221	24,935	244 %
General and administrative	32,415	6,956	25,459	366 %
Depreciation and amortization	571	388	183	47 %
Total costs and expenses	85,991	30,607	55,384	181 %
Change in fair value of derivatives	(4,958)	—	(4,958)	NM
Gain on forgiveness of PPP loan	—	3,482	(3,482)	NM
Interest expense, net	(2,470)	(61)	(2,409)	3949 %
Loss before income taxes	**(38,554)**	**(7,104)**	**(31,450)**	**443 %**
Income tax benefit (expense)	(13)	793	(806)	NM
Net income (loss)	**$ (38,567)**	**$ (6,311)**	**$ (32,256)**	**511 %**

_____
*   *Comparisons between positive and negative numbers and with a zero are not meaningful.*
**   *Percentage figures included in the below section have been calculated on the basis of rounded figures as presented and not on the basis of such amounts prior to rounding. For this reason, percentage amounts in this section may vary slightly from those obtained by performing the same calculations using the figures in the table above or the consolidated financial statements.*

Revenues

Revenues increased by $34.8 million, or approximately 173%, from $20.1 million in the year ended December 31, 2021 to $54.9 million for the year ended December 31, 2022. The increase was primarily attributable to a $27.9 million increase in revenue from Wellness, which was launched during the third quarter of 2021. The increase also includes a $6.9 million increase in Service revenue due to an increase in service fees stemming from increased Pet Parents engagement of Pet Caregivers to provide pet care services as a result of increased return-to-office and travel trends, growth of Wag! Premium subscription revenues, and PCG services. The increase in wellness revenue is additionally attributed to the inclusion $0.1 million from Furmacy for the last two months of 2022 following the acquisition.

Cost of Revenues, Excluding Depreciation and Amortization

Cost of revenues, excluding depreciation and amortization, increased by $1.2 million, or approximately 43%, from $2.8 million in the year ended December 31, 2021 to $4.0 million in the year ended December 31, 2022. The increase was primarily attributable to a $0.6 million increase in background check costs driven by an increase in new Pet Caregivers and a $0.5 million increase in payment processing fees driven by higher transaction volume and other related software costs. Additionally, the inclusion of inventory cost of goods sold related to the Furmacy business contributed to the remaining increase.

Platform Operations and Support

Platform operations and support expenses increased by $3.6 million, or approximately 35%, from $10.3 million in the year ended December 31, 2021 to $13.8 million in the year ended December 31, 2022. The increase was primarily attributable to a $1.3 million increase in personnel-related compensation costs, excluding stock based compensation, for our technology and operations teams partially offset by a decrease of $0.7 million in professional service costs. Additionally, there was an increase of $3.0 million in stock compensation expense, in part due to a $2.8 million charge in the third quarter of 2022 related to Earnout Shares upon closing of the Business Combination.

Sales and Marketing

Sales and marketing expenses increased by $24.9 million, or approximately 245%, from $10.2 million in the year ended December 31, 2021 to $35.2 million for the year ended December 31, 2022. The increase was primarily attributable to a $14.9 million increase in partnerships, as we invest in launching with new partners, a $1.9 million increase in advertising expense, $5.7 million increase in personnel-related compensation costs, excluding stock based compensation, for our marketing team, consultants, and advertising agency costs. Additionally, there was a $2.1 million increase in stock compensation expense, primarily due to a $2.1 million charge in the third quarter of 2022 related to Earnout Shares upon closing of the Business Combination.

General and Administrative

General and administrative expenses increased by $25.5 million, or approximately 366%, from $7.0 million in the year ended December 31, 2021 to $32.4 million for the year months ended December 31, 2022. The increase was primarily as a result of an increase in stock compensation expense of $19.2 million, in part due to a one-time expense incurred in connection with Earnout Shares of $19.0 million. Additionally, there was $1.8 million in expense due to the issuance of Community Shares in connection with the Business Combination. For further information, see Note 3 - Business Combinations of Notes to the Consolidated Financial Statements.

The remainder of the increase is due to $0.2 million in transaction and integration costs related to the acquisition of Furmacy in Q4 2022 as well as $4.3 million in other administrative expenses incurred in order to operate as a public company, including expenses related to compliance with the rules and regulations of the SEC and the listing standards of the Nasdaq, increased legal, audit and consulting fees, and employee related expenses to attract and retain top talent.

Depreciation and Amortization

Depreciation and amortization expenses increased from $0.4 million in the year ended December 31, 2021 to $0.6 million in the year ended December 31, 2022. The increase of $0.2 million, or approximately 50%, was primarily attributable to a $0.3 million increase in amortization expense arising from the acquisition of CPI, partially offset by a $0.1 million reduction in depreciation expense of property and equipment as a result of decreased leased office space with depreciating leasehold improvements.

Interest Income (Expense), net

Interest expense, net, increased from $61 thousand in the year ended December 31, 2021 to $2.5 million in the year ended December 31, 2022. The increase in expense was primarily attributable to interest related to the Blue Torch Financing and Warrant Agreement entered into in connection with the closing of the Business

Combination with CHW. For further information on the debt and warrant agreement, refer to [Note 10 - Debt](#) of Notes to Consolidated Financial Statements.

Liquidity and Capital Resources

Since inception, and in line with our growth strategy, we have incurred operating losses and negative cash operating cash flows and have financed our operations through the sale of equity securities. For the years ended December 31, 2022, and 2021, we had a net loss of $38.6 million and $6.3 million, respectively. We expect that operating losses and negative operating cash flows could continue into the foreseeable future as we continue to invest in growing our business. Based upon our current operating plans, we believe that cash and equivalents and short-term investments will be sufficient to fund our operations for at least the next 12 months from the date of this Annual report on Form 10-K. However, these forecasts involve risks and uncertainties, and actual results could vary materially. We have based this estimate on assumptions that may prove to be wrong, and we could deplete our capital resources earlier than we expect.

Our future capital requirements and the adequacy of available funds will depend on many factors, including, but not limited to, our ability to grow our revenue and the impact of the COVID-19 pandemic and other factors described in the section titled [Risk Factors](#) included within Item 1A of Part I of this Annual Report on Form 10-K. We may seek additional equity or debt financing. If additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us, or at all. If we are unable to raise additional capital when desired, our business, financial condition, and results of operations could be adversely affected.

For proceeds, payments and additional financing arrangements arising from the Business Combination, please see [Note 3 - Business Combinations](#) for additional detail.

Off-Balance Sheet Arrangements and Contractual Obligations

We enter into long-term contractual obligations and commitments in the normal course of business, primarily debt obligations and real-estate leases for our office locations. In connection with the closing of the Business Combination in August 2022, we entered into a credit agreement with Blue Torch Capital LP that provides us with up to $32 million of credit. Refer to [Note 10 - Debt](#) and [Note 8 - Leases](#), included in Item 8 of Part II of this 10-K, for further details, including interest and future principal payments and lease commitment details.

The Company does not have any off-balance sheet arrangements that are reasonably likely to have a material effect on the financial condition, results of operations, liquidity, or capital resources of the Company, except for an agreement to invest in a new limited liability company for an investment of $1.47 million. The Company funded this investment in the first quarter of 2023. See [Note 1 - Description of Business of Notes](#) to Consolidated Financial Statements for more detail.

Cash Flows

The following table summarizes our cash flows for the periods indicated.

($ in thousands)	Years Ended December 31,	
	2022	**2021**
Net cash flows used in operating activities	$ (2,803)	$ (12,256)
Net cash flows (used in) provided by investing activities	1,835	8,087
Net cash flows provided by financing activities	37,089	(51)
Net change in cash, cash equivalents, and restricted cash	**$ 36,121**	**$ (4,220)**

Operating Activities

Net cash used in operating activities for the year ended December 31, 2022 was $2.8 million, a decrease of $9.5 million from $12.3 million for the year ended December 31, 2021. The decrease in cash used was primarily due to an increase of $4.5 million in accounts payable, accrued expenses and other liabilities, operating lease liabilities, deferred revenue and other non- current liabilities, partially offset by a $0.5 million increase in accounts receivable, and current and other assets. Additionally, there was a $4.5 million

improvement in net loss, excluding the impact of depreciation and stock-based compensation, and other non-cash items.

Operating cash flows for the year ended December 31, 2022 have been adequate to meet liquidity requirements.

Investing Activities

The Company's investments are classified as available for sale and we invest in a diversified portfolio of investments, primarily short-term U.S. government and agency securities, money market funds, commercial paper, and corporate bonds. In addition, we limit the concentration of our investment in any particular security.

Net cash from investing activities for the year ended December 31, 2022 was $1.8 million, a decrease of $6.3 million from $8.1 million provided for the year ended December 31, 2021. The decrease was primarily due to $24.9 million less of proceeds received from the sale and maturities of investments, offset by $17.7 million of reduced purchases of investments as a direct reflection of a decrease in the Company's consolidated total investments at December 31, 2022.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2022 was $37 million, an increase of $37 million from $51 thousand for the year ended December 31, 2021. The increase in cash provided by financing activities is primarily due to cash received from the Forward Share Purchase Agreement expiration, release of cash remaining in the trust account established in connection with CHW's initial public offering (the "Trust Account"), PIPE and Backstop Investors and the financing agreement with Blue Torch Capital LP ("Blue Torch") for a senior secured Credit Facility, partially offset by payment of transaction costs incurred by Wag! and CHW in connection with the Business Combination.

Debt

PPP Loan

In August 2020, the Company received loan proceeds of approximately $5.1 million from a financial institution pursuant to the Paycheck Protection Program (the "PPP Loan") as administered by the U.S. Small Business Administration (the "SBA") under the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act").

In August 2021, the Company applied for forgiveness of $3.5 million of the PPP Loan, and in September 2021, the SBA approved the Company's loan forgiveness application in the amount of $3.5 million. The term of the PPP Loan is five years with a maturity date of August 2025 and contains a fixed annual interest rate of 1.00%. Principal and interest payments began in November 2021.

For additional information regarding the PPP Loan, refer to Note 10 - Debt of Notes to Consolidated Financial Statements.

Blue Torch Financing and Warrant Agreement

On August 9, 2022, Legacy Wag! entered into a financing agreement and warrant agreement with Blue Torch Finance, LLC (together with its affiliated funds and any other parties providing a commitment thereunder, including any additional lenders, agents, arrangers or other parties joined thereto after the date thereof, collectively, the "Debt Financing Sources"), pursuant to which, among other things, the Debt Financing Sources agreed to extend an approximately $32.2 million senior secured term loan credit facility (the "Credit Facility"). Legacy Wag! is the primary borrower under the Credit Facility, the Company is a parent guarantor and substantially all of the Company's existing and future subsidiaries are subsidiary guarantors. The Credit Facility is secured by a first priority security interest in substantially all assets of the Company and the guarantors.

For additional information regarding the Blue Torch financing arrangements, refer to Note 10 - Debt of Notes to Consolidated Financial Statements.

We do not have any off-balance sheet arrangements, as defined by applicable rules and regulations of the SEC, that are reasonably likely to have a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures, or capital resources.

Non-GAAP Measures

We regularly review several metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP measures and the comparable GAAP measure is net income (loss). Please refer to the "— Non-GAAP Measures" section below for further discussion with respect to how we define these measures, as well as for reconciliations to the most comparable U.S. GAAP measures. Adjusted EBITDA and Adjusted EBITDA margin provide a basis for comparison of our business operations between current, past, and future periods by excluding items from net income (loss) that we do not believe are indicative of our core operating performance. These non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with U.S. GAAP, and may not be comparable to similarly titled amounts used by other companies or persons, because they may not calculate these non-GAAP measures in the same manner.

The following tables present our non-GAAP measures and key performance indicators for the periods presented (in thousands except for percentages).

		Years Ended December 31,		
($ in thousands, except percentages)		**2022**		**2021**
U.S. GAAP Measures:				
Revenues	$	54,865	$	20,082
Net income (loss)	$	(38,567)	$	(6,311)
Net income (loss) %		(70.3)%		(31.4)%
Net cash flows provided by (used in) operating activities	$	(2,803)	$	(12,256)
Non-GAAP measures:				
Adjusted EBITDA	$	(3,872)	$	(9,915)
Adjusted EBITDA Margin		(7.1)%		(49.4)%

Adjusted EBITDA and Adjusted EBITDA Margin

In addition to revenues and net loss, which are measures presented in accordance with U.S. GAAP, management believes that Adjusted EBITDA and Adjusted EBITDA Margin provide relevant and useful information that is widely used by analysts, investors, and competitors in our industry to assess performance. We define Adjusted EBITDA as net income (loss), adjusted for interest expense, depreciation and amortization, share-based compensation, income taxes, as well as other items to be consistent with definitions typically used by lenders, including transaction costs. Additionally, we exclude the impact certain non-recurring items which are not indicative of our operating performance, including but not limited to, business combination transaction and integration costs and PPP Loan Forgiveness. We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenues. However, you should be aware that when evaluating Adjusted EBITDA and Adjusted EBITDA Margin, Wag! may incur future expenses similar to those excluded when calculating these measures. Wag!'s presentation of these measures should not be construed as an inference that its future results will be unaffected by unusual or non-recurring items. Further, these non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with U.S. GAAP. Wag! compensates for these limitations by relying primarily on its U.S. GAAP results and using Adjusted EBITDA and Adjusted EBITDA Margin on a supplemental basis. Wag!'s computation of Adjusted EBITDA and Adjusted EBITDA Margin may not be comparable to other similarly titled measures computed by other companies because not all companies calculate this measure in the same fashion. You should review the reconciliation of net loss to Adjusted EBITDA and Adjusted EBITDA Margin below and not rely on any single financial measure to evaluate Wag!'s business.

Adjusted EBITDA and Adjusted EBITDA Margin are useful to an investor in evaluating our performance because these measures:

- are widely used by analysts, investors, and competitors to measure a company's operating performance;

- are used by our lenders and/or prospective lenders to measure our performance; and

- are used by our management for various purposes, including as a measure of performance and as a basis for strategic planning and forecasting.

The reconciliations of net loss, which is the most comparable U.S. GAAP measure, to non-GAAP Adjusted EBITDA for the three and nine months ended December 31, 2022 and 2021 are as follows:

($ in thousands)	Years Ended December 31,	
	2022	2021
Revenues	$ 54,865	$ 20,082
Adjusted EBITDA reconciliation:		
Net income (loss)	(38,567)	(6,311)
Add (deduct):		
Interest expense (income)	2,470	61
Depreciation and amortization	571	388
Share based compensation [1]	24,492	222
Issuance of Community Shares [2]	1,971	—
Integration and transaction costs associated with acquired business [3]	220	—
Change in fair value of derivatives [4]	4,958	—
Gain on forgiveness of PPP loan	—	(3,482)
Tax (benefit) expense	13	(793)
Adjusted EBITDA	**$ (3,872)**	**$ (9,915)**

[1] Includes stock-based compensation expense in 2022 incurred in connection with the Business Combination of $23.9 million. Of the $23.9 million, $2.8 million is included in Platform operations and support, $2.1 million in Sales and marketing, and $19.0 million in General and administrative expenses on the consolidated statement of operations.

[2] Of this amount, $1.8 million is included General and administrative expenses and the remainder as contra revenue on the consolidated statement of operations.

[3] Related to the acquisition of Furmacy, Inc. These costs, including transaction costs incurred in connection with an acquired business, are incurred over a short period of time and do not represent an ongoing operating expense of the business.

[4] Relates to the changes in the fair value of previously disclosed Forward Purchase Agreements that were entered into prior to the closing of the Business Combination and subsequently settled in the fourth quarter of 2022. See Note 3 - Business Combinations and Note 5 - Fair Value Measurements for more details.

Critical Accounting Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ, and in the past have differed, from those estimates.

While all of our significant accounting policies are described in more detail in Note 2 — Summary of Significant Accounting Policies to our consolidated financial statements in the notes to the consolidated financial statements, the Company has identified the following estimates as critical in that they involve a higher degree of judgment and are subject to a significant degree of variability:

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, *Revenue from Contracts with its Customers*. Through its Services offerings, the Company principally generates Service revenue from service fees charged to PCGs for use of the platform to discover pet service opportunities and to successfully complete a pet care service to a pet parent. The Company also generates revenue from subscription fees paid by Pet Parents for Wag! Premium, and fees paid by PCGs to join the platform. Additionally, through its Wellness offerings, the Company generates revenue through commission fees paid by third party service partners in the form of 'revenue-per-action' or conversion activity defined in our agreements with the third party service partner. For some of the Company's arrangements with third party service partners, the transaction price is considered variable, and an estimate of the transaction price is recorded when the action occurs. The estimated transaction price used in the variable consideration is based on historical data with the respective third-party service partner and the consideration is measured and settled monthly.

Business Combinations

The Company accounts for business combinations using the acquisition method of accounting, which requires, among other things, allocation of the fair value of purchase consideration to the tangible and intangible assets acquired and liabilities assumed at their estimated fair values on the acquisition date. The excess of the fair value of purchase consideration over the values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair value of assets acquired and liabilities assumed, management makes significant estimates and assumptions, especially with respect to the valuation of intangible assets. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, not to exceed one year from the date of acquisition, the Company may record adjustments to the assets acquired and liabilities assumed, with a corresponding offset to goodwill if new information is obtained related to facts and circumstances that existed as of the acquisition date. Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are reflected in the consolidated statements of operations. Acquisition costs, such as legal and consulting fees, are expensed as incurred.

Stock-Based Compensation

The Company has an equity incentive plan under which it grants equity awards, including stock options. The Company determines compensation expense associated with stock options based on the estimated grant date fair value method using the Black-Scholes valuation model. The Black-Scholes model considers several variables and assumptions in estimating the fair value of stock-based awards. These variables include per share fair value of the underlying common stock, exercise price, expected term, risk-free interest rate, expected stock price volatility over the expected term, and expected annual dividend yield.

For all stock options granted, the Company calculates the expected term using the simplified method as it has limited historical exercise data to provide a reasonable basis upon which to otherwise estimate expected term, and the options have characteristics of "plain-vanilla" options. The risk-free interest rate is based on the yield available on U.S. Treasury zero-coupon issues similar in duration to the expected term of the stock-based award. Due to the limited trading history of the Company's common stock, the expected volatility assumption is generally based on volatilities of a peer group of similar companies whose share prices are publicly available. The Company will continue to apply this process until a sufficient amount of historical information regarding the volatility of its own common stock price becomes available. The Company utilizes a dividend yield of zero, as it has no history or plan of declaring dividends on its common stock.

As of August 9, 2022, the Company stopped issuing stock options under the 2014 Stock Plan and only issues RSUs on a go-forward basis under the Omnibus Incentive Plan. As of December 31, 2022, the Company has granted RSUs with service conditions. Service conditions that affect whether or not an award vests or becomes exercisable are not directly incorporated into the estimate of fair value at the grant date. Based on the change in valuation methods, as there had been no public market for Legacy Wag!'s common stock prior to the Merger, as well as the satisfaction of conditions for certain awards to be granted, stock compensation expense increased from $0.2 million to $24.5 million in December 31, 2021 and 2022, respectively. For further detail, see Note 11 - Stockholders Equity of the notes to the consolidated financial statements.

Income Taxes

The Company accounts for income taxes using an asset and liability approach, which requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the financial or tax returns. The measurement of the deferred items is based on enacted tax laws. In the event the future consequences of differences between financial reporting basis and the tax basis of assets and liabilities result in a deferred tax asset, the Company evaluates the probability of being able to realize the future benefits indicated by such asset. A valuation allowance related to a deferred tax asset is recorded when it is more likely than not that either some portion or the entire deferred tax asset will not be realized. The Company records a valuation allowance to reduce the deferred tax assets to the amount of future tax benefit that is more likely than not to be realized. We regularly review the deferred tax assets for recoverability based on historical taxable income or loss, projected future taxable income or loss, the expected timing of the reversals of existing temporary differences and tax planning strategies. Our judgment regarding future profitability may change due to many factors, including future market conditions and the ability to successfully execute the business plans and/or tax planning strategies. Should there be a change in the ability to recover deferred tax assets, our income tax provision would increase or decrease in the period in which the assessment is changed.

The Company recognizes a tax benefit from uncertain tax positions only if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authorities' administrative practices and precedents. The tax benefits recognized from such positions are measured based on the largest benefit that has a greater than 50% likelihood of being recognized upon settlement. The Company did not recognize any tax benefits from uncertain tax positions during the years ended December 31, 2022 and 2021.

Accounting for Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the instruments' specific terms and applicable authoritative guidance in ASC 480 and ASC 815, Derivatives and Hedging ("ASC 815"). The assessment considers whether the instruments are free standing financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the instruments meet all of the requirements for equity classification under ASC 815, including whether the instruments are indexed to the Company's own common shares and whether the instrument holders could potentially require "net cash settlement" in a circumstance outside of the Company's control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent period end date while the instruments are outstanding. Management has concluded that the Public Warrants and Private Placement Warrants issued pursuant to the Business Combination qualify for equity accounting treatment. Additionally, the Company considers its warrants ("Lender Warrants") issued in conjunction with the Blue Torch Financing Arrangement (see Note 10 - Debt for additional detail) to be equity classified since they do not meet the liability classification criteria. For further detail on the Company's Warrants (Public, Private and Lender), refer to Note 11 - Stockholders' Deficit and Mezzanine Equity.

New Accounting Pronouncements

See Note 2 — Summary of Significant Accounting Policies in the notes to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate and Market Price Risk

We are exposed to market risks related to interest rates and market price sensitivity on certain financial obligations. Exposure to market risks primarily arise from the Blue Torch Credit Facility,, Earnout Shares and Management Earnout Shares. The aforementioned financial obligations are included as they either bear a variable interest rate or are subject to equity price sensitivity. Please see Note 3 - Business Combinations and Note 10 - Debt of Notes to Consolidated Financial Statements included in Part II, Item 8, of this Annual Report on Form 10-K, for further detail.

Item 8. Financial Statements and Supplementary Data

Index to Consolidated Financial Statements

	Page
Report of Independent Registered Public Accounting Firm (BDO USA, LLP, Chicago, Illinois, PCAOB ID # 243)	83
Consolidated Balance Sheets	84
Consolidated Statements of Operations	85
Consolidated Statements of Redeemable Preferred Stock and Stockholders' Deficit	86
Consolidated Statements of Cash Flows	87
Notes to Consolidated Financial Statements	87

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholders and Board of Directors
Wag! Group Co.
San Francisco, CA

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Wag! Group Co. (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of operations, statements of redeemable preferred stock and stockholders' deficit, and cash flows for each of the years in the period then ended, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO USA, LLP

We have served as the Company's auditor since 2021.

Chicago, Illinois
March 30, 2023

Wag! Group Co.
Consolidated Balance Sheets
(in thousands, except for share amounts and per share data)

| | As of December 31, | |
	2022	2021
Assets		
Current assets:		
Cash and cash equivalents	$ 38,966	$ 2,845
Short-term investments available for sale	—	2,554
Accounts receivable, net	5,872	2,638
Prepaid expenses and other current assets	2,585	3,043
Deferred offering costs	—	930
Total current assets	$ 47,423	$ 12,010
Property and equipment, net	88	90
Operating lease, right of use assets, net	695	—
Intangible assets, net	2,590	2,888
Goodwill	1,451	1,427
Other assets	64	47
Total assets	$ 52,311	$ 16,462
Liabilities, mezzanine equity and stockholders' equity		
Current liabilities:		
Accounts payable	$ 7,174	$ 2,299
Accrued expenses and other current liabilities	4,765	4,601
Deferred revenue	2,232	1,888
Deferred purchase consideration – current portion	750	750
Operating lease liabilities	306	—
Notes Payable – current portion	1,264	442
Total current liabilities	**16,491**	**9,980**
Operating lease liabilities – non-current portion	435	—
Notes Payable – non-current portion, net of debt discount of $7.0 million	24,970	1,200
Deferred purchase consideration – non-current portion	493	1,130
Total liabilities	$ 42,389	$ 12,310
Commitments and contingencies (Note 9)		
Mezzanine equity:		
Redeemable convertible preferred stock par value $0.0001, 1,000,000 shares and 24,545,386 shares authorized and 0 and 23,858,824 shares issued and outstanding as of December 31, 2022 and December 31, 2021, respectively; aggregate liquidation preference of $67,417 as of December 31, 2021	—	110,265
Total mezzanine equity	$ —	$ 110,265
Stockholders' deficit:		
Common stock, $0.0001 par value, 110,000,000 and 43,763,126 shares authorized, 36,849,076 and 6,121,253 outstanding at December 31, 2022 and December 31, 2021, respectively	$ 4	$ 1
Additional paid-in capital	158,335	3,736
Accumulated deficit	(148,417)	(109,850)
Total stockholders' equity (deficit)	**9,922**	**(106,113)**
Total liabilities, mezzanine equity and stockholders' deficit	$ 52,311	$ 16,462

See accompanying notes to consolidated financial statements.

Wag! Group Co.

Consolidated Statements of Operations

(in thousands except for share amounts and per share data)

		Year Ended December 31,		
		2022		**2021**
Revenues	$	**54,865**	$	**20,082**
Costs and expenses:				
Cost of revenues (exclusive of depreciation and amortization shown separately below)		4,024		2,777
Platform operations and support		13,825		10,265
Sales and marketing		35,156		10,221
General and administrative		32,415		6,956
Depreciation and amortization		571		388
Total costs and expenses		**85,991**		**30,607**
Change in fair value of derivative liability		(4,958)		—
Gain on forgiveness of PPP loan		—		3,482
Interest expense, net		(2,470)		(61)
Income (loss) before income taxes		**(38,554)**		**(7,104)**
Income tax benefit (expense)		(13)		793
Net income (loss)	$	**(38,567)**	$	**(6,311)**
Net earnings (loss) per share				
Net loss per share, basic and diluted	$	(2.07)	$	(1.10)
Weighted average common shares outstanding and dilutive potential common shares (diluted)		18,641,076		5,742,807

See accompanying notes to consolidated financial statements.

Wag! Group Co.

Consolidated Statements of Redeemable Preferred Stock and Stockholders' Deficit

(in thousands, except share data)

	Redeemable Preferred Stock – Mezzanine Equity		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount				
Balance at December 31, 2020	24,545,386	$ 110,265	5,629,095	$ 1	$ 3,345	$ (103,539)	$ 1	$ (100,192)
Reverse recapitalization	(686,562)	—	(157,452)	—	—	—	—	—
As adjusted, beginning of period	23,858,824	$ 110,265	5,471,643	$ 1	$ 3,345	$ (103,539)	$ 1	$ (100,192)
Shares issued upon exercise of stock options	—	$ —	28,248	$ —	$ 3	$ —	$ —	$ 3
Shares issued upon acquisition	—	$ —	621,362		$ 166		$	166
Stock-based compensation	—	—	—	—	222	—	—	222
Other comprehensive loss	—	—	—	—	—	—	(1)	(1)
Net income (loss)	—	—	—	—	—	(6,311)	—	(6,311)
Balance at December 31, 2021	23,858,824	$ 110,265	6,121,253	$ 1	$ 3,736	$ (109,850)	$ —	$ (106,113)
Preferred Series P Issuance, net of issuance costs	1,100,000	10,925	—	—	—	—	—	—
Shares issued upon exercise of stock options	—	—	118,514	—	17	—	—	17
Conversion of Series P preferred stock to common	(1,100,000)	(10,925)	1,100,000	—	10,925	—	—	10,925
Conversion of preferred to common stock	(23,858,824)	(110,265)	23,858,824	2	110,263	—	—	110,265
Stock-based compensation	—	—	52,899	—	625	—	—	625
Stock-based compensation due to Earnout Shares	—	—	—	—	23,867	—	—	23,867
Issuance of Community Shares	—	—	300,000	—	1,971	—	—	1,971
Business Combination with CHW, net of transaction costs and other related shares	—	—	6,645,964	1	10,546	—	—	10,547
Shares issued for acquisition of Furmacy, Inc.	—	—	90,000	—	283	—	—	283
Settlement of forward share purchase agreement derivative liability	—	—	(1,438,378)	—	(3,898)	—	—	(3,898)
Net loss	—	—	—	—	—	(38,567)	—	(38,567)
Balance at December 31, 2022	—	$ —	36,849,076	$ 4	$ 158,335	$ (148,417)	$ —	$ 9,922

See accompanying notes to consolidated financial statements.

Wag! Group Co.
Consolidated Statement of Cash Flows
(in thousands)

	Year Ended December 31,	
	2022	**2021**
Cash flows from operating activities		
Net loss	$ (38,567)	$ (6,311)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock-based compensation	24,492	222
Gain on PPP loan forgiveness	—	(3,482)
Amortization of debt discount on debt financing	1,034	—
Provision for deferred taxes	—	(793)
Depreciation and amortization	571	388
Issuance of Community Shares	1,971	—
Noncash interest – deferred purchase consideration	81	54
Noncash change in fair value of derivatives	4,958	—
Changes in operating assets and liabilities:		
Accounts receivable	(3,234)	(2,478)
Prepaid expenses and other current assets	534	(675)
Deferred costs	—	(930)
Other assets	—	872
Accounts payable	4,853	1,299
Operating lease liabilities	32	—
Accrued expenses and other current liabilities	128	(364)
Deferred revenue	344	88
Other non-current liabilities	—	(146)
Net cash used in operating activities	**(2,803)**	**(12,256)**
Cash flows from investing activities		
Purchases of short-term investments	—	(17,692)
Proceeds from sale and maturity of short-term investments	2,550	27,481
Payment of deferred purchase consideration	(718)	(188)
Net cash acquired in acquisition of Furmacy, Inc.	54	—
Cash paid for acquisition of Compare Pet Insurance, Inc.	—	(1,509)
Purchase of property and equipment	(51)	(5)
Net cash provided by investing activities	**1,835**	**8,087**
Cash flows from financing activities		
Proceeds from exercises of stock options	17	3
Payments on PPP loan	(404)	(54)
Proceeds from Blue Torch Financing Agreement	24,123	—
Repayment of Blue Torch Financing	(161)	—
Proceeds from the issuance of Series P preferred stock, net of issuance costs	10,925	—
Proceeds from Business Combination with CHW, net of transaction costs	2,589	—
Net cash provided by financing activities	**37,089**	**(51)**
Net change in cash, cash equivalents, and restricted cash	36,121	(4,220)
Cash, cash equivalents and restricted cash at beginning of period	2,845	7,065
Cash, cash equivalents and restricted cash at end of period	**$ 38,966**	**$ 2,845**
Supplemental disclosures of cash flow information:		
Cash paid during the year for interest	2,470	22
Cash paid during the year for income taxes	—	1
Non-cash financing transactions:		
Forward share purchase agreements	4,958	—
Conversion of preferred shares to common stock	(121,188)	—

See accompanying notes to consolidated financial statements.

Wag! Group Co.
Notes to Consolidated Financial Statements

1.   Description of the Business

Wag! Group Co. ("Wag!", "Wag", the "Company", "we" or "our") formerly known as CHW Acquisition Corporation is incorporated in Delaware with headquarters in San Francisco, California. The Company develops and supports proprietary marketplace technologies available as a website and mobile app ("platform" or "marketplace") that enables independent pet caregivers ("PCG") to connect with Pet Parents ("Services") and third party service partners to provide a suite of pet wellness services and products ("Wag! Wellness" or "Wellness"), including pet expert advice, pet wellness plans, and a pet insurance comparison tool. The platform allows Pet Parents (also referred to as "end-user(s)"), who require specific pet care services, to make service requests in the platform, which are then fulfilled by PCGs. The Company operates in the United States.

On August 9, 2022 (the "Closing Date" or "Merger Date"), Wag! Labs, Inc. ("Legacy Wag!"), CHW Acquisition Corporation ("CHW"), and CHW Merger Sub, Inc. ("Merger Sub") pursuant to the terms of the Business Combination Agreement and Plan of Merger (the "Business Combination Agreement") dated February 2, 2022, completed the business combination of Legacy Wag! and CHW which was effected by the merger of Merger Sub with and into Legacy Wag!, with Legacy Wag! surviving the Merger as a wholly owned subsidiary of CHW (the "Merger," and, together with the other transactions contemplated by the Business Combination Agreement, the "Business Combination"). Upon completion of the Merger on August 9, 2022, the Company changed its name to Wag! Group Co. and effectively assumed all of CHW's material operations. Refer to Note 3 - Business Combinations for more information regarding the Merger.

In November 2022, the Company via its wholly owned subsidiary, Compare Pet Insurance Services, Inc. ("CPI"), entered into an agreement to invest in a new limited liability company for an investment of $1.47 million. The Company funded this investment in the first quarter of 2023. We do not anticipate having control of the entity.

On December 27, 2022 Wag! entered into an Asset Purchase Agreement with Clicks and Traffic LLC ("Dog Food Advisor") to purchase its Dog Food Advisor assets for cash consideration of $9.0 million. The transaction subsequently closed on January 5, 2023, upon satisfaction of the remaining closing conditions. Dog Food Advisor is one of the most visited and trusted dog food marketplaces, helping Pet Parents make informed decisions about dog and cat food. For additional information around the accounting for the transaction, refer to Note 15 - Subsequent Events.

2.   Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The Company has prepared the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP").

For periods prior to the Merger, the reported share and per share amounts have been retroactively converted by the applicable exchange ratio with the exception of the authorized shares and shares reserved for issuance. The shares and per share amounts, prior to the Merger, have been retroactively restated as shares reflecting conversion at the exchange ratio of 0.97 established in the Business Combination Agreement. See Note 3— Business Combinations for additional information.

Segments

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker ("CODM") in deciding how to allocate resources to an individual segment and in assessing performance. The Company's Chief Executive Officer is the Company's CODM. The CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance of the Company. As such, the Company has determined that it operates as one operating segment within the United States.

Wag! Group Co.
Notes to Consolidated Financial Statements

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make certain estimates, judgements, and assumptions that affect the reported amounts of assets and liabilities and disclosures as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates on various factors, including historical experience, and on various other assumptions that are believed to be reasonable under the circumstances, when these carrying values are not readily available from other sources.

Significant items subject to estimates and assumptions include, but are not limited to, fair values of financial instruments, valuation of stock-based compensation and warrants, allocation of the fair value of purchase consideration to the tangible and intangible assets acquired and liabilities assumed in business combinations and the valuation allowance for deferred income taxes. Actual results may differ from these estimates.

Business Combinations

The Company accounts for business combinations using the acquisition method of accounting, which requires, among other things, allocation of the fair value of purchase consideration to the tangible and intangible assets acquired and liabilities assumed at their estimated fair values on the acquisition date. The excess of the fair value of purchase consideration over the values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair value of assets acquired and liabilities assumed, management makes significant estimates and assumptions, especially with respect to the valuation of intangible assets. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, not to exceed one year from the date of acquisition, the Company may record adjustments to the assets acquired and liabilities assumed, with a corresponding offset to goodwill if new information is obtained related to facts and circumstances that existed as of the acquisition date. Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are reflected in the consolidated statements of operations. Acquisition costs, such as legal and consulting fees, are expensed as incurred.

Certain Significant Risks and Uncertainties

The Company has experienced negative cash flows since inception and had an accumulated deficit of $148.4 million and $109.9 million as of December 31, 2022 and December 31, 2021, respectively. Historically, the Company has primarily financed its operations through equity and debt financings. The Company intends to finance its future operations through its existing cash and investments. The Company believes that these sources of liquidity will be sufficient to meet its operating needs for at least the next 12 months.

Since December 2019, the coronavirus ("COVID-19") has spread throughout the United States and in many other countries globally. The extent to which the Company's operations will continue to be impacted by the COVID-19 pandemic will depend largely on future developments including the emergence of new variants and actions by government authorities and private businesses to contain new outbreaks of the pandemic or respond to its impact, among other things. The COVID-19 pandemic has impacted our business operations, results of operations, financial position, liquidity, and cash flows. The Company's revenues in 2021 decreased compared to the pre-COVID revenues, and, although the 2022 fiscal year as seen the highest quarterly revenue since inception, the extent of the impact of the pandemic on our business and financial results will depend largely on future developments both globally and within the United States, including the impact on capital, foreign currencies exchange and financial markets, governmental or regulatory orders that impact our business and whether the impacts may result in permanent changes to our end-user' behavior, all of which are highly uncertain and cannot be predicted.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash on deposit as well as investments in money market funds that are readily convertible into cash and purchased with original maturities of three months or less.

Wag! Group Co.
Notes to Consolidated Financial Statements

Investments

Investments consist mainly of short-term U.S. government and agency securities, commercial paper, and corporate bonds. The Company invests in a diversified portfolio of investments and limits the concentration of its investment in any particular security. Securities with original maturities greater than three months, but less than one year, are included in current assets. All investments are classified as available-for-sale and reported at fair value with unrealized gains and losses reported as a component of accumulated other comprehensive loss in stockholders' equity. Management judges whether a decline in value is temporary based on the length of time that the fair market value has been below cost and the severity of the decline. There were no impairments of investments recorded in the years ended December 31, 2022 and 2021.

Accounts Receivable

Accounts receivable primarily represent amounts charged but not yet received by the balance sheet date, This includes amounts charged by payment processors on behalf of the Company that are in the process of clearing. These amounts are generally cleared in one to three business days. Additionally includes accounts receivable recorded for commission fees earned but not yet received from third parties in connection with Wag! Wellness services. Substantially all accounts receivable are collected and bad debt expense or the allowance for doubtful accounts were not material.

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the related assets. The estimated useful lives are as follows:

	Estimated useful life
Equipment	3 years
Capitalized software	3 years
Leasehold improvements	Shorter of estimated useful life or lease term

Maintenance and repair costs are charged to expense as incurred.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired in a business combination. Goodwill is not amortized, but is tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. Our annual impairment test is performed in the fourth quarter of each year and the Company's impairment tests are based on a single operating segment and reporting unit structure. Prior to performing a quantitative evaluation, an assessment of qualitative factors may be performed to determine whether it is more likely than not that the fair value of the reporting unit exceeds its carrying value. If the carrying value of the reporting unit exceeds its fair value, an impairment charge is recognized for the excess of the carrying value of the reporting unit over its fair value.

Intangible Assets, Net

Intangible assets are recorded at fair value as of the date of acquisition and amortized on a straight- line basis over their estimated useful lives.

Impairment of Intangible Assets

The Company reviews its definite-lived intangibles and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be fully recoverable. When such events occur, management determines whether there has been impairment by comparing the anticipated undiscounted future net cash flows to the carrying value of the asset or asset group.

Wag! Group Co.
Notes to Consolidated Financial Statements

If impairment exists, the assets are written down to its estimated fair value. No impairment of definite-lived intangible and long-lived assets was recorded for the years ended December 31, 2022 and 2021.

Software Development Costs

The Company incurs costs related to the development of its technology platform. The Company will begin to capitalize costs related to technology development when preliminary development efforts are successfully completed, management has authorized and committed project funding, it is probable that the project will be completed, and the technology will be used as intended. Such costs are amortized on a straight-line basis over the estimated useful life of the related asset, which is generally three years. Costs incurred prior to meeting these criteria, together with costs incurred for training and maintenance, are expensed. Costs incurred for significant enhancements that are expected to result in additional functionality are capitalized and expensed over the estimated useful life of the upgrades. Capitalized development costs are included in property and equipment, net, in the balance sheets, and amortization expense is included in depreciation and amortization in the statements of operations.

Stock-Based Compensation

The Company has an equity incentive plan under which it grants equity awards, including stock options. The Company determines compensation expense associated with stock options based on the estimated grant date fair value method using the Black-Scholes valuation model. The Black-Scholes model considers several variables and assumptions in estimating the fair value of stock-based awards. These variables include per share fair value of the underlying common stock at the measurement date, exercise price, expected term, risk-free interest rate, expected stock price volatility over the expected term, and expected annual dividend yield.

For all stock options granted, the Company calculates the expected term using the simplified method as it has limited historical exercise data to provide a reasonable basis upon which to otherwise estimate expected term, and the options have characteristics of "plain-vanilla" options. The risk-free interest rate is based on the yield available on U.S. Treasury zero-coupon issues similar in duration to the expected term of the stock-based award. Due to the limited trading history of the Company's common stock, the expected volatility assumption is generally based on volatilities of a peer group of similar companies whose share prices are publicly available. The Company will continue to apply this process until a sufficient amount of historical information regarding the volatility of its own common stock price becomes available. The Company utilizes a dividend yield of zero, as it has no history or plan of declaring dividends on its common stock.

The Company recognizes share-based compensation expense, equal to the grant date fair value of stock options on a straight-line basis over the requisite service period. The Company accounts for forfeitures as they occur rather than on an estimated basis. Stock-based compensation expense for the years ended December 31, 2022 and 2021 has been reduced for actual forfeitures.

In connection with the Business Combination, Legacy Wag! stockholders and certain members of management and employees of Legacy Wag! that held either a share of common stock, a Legacy Wag! option or a Legacy Wag! RSU Award (collectively "Eligible Company Equityholders") at the date of the Merger, have the contingent right to Earnout Shares as more fully described in Note 3 - Business Combinations. For Eligible Company Equityholders who were employees or members of management immediately prior to the completion of the Merger, the rights to the Earnout Shares fully vested on the Merger Date and represent a separate award from their existing share-based payment award. In addition, the rights of the Earnout awards are not dependent upon continued employment by the employee or management with the Company in order to receive the Earnout shares if the conditions of issuance are met in the future. The Company determined that the market condition will not affect the term over which the related compensation expense will be recorded because the employee is not required to be employed at the time the market condition is achieved in order to vest in the award. As such, all service conditions were met and, in accordance with ASC 718, Compensation - Stock Compensation ("ASC 718"), the company recorded a charge to stock compensation of $23.9 million on the Merger Date for the full fair value of the employee and management Earnout Shares awarded.

Effective with the Merger of August 9, 2022, the Company's 2014 Stock Plan terminated and the Company only issues RSUs on a go-forward basis under the 2022 Omnibus Incentive Plan ("Omnibus Incentive Plan"). As

Wag! Group Co.
Notes to Consolidated Financial Statements

of December 31, 2022, the Company has granted RSUs with service conditions. Service conditions that affect whether or not an award vests or becomes exercisable are not directly incorporated into the estimate of fair value at the grant date.

Income Taxes

The Company accounts for income taxes using an asset and liability approach, which requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the financial or tax returns. The measurement of the deferred items is based on enacted tax laws. In the event the future consequences of differences between financial reporting basis and the tax basis of assets and liabilities result in a deferred tax asset, the Company evaluates the probability of being able to realize the future benefits indicated by such asset. A valuation allowance related to a deferred tax asset is recorded when it is more likely than not that either some portion or the entire deferred tax asset will not be realized. The Company records a valuation allowance to reduce the deferred tax assets to the amount of future tax benefit that is more likely than not to be realized. We regularly review the deferred tax assets for recoverability based on historical taxable income or loss, projected future taxable income or loss, the expected timing of the reversals of existing temporary differences and tax planning strategies. Our judgment regarding future profitability may change due to many factors, including future market conditions and the ability to successfully execute the business plans and/or tax planning strategies. Should there be a change in the ability to recover deferred tax assets, our income tax provision would increase or decrease in the period in which the assessment is changed.

The Company recognizes a tax benefit from uncertain tax positions only if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authorities' administrative practices and precedents. The tax benefits recognized from such positions are measured based on the largest benefit that has a greater than 50% likelihood of being recognized upon settlement. The Company did not recognize any tax benefits from uncertain tax positions during the years ended December 31, 2022 and 2021.

Fair Value

The Company measures certain financial assets and liabilities at fair value based on the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. In accordance with *ASC 820*, Fair Value Measurement ("ASC 820"), the Company uses the fair value hierarchy, which prioritizes the inputs used to measure fair value.

Level 1 — Observable inputs such as quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than Level 1, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Unobservable inputs for which there are little or no market data and that are significant to the fair value of the assets or liabilities.

The carrying amounts of financial instruments, including cash equivalents, investments, accounts receivable, accounts payable, and accrued liabilities approximate their respective fair value due to their short period of maturities.

Concentration of Credit Risk

Cash, cash equivalents, investments, and amounts at payment processors are potentially subject to concentration of credit risk. Such balances are maintained at financial institutions that management determines to be of high-credit quality. Cash accounts at each institution are insured by the Federal Deposit Insurance Corporation ("FDIC") up to certain limits. At times, such deposits may be in excess of the FDIC insurance limit. The Company has not experienced any losses on its deposits.

Wag! Group Co.
Notes to Consolidated Financial Statements

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, *Revenue from Contracts with its Customers*. Through its Services offerings, the Company principally generates Service revenue from service fees charged to PCGs for use of the platform to discover pet service opportunities and to successfully complete a pet care service to a pet parent. The Company also generates revenue from subscription fees paid by Pet Parents for Wag! Premium, and fees paid by PCGs to join the platform. Additionally, through its Wellness offerings, the Company generates revenue through commission fees paid by third party service partners in the form of 'revenue-per-action' or conversion activity defined in our agreements with the third party service partner. For some of the Company's arrangements with third party service partners, the transaction price is considered variable, and an estimate of the transaction price is recorded when the action occurs. The estimated transaction price used in the variable consideration is based on historical data with the respective third-party service partner and the consideration is measured and settled monthly.

The Company enters into terms of service with PCGs and Pet Parents to use the platform ("Terms of Service Agreements"), as well as an Independent Contractor Agreement ("ICA") with PCGs (the ICA, together with the Terms of Service Agreements, the "Agreements"). The Agreements govern the fees the Company charges the PCGs for each transaction. Upon acceptance of a transaction, PCGs agree to perform the services that are requested by a pet parent. The acceptance of a transaction request combined with the Agreements establishes enforceable rights and obligations for each transaction. A contract exists between the Company and the PCGs after both the PCGs and pet parent accept a transaction request and the PCGs ability to cancel the transaction lapses. For Wag! Wellness revenue, the Company enters into agreements with third party service partners which define the action by a pet parent that results in the Company earning and receiving a commission fee from the third-party service partner.

Wag!'s service obligations are performed, and revenue is recognized for fees earned from PCGs related to the facilitation and completion of a pet service transaction between the pet parent and the PCG through the use of our platform. Revenue generated from the Company's Wag! Premium subscription is recognized on a ratable basis over the contractual period, which is generally one month to one year from the payment of the subscription fee depending on the type of subscription purchased by the pet parent. Unused subscription amounts are recorded as gift card and subscription liabilities on the consolidated balance sheet. Revenue related to the fees paid by the PCG to join the platform are recognized upon processing of the applications. Wag! Wellness revenue performance obligation is completed, and revenue is recognized when an end-user completes an action or conversion activity.

Principal vs. Agent Considerations

Judgment is required in determining whether the Company is the principal or agent in transactions with PCGs and Pet Parents. The Company evaluated the presentation of revenues on a gross or net basis based on whether the Company controls the service provided to the pet parent and is the principal (i.e., "gross"), or whether the Company arranges for other parties to provide the service to the pet parent and is an agent (i.e. "net"). This determination also impacts the presentation of incentives provided to both PCGs and Pet Parents, as well as discounts and promotions offered to Pet Parents to the extent they are not customers.

The Company's role in a transaction on the platform is to facilitate PCGs finding, applying, and completing a successful pet care service for a pet parent. The Company has concluded it is the agent in transactions with PCGs and Pet Parents because, among other factors, the Company's role is to facilitate pet service opportunities to PCGs and it is not responsible for nor controls the delivery of pet services provided by the PCGs to the Pet Parents.

Gift Cards

The Company sells gift cards that can be redeemed by Pet Parents through the platform. Proceeds from the sale of gift cards are deferred and recorded as contract liabilities in gift card and subscription liabilities on the balance sheets until Pet Parents use the card to place orders on our platform. When gift cards are redeemed, revenue is recognized on a net basis as the difference between the amounts collected from the purchaser less

Wag! Group Co.
Notes to Consolidated Financial Statements

amounts remitted to PCGs. Unused gift cards are recorded as gift card and subscription liabilities on the consolidated balance sheet.

Incentives

The Company offers discounts and promotions to encourage use of the Company's platform. These are offered in various forms of discounts and promotions and include:

Targeted pet parent discounts and promotions: These discounts and promotions are offered to a limited number of Pet Parents in a specific market to acquire, re-engage, or generally increase Pet Parents' use of the platform, and are akin to a coupon. The Company records the cost of these discounts and promotions as sales and marketing expenses at the time they are redeemed by the pet parent.

Market-wide promotions: These promotions are pricing actions in the form of discounts that reduce the price Pet Parents pay PCGs for services. These promotions result in a lower fee earned by the Company from the PCG. Accordingly, the Company records the cost of these promotions as a reduction of revenues at the time the PCG service is completed. Discounts on services offered through our subscription program are also recorded as a reduction of revenues.

Cost of Revenues (exclusive of depreciation and amortization)

Cost of revenues consists of costs directly related to revenue generating transactions, which primarily includes fees paid to payment processors for payment processing fees, hosting and platform-related infrastructure costs, third-party costs for background checks for Pet Caregivers, and other costs arising as a result of revenue transactions that take place on our platform, excluding depreciation and amortization.

Platform Operations and Support

Platform operations and support expenses include personnel-related compensation costs of technology and operations teams, and third-party operations support costs.

Sales and Marketing

Sales and marketing expenses include personnel-related compensation costs of the marketing team, advertising expenses, and pet parent incentives. Sales and marketing expenses are expensed as incurred. Advertising expenses were $6.9 million and $5.0 million during the years ended December 31, 2022 and 2021, respectively.

General and Administrative

General and administrative expenses include personnel-related compensation costs for corporate employees, such as management, accounting, and legal as well as insurance and other expenses used to operate the business.

Depreciation and Amortization

Depreciation and amortization expenses primarily consist of depreciation and amortization expenses associated with the Company's property and equipment. Amortization includes expenses associated with the Company's capitalized software and website development, as well as acquired intangible assets.

Earnings (Loss) Per Share

The Company computes net income (loss) per common stock following the two-class method required for multiple classes of common stock and participating securities. The Company considers the redeemable preferred stock to be participating securities. The two-class method requires income (loss) available to common stockholders for the period to be allocated between multiple classes of common stock and participating securities based upon their respective rights to receive dividends as if all income (loss) for the period had been

Wag! Group Co.
Notes to Consolidated Financial Statements

distributed. The holders of the Company's redeemable preferred stock would be entitled to dividends in preference to common stockholders, at specified rates, if declared. Such dividends are not cumulative. Any remaining earnings would be distributed among the holders of redeemable preferred stock and common stock pro rata. Holders of the Company's redeemable preferred stock are not contractually obligated to participate in the Company's losses. As such, the Company's net losses for the years ended December 31, 2022 and 2021 were not allocated to these participating securities.

Basic net income (loss) per share is computed by dividing the net income (loss) by the weighted-average number of shares of common stock outstanding during the period. The diluted net income (loss) per share is computed by giving effect to all potentially dilutive securities outstanding for the period. For periods in which the Company reports net losses, diluted net loss per common stock is the same as basic net loss per common stock, because all potentially dilutive securities are anti-dilutive.

Accounting for Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the instruments' specific terms and applicable authoritative guidance in ASC 480, Distinguishing Liabilities from Equity ("ASC 480") and ASC 815, Derivatives and Hedging ("ASC 815"). The assessment considers whether the instruments are free standing financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the instruments meet all of the requirements for equity classification under ASC 815, including whether the instruments are indexed to the Company's own common shares and whether the instrument holders could potentially require "net cash settlement" in a circumstance outside of the Company's control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent period end date while the instruments are outstanding. Management has concluded that the Public Warrants and Private Placement Warrants issued pursuant to the Business Combination qualify for equity accounting treatment. Additionally, the Company considers its warrants ("Lender Warrants") issued in conjunction with the Blue Torch Financing Arrangement (see Note 10 - Debt for additional detail) to be equity classified since they do not meet the liability classification criteria. For further detail on the Company's Warrants (Public, Private and Lender), refer to Note 11 - Stockholders' Deficit and Mezzanine Equity.

Forward Share Purchase Agreements

The Company accounted for the Forward Share Purchase Agreements ("FPAs") as a liability under ASC 480, Distinguishing Liabilities from Equity, because it embodied an obligation to repurchase the Company's shares by paying cash. Therefore, the option was classified as a current liability and is measured at fair value on the Company's Consolidated Balance Sheets. The unrealized gains and losses from changes in the fair value of the FPAs is reflected in the Consolidated Statements of Operations. This liability was subject to re-measurement at each balance sheet date until exercised, and any change in fair value was recognized in our Consolidated Statement of Operations. As of December 31, 2022, all options under these agreements expired or were exercised. For more information, refer to Note 5 - Fair Value Measurements and Note 3 - Business Combinations.

Concentration Risks and Uncertainties

Significant customers are those which represent more than 10% of the Company's total revenue or accounts receivable balance at each balance sheet date. During the year ended December 31, 2022, the Company had two customers that accounted for 10% or more of total revenue. These customers each represented $7 million to $8 million of total revenue for the year ended December 31, 2022, and in aggregate, accounted for 27% of the Company's total revenue for the year ended December 31, 2022. As of December 31, 2022, the Company had four customers that accounted for 10% or more of accounts receivable. In aggregate, these customers represented 65% of total accounts receivable as of December 31, 2022. During the year ended December 31, 2021, the Company did not have any customers that accounted for 10% or more of total revenue or accounts receivable. Based on the nature of third party partners, the Company does not anticipate any collectability issues with these receivables and closely monitors the outstanding receivables for payment within agreed upon time periods.

Wag! Group Co.
Notes to Consolidated Financial Statements

Reclassifications

Certain reclassifications have been made to prior year financial information to conform to the current year presentation. In particular, certain Money market funds have been reclassified out of Short-term investments available for sale and into Cash and cash equivalents on the Consolidated Balance Sheet, and Statement of Cash Flows.

Recent Accounting Pronouncements Adopted

The Company has applied the option given to public companies to adopt new or revised accounting guidance as an "emerging growth company" under the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act") either (1) within the same time periods as those otherwise applicable to public business entities, or (2) within the same time periods as private companies, including early adoption when permissible. When permissible, the Company has elected to adopt new or revised accounting guidance within the same time period as private companies, as indicated below.

On January 1, 2022, the Company adopted Accounting Standards Update ("ASU") No. 2016-02, *Leases (Topic 842)*. This standard requires lessees to recognize all leases with initial terms in excess of one year on their balance sheet as a right-of-use asset and a lease liability at the commencement date. The Company adopted the new leases standard utilizing the modified retrospective transition method, under which amounts in prior periods presented were not restated. For contracts existing at the time of adoption, the Company elected to not reassess (i) whether any are or contain leases, (ii) lease classification, and (iii) initial direct costs. The Company also elected the practical expedient to combine non-lease components and lease components for real estate leases. Upon adoption, the Company recorded $0.5 million of right-of-use assets and $0.5 million of lease liabilities on its consolidated balance sheet.

On January 1, 2022, the Company adopted ASU 2019-12, *Income Taxes* (*Topic 740*): Simplifying the Accounting for Income Taxes. This ASU removes certain exceptions to the general principles of *Topic 740* and provides clarification and simplification of existing guidance. The adoption of ASU 2019-12 did not have a material effect on the consolidated financial statements.

Accounting Standards Issued but Not Yet Adopted

Credit Losses

In June 2016, the FASB issued ASU No. 2016-13, (Topic 326), *Financial Instruments — Credit Losses: Measurement of Credit Losses on Financial Instruments* which amends the current accounting guidance and requires the use of the new forward-looking "expected loss" model, rather than the "incurred loss" model, which requires all expected losses to be determined based on historical experience, current conditions and reasonable and supportable forecasts. This guidance amends the accounting for credit losses for most financial assets and certain other instruments including trade and other receivables, held-to-maturity debt securities, loans, and other instruments.

In November 2019, the FASB issued ASU No. 2019-10 to postpone the effective date of ASU No. 2016-13 for public business entities eligible to be smaller reporting companies ("SRCs") as defined by the SEC. ASU No. 2016-13 is effective for SRCs for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company expects to adopt the standard using the modified retrospective transition method and does not expect the adoption to have an impact to the accumulated deficit on the consolidated balance sheets as of January 1, 2023.

Enactment of the Inflation Reduction Act of 2022

On August 16, 2022, the U.S. government enacted the Inflation Reduction Act ("IRA") which, among other changes, created a new corporate alternative minimum tax ("AMT") based on adjusted financial statement income and imposes a 1% excise tax on corporate stock repurchases. The effective date of these provisions is January 1, 2023. The enactment of the IRA did not have an impact on the Company's financial statements in

Wag! Group Co.
Notes to Consolidated Financial Statements

2022. The Company does not expect to be an applicable corporation subject to the AMT tax in 2023 based on its reported GAAP earnings for the past three years.

3. Business Combinations

Business Combination with CHW

As described in Note 1, the Merger with CHW was consummated on August 9, 2022 (the "Merger Date"). On the Merger Date, Wag Labs, Inc. ("*Legacy Wag!*"), CHW Acquisition Corporation, a Cayman Islands exempted company ("*CHW*"), and CHW Merger Sub Inc., a Delaware corporation and a direct, wholly owned subsidiary of CHW ("*Merger Sub*"), consummated the closing of the transactions contemplated by the Business Combination Agreement, dated February 2, 2022, by and among Legacy Wag!, CHW, and Merger Sub (the "*Business Combination Agreement*"), following the approval at an extraordinary general meeting of CHW's shareholders held on July 28, 2022 (the "*Special Meeting*").

Pursuant to the terms of the Business Combination Agreement, a business combination of Legacy Wag! and CHW was effected by the merger of Merger Sub with and into Legacy Wag!, with Legacy Wag! surviving the merger as a wholly owned subsidiary of CHW (the "*Merger*," and, together with the other transactions contemplated by the Business Combination Agreement, the "*Business Combination*"). In connection with the consummation of the Business Combination on the day prior to the Merger Date, CHW changed its name from CHW Acquisition Corporation to Wag! Group Co.

The Business Combination was accounted for as a reverse recapitalization in accordance with accounting principles generally accepted in the United States of America. Under this method of accounting, CHW was treated as the acquired company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination was treated as the equivalent of Wag! issuing shares for the net assets of CHW, accompanied by a recapitalization. The shares and net earnings (loss) per common share prior to the Merger have been retroactively restated as shares reflecting the exchange ratio established in the Merger (0.97 shares of the Company's common stock for each share of Legacy Wag! common stock). The net assets of CHW have been recognized at carrying value, with no goodwill or other intangible assets recorded. Wag! accounted for the acquisition of CHW based on the amount of net assets acquired upon consummation.

Wag! has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

- Wag!'s shareholders have a majority of the voting power of the Post-Combination Company;

- Wag! appointed the majority of the board of directors of the Post-Combination Company;

- Wag!'s existing management comprises the management of the Post-Combination Company;

- Wag! comprises the ongoing operations of the Post-Combination Company; and

- Wag! is the larger entity based on historical revenue and has the larger employee base.

In connection with the Special Meeting and the Business Combination, the holders of 9,593,970 shares of CHW's ordinary shares, par value $0.0001 per share, exercised their right to redeem their shares for cash at a redemption price of approximately $10.00 per share, for an aggregate redemption amount of $95,939,700. As a result, the Company received approximately $29.1 million, of which $23.9 million was placed in escrow (and classified as Restricted Cash) in accordance with the Forward Share Purchase Agreements (see section below entitled "Forward Purchase Agreements" for additional information). As of the date of the Merger, the Company also entered into a financing arrangement Blue Torch Finance, LLC and received net proceeds of $29.4 million from a Secured Note (see Note 10 - Debt for additional information). Additionally, the Company received $5 million from the PIPE and Backstop Investor as a result of the agreement entered into by CHW with the PIPE and Backstop Investor party on February 2, 2022 that closed immediately prior to the Merger.

Upon the consummation of the Merger, the following transactions occurred (the "*Conversion*"):

i. all outstanding shares of Legacy Wag!'s preferred stock, except for Legacy Wag! Series P Shares (as described in part (vi) below), were converted into shares of the Company's common stock, par value

Wag! Group Co.
Notes to Consolidated Financial Statements

$0.0001 per share, at the then-effective conversion rate as calculated pursuant to the Business Combination Agreement;

ii. the cancellation of each issued and outstanding share of Legacy Wag!'s common stock and the conversion into the right to receive a number of shares of the Company's common stock equal to the exchange ratio of 0.97 shares of the Company's common stock for each share of Legacy Wag! common stock;

iii. the conversion of 91,130 warrants issued and outstanding by Legacy Wag! in 2017 to two lenders (the "*Legacy Wag! Common Warrants*") into warrants exercisable for shares of the Company's common stock with the same terms except for the number of shares exercisable and the exercise price, each of which were adjusted using an exchange ratio of 0.97 for Legacy Wag! Common Warrants (further described in Note 11 - Stockholders' Deficit and Mezzanine Equity);

iv. the conversion of all outstanding vested and unvested options to purchase shares of Legacy Wag! common stock (the "*Legacy Wag! Options*") into options exercisable for shares of the Company's common stock with the same terms and conditions as were applicable to the Legacy Wag! Options immediately prior to the Conversion, except for the number of shares exercisable and the exercise price, each of which were adjusted using the exchange ratio of 0.97 for Legacy Wag! Options;

v. the conversion of the outstanding restricted stock unit award covering shares of Legacy Wag! common stock (each, a "*Legacy Wag! RSU Award*") into awards covering a number of shares of Wag! common stock (rounded down to the nearest whole number) with the same terms and conditions as were applicable to the Legacy Wag! RSU Awards immediately prior to the Conversion, except for the number of shares subject to the award, which was adjusted using the exchange ratio of 0.97 for Legacy Wag! RSU Awards;

vi. the conversion of 1,100,000 shares of Legacy Wag! Series P Shares into the Company's common stock on a one-for-one basis;

vii. the issuance and sale of 500,000 CHW ordinary shares for a purchase price of $10.00 per share and an aggregate purchase price of $5,000,000 immediately prior to or substantially concurrently with the Merger Date;

viii. immediately prior to the Effective Time, each CHW ordinary share (including any Sponsor Shares (as defined below) not forfeited) was converted into shares of the Company's common stock;

ix. the cancellation of 13,327 founder shares held by the Sponsor in accordance with the terms of the CHW Founders Stock Letter (as defined below) and the Business Combination Agreement;

x. the issuance of 300,000 Wag! Community Shares ("Community Shares") that the Company may distribute to members of the pet wellness and welfare community as identified by our officers and directors; and

xi. the cancellation of 20,000 founder shares held by Sponsor in connection with the Business Combination and in accordance with the CHW Founders Stock Letter and the Business Combination Agreement.

Forward Share Purchase Agreements

Simultaneously with the closing of the Business Combination, the Company deposited $24.7 million into an escrow account pursuant to four Forward Share Purchase Agreements ("FPAs") entered into by CHW on August 5, 2022. In accordance with the FPAs, on the date of the purchase by the Company of the Investor Shares (the "Put Date"), the participating investors may elect to sell and transfer to the Company, and the Company will purchase, in the aggregate, up to 2,393,378 shares of common stock of the Company, consisting of shares of common stock then held by the Investors and not sold and repurchased by the Investor since the Merger Date. In conjunction with the sale of the Investor Shares to the Company, each Investor shall notify the Company and the Escrow Agent in writing five business days prior to the Put Date whether or not such Investor is exercising its right to sell the Investor Shares that such Investor holds to the Company pursuant to the FPAs (each, a "Shares Sale Notice"). If a Shares Sale Notice is timely delivered by an Investor to the Company and the Escrow Agent, the Company will purchase from such Investor the Investor Shares held by such Investor on the Put Date. If the Investor sells any Investor Shares in the open market after the Merger Date and prior to Put

Wag! Group Co.
Notes to Consolidated Financial Statements

Date (such sale, the "Early Sale" and such shares, the "Early Sale Shares"), the Escrow Agent shall release from the Escrow Account to the Company an amount equal to $10.30 per Early Sale Share sold in such Early Sale.

The Company's purchase of the Investor Shares were made with funds from the escrow account attributed to the Investor Shares. In the event that an Investor sells any Investor Shares in an Early Sale, it shall provide notice to the Company and the Escrow Agent within three business days of such sale, and the Escrow Agent shall release from the escrow account for the Company's use without restriction an amount equal to the pro rata portion of the escrow attributed to the Investor Shares which the Investor has sold. In the event that the Investor chooses not to sell to the Company any Investor Shares that the Investor owns as of the three-month anniversary of the Merger Date, the Escrow Agent shall release all remaining funds from the escrow account for the Company's use without restriction. The Company accounts for the FPAs as a derivative liability, remeasured to fair value on a recurring basis, with changes in fair value recorded to earnings. For more information, see Note 5 - Fair Value Measurements.

On November 1, 2022, the Company entered into an amendment to a Forward Purchase Agreement (the "Amended Agreement") for 955 thousand shares. The Amended Agreement modified the date by which such holder could elect to have the Company repurchase its shares to November 23, 2022. No other terms were modified. Effective November 9, 2022, the holders of three FPAs elected to have the Company repurchase the 1.4 million shares covered by their FPAs for an aggregate repurchase price of $14.8 million. The remaining investor and holder of 955 thousand shares, did not elect to sell its shares to the Company as of the extension date per the Amended Agreement and, as such, the Escrow Agent released the corresponding funds from the escrow account for the Company's use without restriction in total of $9.8 million.

Financing Agreement

On the Merger Date, the Company entered into a financing agreement with Blue Torch Finance, LLC. See Note 10 - Debt for additional information.

Reverse Recapitalization

The following table reconciles the elements of the Business Combination, accounted for as a reverse recapitalization, to the Consolidated Statements of Cash Flows and the Consolidated Statements of Stockholders' Deficit for the year ended December 31, 2022 (in thousands):

	Reverse Recapitalization
Cash – CHW's trust (net of redemptions)	$ 28,330
Cash – PIPE and Backstop Investor	5,202
Payment of transaction costs and other related expenses	(12,488)
Payment of deferred transaction costs	(9,318)
Proceeds from merger with CHW, net of issuance costs as of the Merger Date	**$ 11,726**
Reversal of APIC impact recorded upon issuance of Forward Share Purchase Agreements ("FPAs") in August 2022	(23,203)
Cash received from FPA at Put Date	9,837
APIC impact of FPA at Put Date, net of cash received	4,229
Proceeds from merger with CHW, net of issuance costs as of December 31, 2022	**$ 2,589**

Wag! Group Co.
Notes to Consolidated Financial Statements

	Number of Shares
CHW public shares, prior to redemptions[1]	12,500,000
Less redemption of CHW shares	(9,593,970)
CHW public shares, net of redemptions	2,906,030
Sponsor Shares	3,117,500
PIPE and Backstop Shares	500,000
Business Combination and Financing Shares	**6,523,530**
Other share activity (Analyst Shares[2], Warrant Exercises)	122,434
Business Combination, Financing Shares and Other Related Shares	**6,645,964**
Legacy Wag! Shares[3]	31,100,000
Total shares of common stock immediately after Business Combination	**37,745,964**

[1] Includes 2,393,378 shares of common stock of the Company subject to the Forward Share Purchase Agreements.
[2] 50,000 shares were issued to Craig-Hallum Capital Group LLC at a price of $4.83 per share.
[3] The number of Legacy Wag! shares was determined from the shares of Legacy Wag! common and preferred stock outstanding immediately prior to the closing of the Business Combination of 30,863,283, which are presented net of the common and preferred stock redeemed, converted at the exchange ratio of approximately 0.97 shares of the Company's common stock for each share of Legacy Wag! common and preferred stock with the exception of 1,100,000 Legacy Wag! Series P Shares which converted into the Company's common stock on a one-for-one basis.

Earnout Compensation

In connection with the Business Combination, Legacy Wag! stockholders and certain members of management and employees of Legacy Wag! that held either a share of common stock, a Legacy Wag! option or a Legacy Wag! RSU Award (collectively "Eligible Company Equityholders") at the date of the Merger, have the contingent right to Earnout Shares. The aggregate number of Earnout Shares and Management Earnout Shares is 10,000,000, and 5,000,000, shares of Wag! common stock, respectively. The Earnout Shares will be issued following the Business Combination, only if certain Wag! share price conditions are met over a three-year period from the effective Merger Date. The Earnout Shares are subject to the occurrence of certain triggering events based on a three year period from the Merger Date as defined in the Business Combination Agreement as:

1. 5,000,000 shares are earned if the stock price of the Company is or exceeds $12.50 for 20 out of any 30 consecutive trading days ("Triggering Event I")

2. 5,000,000 shares earned if the stock price of the Company is or exceeds $15.00 for 20 out of any 30 consecutive trading days ("Triggering Event II"); and

3. 5,000,000 shares earned if the stock price of the Company is or exceeds $18.00 for 20 out of any 30 consecutive trading days ("Triggering Event III") (collectively, the "Triggering Events").

Additionally, if there is a change of control transaction, the agreed upon selling price of the Company on a per share basis, would be the fair value of the shares inclusive of the resulting triggered Earnout Shares upon consummation of the proposed transaction. The per share price in a change in control would be used to determine whether the Triggering Events have been met, and depending on the per share price, a certain number of shares will be issued.

The Earnout Shares and Management Earnout Shares are classified as equity transactions at initial issuance and at settlement when and if the triggering conditions are met. The Earnout shares are equity classified since they do not meet the liability classification criteria outlined in ASC 480, *Distinguishing Liabilities from Equity* and are both (i) indexed to the Company's own shares and (ii) meet the criteria for equity classification. Until the shares are issued upon a Triggering Event, the Earnout shares are not included in shares outstanding. As of the date of the Business Combination, the Earnout share awards had a total fair value of $23.9 million determined using a Monte Carlo fair value methodology in each of the $12.50, $15.00, and

Wag! Group Co.
Notes to Consolidated Financial Statements

$18.00 Earnout tranches multiplied by the number of Earnout Shares allocated to each individual pursuant to the calculation defined in the Business Combination Agreement. The following table provides the assumptions used to determine fair value:

	Stock Price (in whole dollars)	Dividend Yield	Volatility	Risk-Free Interest Rate	Expected Term (in years)
Earnout Shares	$ 8.28	— %	44.00 %	3.20 %	3

As a result of the issuance of Community Shares, stock compensation expense incurred in connection with the Earnout Shares, and fair value measurement of the FPAs the Company incurred $39.5 million in transaction related charges in 2022 within General and administrative, Sales and marketing and Platform operations and support, and Change in fair value of derivative liability on the Consolidated Statements of Operations. As a result of the expiration of the FPAs, an additional $8.7 million gain comprised of a $0.9 million gain upon settlement on November 9, 2022, and a $7.8 million gain recognized upon the extended settlement date of November 23, 2022 were recognized.

Acquisition of Compare Pet Insurance, Inc.

On August 3, 2021, the Company acquired Compare Pet Insurance, Inc. ("CPI") for $3.5 million in cash consideration, and $0.17 million in common stock consideration, consisting of a total of 639,000 shares of common stock. Of the cash consideration purchase price, $1.5 million was paid on the acquisition date and the remaining $2.0 million to be paid pro-rata quarterly over the next three years starting in the fourth quarter of 2021. The deferred purchase consideration, which was recorded at its fair value on the acquisition date, is presented in accrued expenses and other current liabilities, as well as other non-current liabilities on the consolidated balance sheet. As of December 31, 2022 and December 31, 2021, the amounts included in accrued expenses and other current liabilities, as well as other non-current liabilities on the consolidated balance sheet, were $1.4 million and $1.9 million, respectively. No working capital was acquired from CPI.

The purchase consideration allocation was as follows (in thousands):

	As of August 3, 2021
Intangible assets	$ 3,045
Goodwill	1,427
Deferred tax liabilities	(792)
Total purchase consideration	$ 3,680

The table below summarizes the fair value and the estimated useful lives of the acquired intangible assets (in thousands):

	Fair Value	Estimated Useful Life (years)
Developed technology	$ 648	4
Customer relationships and licenses	2,121	5-10
Trademarks	276	7
Total intangible assets	$ 3,045	

Goodwill recorded in connection with the acquisition is primarily attributed to the assembled workforce and anticipated operational synergies. The resulting goodwill is not deductible for tax purposes.

Wag! Group Co.
Notes to Consolidated Financial Statements

Acquisition of Furmacy, Inc.

On October 24, 2022, the Company closed on the acquisition of Furmacy, Inc. ("Furmacy"). The acquisition was an all stock transaction whereby consideration was satisfied through the issuance 90,000 shares of Wag! common stock which was valued at $283 thousand, based on the fair value of the securities on their date of issuance. The acquisition was not material. Furmacy empowers veterinary clinics with easy-to-use pharmacy software, giving them the ability to prescribe pet medication instantly and have it delivered to the Pet Parents' door the same-day, and usually in less than a few hours, from a local warehouse. For detail regarding the goodwill and intangible assets recognized as a result of the acquisition, refer to Note 6 - Goodwill and Intangible Assets of Notes to the Consolidated Financial Statements.

4. Revenue and Contract Liabilities

Revenue

The following table presents the Company's revenues disaggregated by offering (in thousands):

	Years Ended December 31,	
	2022	2021
Services revenue	$ 21,823	$ 14,951
Wellness revenue	33,042	5,131
Total revenues	**$ 54,865**	**$ 20,082**

Contract liabilities

The timing of services revenue recognition may differ from the timing of invoicing to or collections from customers. The Company's contract liabilities balance, which is included in gift card and subscription liabilities on the balance sheets is primarily comprised of unredeemed gift cards, prepayments received from consumers for Wag! Premium subscriptions, and certain consumer credits for which the revenue is recognized over time as they are used for services on our platform. The contract liabilities balance was $2.2 million and $1.9 million as of December 31, 2022 and December 31, 2021, respectively. Revenues recognized for the years ended December 31, 2022 and 2021 related to the Company's contract liabilities as of the beginning of the year was $0.3 million and $0.1 million, respectively.

6. Fair Value Measurements

The Company's financial assets that are measured at fair value on a recurring basis, by level within the fair value hierarchy, are as follows (in thousands):

	December 31, 2022			
	Level 1	Level 2	Level 3	Total
Cash equivalents				
Money market funds	$ 31,690	$ —	$ —	$ 31,690
Total financial assets	**$ 31,690**	**$ —**	**$ —**	**$ 31,690**

	December 31, 2021			
	Level 1	Level 2	Level 3	Total
Cash equivalents				
Money market funds	$ 837	$ —	$ —	$ 837
Short-term investments				
Corporate bonds	—	2,554	—	2,554
Total financial assets	**$ 837**	**$ 2,554**	**$ —**	**$ 3,391**

Wag! Group Co.
Notes to Consolidated Financial Statements

Unrealized gains and losses for the three and years ended December 31, 2022 and 2021 are immaterial.

Forward Share Purchase Agreements Liability

On November 9, 2022, the Company settled the derivative liability associated with the Forward Share Purchase Agreements ("FPAs") by repurchasing 1,438,378 shares of common stock at $10.30 on the settlement date. The fair value on the settlement date for the exercised FPAs was $10.9 million and was equal to the intrinsic value of the put option on the settlement date (November 9, 2022). The intrinsic value was calculated using an exercise price of $10.30 per share and stock price of $2.71 per share.

As described in Note 3 - Business Combinations, the Company entered into an Amended Agreement with one investor for 955,000 shares prior to the original settlement date. The investor did not elect to sell its shares to the Company as of the extension date and, the FPA expired unexercised, and the liability was effectively settled for no consideration. As such, the fair value of this FPA was $0 upon settlement, and the Company reversed the previously recorded liability balance as of the last measurement date and recognized a $7.8 million gain on fair value of derivative liability on the consolidated statement of operations in the fourth quarter.

As described above, the derivative liability was remeasured to its intrinsic value at the date the underlying shares were repurchased or settled unexercised. Based on the above, $5.0 million was recognized as a net loss within change in fair value of derivative liability on the consolidated statements of operations in 2022. The net loss is comprised of a $13.7 million loss recognized in the third quarter of 2022, a $0.9 million gain upon settlement on November 9, 2022, and a $7.8 million gain recognized upon the extended settlement date of November 23, 2022.

The liability for the FPAs was valued using a Black-Scholes Option Pricing formula, except upon settlement in which the fair value was used, which is considered to be a Level 3 fair value measurement. The fair value of the FPAs are based on the current stock price and a weighted average of historical volatilities from select benchmark companies. The following table presents the quantitative information regarding Level 3 fair value measurements of the Forward Purchase Agreements as of the following dates:

	September 30, 2022	August 9, 2022
Exercise price	$ 10.30	$ 10.30
Stock price	$ 2.05	$ 8.28
Volatility	42.0 %	70.0 %
Term (in years)	0.25	0.25
Risk-free rate	2.9 %	2.7 %
Dividend Yield	— %	— %

6. Goodwill and Intangible Assets

Goodwill

The following table summarizes the changes in the carrying amount of goodwill for the years ended December 31, 2022 and December 31, 2021, respectively (in thousands):

Balance December 31, 2020	$ —
CPI Acquisition	1,427
Balance December 31, 2021	$ 1,427
Furmacy Acquisition [1]	24
Balance December 31, 2022	$ 1,451

[1] On October 24, 2022, the Company acquired Furmacy Inc. ("Furmacy") for strategic opportunities related to expansion opportunities into the overall Pet Industry via the vet care and product sales channel. At December 31, 2022, goodwill related to the acquisition of Furmacy was $24 thousand. See Note 3 - Business Combinations for additional detail.

Wag! Group Co.
Notes to Consolidated Financial Statements

Intangible Assets

The gross book value and accumulated amortization of intangible assets were as follows (in thousands):

	December 31, 2022			December 31, 2021		
	Gross Book Value	Accumulated Amortization	Net Book Value	Gross Book Value	Accumulated Amortization	Net Book Value
Developed technology	783	(226)	557	608	(65)	543
Customer relationships and licenses	2,166	(422)	1,744	2,170	(125)	2,045
Trademarks	291	(56)	235	276	(16)	260
Pharmacy board licenses	5	—	5	—	—	—
Total Finite Life Intangibles	3,245	(704)	2,541	3,054	(206)	2,848
Total Indefinite Life Intangible Assets	$ 49		$ 49	$ 40		$ 40

Included in intangible assets is $49 thousand of indefinite-lived intangible assets, which are not subject to amortization. The weighted average amortization period remaining as of December 31, 2022 for each class of intangible assets were as follows (in years):

Developed technology	3 - 4 years
Strategic customer relationships and licenses	5 - 9 years
Trademarks	2 - 6 years
Pharmacy board licenses	1 year

Amortization expense related to acquired intangible assets for the year ended December 31, 2022 was $0.5 million. The Company did not recognize any intangible asset impairment losses during the year ended December 31, 2022.

Based on the amounts recorded at December 31, 2022 the Company estimates intangible asset amortization expense in each of the years ending December 31 as follows (in thousands):

2023	$ 553
2024	548
2025	474
2026	376
2027	249
Thereafter	341
Total	$ 2,541

Wag! Group Co.
Notes to Consolidated Financial Statements

7. **Property and Equipment, Net**

Property and equipment, net, consists of the following (in thousands):

	As of December 31,			
	2022		**2021**	
Equipment	$	200	$	136
Capitalized software		460		460
Total property and equipment		**660**		**596**
Less: accumulated depreciation and amortization		572		506
Property and equipment, net	$	**88**	$	**90**

Depreciation and amortization expenses were $571 thousand and $388 thousand in 2022 and 2021, respectively.

8. **Leases**

Operating Leases

The Company leases its facilities under non-cancelable lease agreements which expire between 2022 and 2026. Certain of these arrangements have free rent, escalating rent payment provisions, lease renewal options, and tenant allowances. Rent expense is recognized on a straight-line basis over the noncancellable lease term.

In April 2019, the Company entered into a non-cancellable agreement to lease office space in Mountain View, California. The lease is a two-year operating lease, which includes scheduled rent escalations during the lease term. The Company had an option to extend the lease through 2025, although the Company did not exercise the option and the lease expired in the third quarter of 2022.

In February 2020, the Company entered into a non-cancellable sublease agreement for its Mountain View office space. The sublease agreement commenced on April 1, 2020. Under the term of the sublease agreement, the Company received $2.0 million in base lease payments plus reimbursement of certain operating expenses over the term of the sublease, which ended in July 2022. During the years ended December 31, 2022 and 2021, the Company recognized $0.5 million and $0.9 million, respectively, of sublease income under this agreement.

In February 2020, the Company entered into a non-cancellable agreement to lease additional office space in Mountain View, California for a one-year period. There was no option to extend the lease.

In November 2021, the Company entered into a non-cancellable agreement to lease office space in Phoenix, Arizona for a 21-month period. The lease contains an escalation clause and free rent. The monthly base rent will be $10.4 thousand for months two through thirteen and will increase by approximately 1.9% over the initial term. There is no option to extend the lease.

The Company's corporate headquarters are located in San Francisco, California, pursuant to an operating lease that was to expire in August 2023. On October 28, 2022, the lease agreement was amended to extend for a period of 30 months through February 28, 2026. The monthly base rent will be $20.4 thousand for the first year and will increase by 3.0% per year over the initial term.

As a result of the Furmacy acquisition on October 24, 2022, the Company assumed two real-estate operating leases for their headquarter location in El Dorado Hills, California. The leases are separate and distinct for office space and warehouse use. The remaining lease term as of the acquisition date was 13 months for each lease. The Company measured the lease liabilities at the present value of the remaining lease payments, as if each acquired lease was a new lease of the Company at the acquisition date. There is no option to extend the leases further.

Wag! Group Co.
Notes to Consolidated Financial Statements

Non-cash activities involving Right of Use ("ROU") assets, including the impact of adopting the new lease standard on January 1, 2022, were $0.5 million in assets and $0.5 million in liabilities. Operating lease expense under ASC 842 for leased facilities was $0.4 million, net of sublease income of $0.5 million, and variable lease costs were $0.1 million for the year ended December 31, 2022. Rent expense for operating leases, as previously reported under former lease accounting standards, net of sublease income, was $2.6 million for the year ended December 31, 2021.

As of December 31, 2022, the future minimum lease payments required under operating leases were as follows (in thousands):

2023	288
2024	248
2025	255
2026	43
Total minimum lease payments	$ 834

The weighted average remaining lease term and the weighted average discount rate of the Company's operating leases is 2.3 years and 8.6% at December 31, 2022. The discount rates are generally based on estimates of the Company's incremental borrowing rate, as the discount rates implicit in the Company's leases cannot be readily determined.

9. **Commitments and Contingencies**

Legal and other contingencies

From time to time, the Company is party to litigation and subject to claims, including non- income tax audits, in the ordinary course of business. The Company follows a thorough process to estimate the reasonably possible loss or range of loss, and only if the Company is unable to make such an estimate does the Company conclude and disclose that an estimate cannot be made. Accordingly, unless otherwise indicated below, a reasonably possible loss or range of loss associated with any individual contingency cannot be estimated. The Company accrues an estimate for the probable loss or a range of loss when management believes information available to it indicates that the amount of loss can be reasonably estimated. The Company adjusts its estimated accruals to reflect the impact of negotiations, settlements, rulings, advice of legal counsel, and other information and events pertaining to a particular case. Legal costs are expensed as incurred. Although the results of litigation and claims cannot be predicted with certainty, management concluded that there was not a reasonable probability that it would incur a reasonably estimable material loss related to such loss contingencies.

Given the inherent uncertainties of litigation, the ultimate outcome of ongoing matters cannot be predicted with certainty. Litigation is inherently unpredictable, but the Company believes it has valid defenses with respect to the legal matters pending against it. Nevertheless, the consolidated financial statements could be materially adversely affected in a particular period by the resolution of one or more of these contingencies. Regardless of the outcome, litigation can have an adverse impact on the Company because of judgment, defense, and settlement costs, diversion of management resources, and other factors. Liabilities established to provide for contingencies are adjusted as further information develops, circumstances changes, or contingencies are resolved; such changes are recorded in the accompanying statements of operations during the period of the change and reflected in accrued and other current liabilities on the accompanying consolidated balance sheets.

The Company has been and continues to be involved in numerous legal proceedings related to Pet Caregiver classification. In California, Assembly Bill No. 5 (AB-5) implemented a presumption that workers are employees. However, AB-2257 exempts agencies providing referrals for certain animal services, including dog walking, from AB-5. The Company believes that it falls within this exemption. Nevertheless, the interpretation or enforcement of the exemption could change.

In August 2018, the New York State Department of Labor ("DOL") issued an Investigation Report assessing the Company with approximately $250,000 in unemployment insurance contributions for our independent contractors. In May 2021, the Unemployment Insurance Appeal Board affirmed its decision sustaining the

Wag! Group Co.
Notes to Consolidated Financial Statements

Department's assessment. Interest continues to accrue on this assessment. As of December 31, 2022, the Company's liability related to this matter is $248 thousand.

In November 2019, California issued an assessment alleging various violations and penalties related to alleged misclassification of pet caregivers who use the Company's platform as independent contractors. The Company has challenged both the legal basis and the amount of the assessment, of $1.7 million in unemployment insurance contributions for our independent contractors. In April 2022, the California Employment Development Department ("CA EED") initiated a routine employment tax audit of the Company. We are engaged in ongoing discussions with the CA EDD, including providing additional data that has been requested, in order to determine what, if any, additional assessments are warranted. CA EDD alleges the Company owes approximately $1.3 million in unemployment insurance contributions for our independent contractors. In response we submitted a Petition for Reassessment and intend to defend ourselves vigorously in this pending matter. The Company believes given the inherent uncertainties of litigation, the outcome of this matter is not considered probable nor estimable and, therefore, the Company has not recorded a reserve.

The Company is subject to audits by taxing authorities and other forms of investigation, audit, or inquiry conducted by federal, state, or local governmental agencies. Due to the inherent uncertainties in the final outcome of such matters, the Company can give no assurance that it will prevail in such matters, which could have an adverse effect on the Company's business. In addition, the Company may be subject to greater risk of legal claims or regulatory actions as it increases and continues its operations in jurisdictions where the laws and regulations governing online marketplaces or the employment classification of service providers who use online marketplaces are uncertain or unfavorable. As of December 31, 2022 and 2021, management did not believe that the outcome of pending matters would have a material adverse effect on the Company's financial position, results of operations, or cash flows.

10. Debt

PPP Loan

In August 2020, the Company received loan proceeds of $5.1 million from a financial institution pursuant to the Paycheck Protection Program (the "PPP Loan") as administered by the U.S. Small Business Administration (the "SBA") under the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act"). The application for these funds required the Company to, in good faith, certify that the current economic uncertainty made the loan request necessary to support the ongoing operations of the Company. This certification further required the Company to take into account its then current business activity and its ability to access other sources of liquidity sufficient to support ongoing operations in a manner that is not significantly detrimental to the business. The receipt of these funds, and the forgiveness of the loan attendant to these funds, was dependent on the Company having initially qualified for the loan and qualifying for the forgiveness of such loan based on its adherence to the forgiveness criteria.

In August 2021, the Company applied for forgiveness of $3.5 million of the PPP Loan, and in September 2021, the SBA approved the Company's loan forgiveness application in the amount of $3.5 million. The term of the PPP Loan is five years with a maturity date of August 2025 and contains a fixed annual interest rate of 1.00% Principal and interest payments began in November 2021. As of December 31, 2022, the outstanding principal balance was $1.2 million.

Blue Torch Financing and Warrant Agreement

On August 9, 2022, the Legacy Wag! entered into a financing agreement and warrant agreement with Blue Torch Finance, LLC (together with its affiliated funds and any other parties providing a commitment thereunder, including any additional lenders, agents, arrangers or other parties joined thereto after the date thereof, collectively, the "Debt Financing Sources"), pursuant to which, among other things, the Debt Financing Sources agreed to extend an approximately $32.17 million senior secured term loan credit facility (the "Credit Facility"). Legacy Wag! is the primary borrower under the Credit Facility, the Company is a parent guarantor and

Wag! Group Co.
Notes to Consolidated Financial Statements

substantially all of the Company's existing and future subsidiaries are subsidiary guarantors. The Credit Facility is secured by a first priority security interest in substantially all assets of the Company and the guarantors.

The Credit Facility bears interest at a floating rate of interest equal to, at Legacy Wag's option, Secured Overnight Financing Rate ("SOFR") plus 10.00% per annum or the reference rate plus 9.00% per annum, with the reference rate defined as the greatest of:

- 2.00% per annum;

- the federal funds effective rate plus 0.50% per annum;

- one-month SOFR plus 1.00% per annum; and

- the prime rate announced by the Wall Street Journal from time to time.

SOFR will be subject to a floor of 1.00% per annum, and the reference rate will be subject to a floor of 2.00% per annum. Interest will be payable in arrears at the end of each SOFR interest period (but at least every three months) for SOFR borrowings and quarterly in arrears for reference rate borrowings.

The Credit Facility matures in three years after the Closing Date, and will be subject to quarterly amortization payments of principal, in an aggregate amount equal to 2.00% of the principal amount of the Credit Facility in the first year after closing, 3.00% of the principal amount of the Credit Facility in the second year after closing and 5.00% of the principal amount of the Credit Facility in the third year after closing. The remaining outstanding principal balance of the Credit Facility will be due and payable in full on the maturity date. In addition to scheduled amortization payments, the Credit Facility contains customary mandatory prepayment provisions that require principal prepayments of the Credit Facility upon certain triggering events, including receipt of asset sale proceeds outside of the ordinary course of business, receipt of certain insurance proceeds and receipt of proceeds of non-permitted debt. The Credit Facility may also be voluntarily prepaid at any time, subject to the payment of a prepayment premium. The prepayment premium is payable for voluntary payments and certain mandatory prepayments, and is equal to an interest make-whole payment plus 3.00% of the principal amount of such prepayment in the first year after closing, 2.00% of the principal amount of such prepayment in the second year after closing, and 0% thereafter. No interest make-whole payment is due after the first year.

The Credit Facility contains customary representations and warranties, affirmative covenants, financial reporting requirements, negative covenants and events of default. The negative covenants included in the Financing Agreement impose restrictions on the ability of Legacy Wag, the guarantors and their subsidiaries to incur indebtedness, grant liens, make investments, make acquisitions, declare and pay restricted payments, prepay junior or subordinated debt, sell assets and enter into transactions with affiliates, in each case, subject to certain customary exceptions.

Legacy Wag's obligations under the Blue Torch Financing Agreement are guaranteed by certain of its subsidiaries meeting materiality thresholds set forth in the Blue Torch Financing Agreement (the "Financing Agreement"). Such obligations, including the guarantees, are secured by substantially all of the personal property of the Company and its subsidiary guarantors, including pursuant to a Security Agreement entered into on August 9, 2022. The Blue Torch Financing Agreement establishes the following financial covenants: (i) Legacy Wag's trailing annual aggregate revenue shall exceed certain thresholds as of the end of each monthly computation period as defined therein; and (ii) Liquidity shall not be less than $5 million at any time. Legacy Wag! was in compliance with all covenants as of December 31, 2022. The facility was fully drawn upon as of December 31, 2022. The Company has incurred $0.6 million in interest expense as of December 31, 2022 at an annual interest rate of 12.95%. As of December 31, 2022, the outstanding principal balance was $26.2 million, net of discount of $7.0 million.

On the closing of the Credit Facility, Legacy Wag! also entered into the Lender Warrant Agreement with Vstock Transfer, LLC as warrant agent, pursuant to which affiliates of Blue Torch Capital LP ("Blue Torch") received 1,896,177 warrants to acquire common stock of the Company, par value $0.0001 per share ("Common Stock"), for $11.50 per whole share (such warrants, the "Lender Warrants"). The Lender Warrants were issued pursuant to the SPAC Warrant Agreement (as defined in the Business Combination Agreement) and are subject to the terms and conditions thereof, as modified (whether reflected in the terms of the Lender Warrants issued on the Merger Date, or in an amendment to or exchange for the Lender Warrants consummated after the

Wag! Group Co.
Notes to Consolidated Financial Statements

Merger Date) to provide that (i) the exercise period of the Lender Warrants will terminate on the earliest to occur of (x) the date that is ten years after completion of the Business Combination, (y) liquidation of the Company, and (z) redemption of the Lender Warrants as provided in the SPAC Warrant Agreement (the "Lender Warrant Expiration Date"), (ii) Blue Torch has the ability to net exercise the Lender Warrants (based on the fair value of the stock at the time of net exercise, fair value being equal to the public trading price at the time of exercise) on a cashless basis, (iii) Blue Torch received the benefit of certain customary representations and warranties from the Company, and (iv) the Lender Warrants are not required to be registered under the Securities Act.

We classify the Lender Warrants as equity on our consolidated balance sheet as of December 31, 2022. As the Warrants are classified as equity instruments, the Company will not remeasure the Warrants each accounting period. The Company estimated the fair value of warrants exercisable for common stock using the Black-Scholes option valuation model. The Black-Scholes option valuation model inputs are based on the estimated fair value of the underlying common stock at the valuation measurement date, the remaining contractual term of the warrant, the risk-free interest rates, the expected dividends, and the expected volatility of the price of the Company's underlying stock. These estimates, especially the expected volatility, are highly judgmental and could differ materially in the future.

	Carry Value as of December 31, 2022 (in thousands)	Exercise Price (in whole dollars)	Dividend Yield	Volatility	Risk-Free Interest Rate	Expected Term (in years)
Lender Warrants	$ 6,104	$ 11.50	— %	33.00 %	2.97 %	10

As the Lender Warrants are not liability classified instruments, the proceeds were allocated based on the relative fair values of the financial instruments issued as a whole.

Future minimum payments of the principal on the Company's outstanding obligations as of December 31, 2022 were as follows (in thousands):

	Amounts
2023	$ 1,264
2024	1,751
2025	30,227
Total principal amount	$ 33,242

Letters of Credit

As of December 31, 2022 and 2021, the Company had letters of credit outstanding of $0 and $0.8 million included in other assets on the Company's consolidated balance sheet, respectively. The Company no longer has letters of credit in place as of December 31, 2022.

11. Stockholders' Equity (Deficit) and Mezzanine Equity

Accumulated Other Comprehensive Income (Loss)

Changes to accumulated other comprehensive income (loss) for the year ended December 31, 2022 and 2021 were immaterial.

Preferred Stock

On January 28, 2022, The Company issued 1.1 million convertible preferred shares ("Series P") in exchange for $11 million of cash. Series P was issued on substantially similar terms to the Company's other convertible preferred share issuances, except for the Series P convertible share agreement contained an adjustment provision that provided for additional shares to be issued based on a formula if the proposed Merger

Wag! Group Co.
Notes to Consolidated Financial Statements

was not completed, as defined the Company's Amended and Restated Certificate of Incorporation. Upon consummation of the Merger, the Series P Shares converted into the Company's common stock on a one-for-one basis.

In connection with the Merger, all redeemable convertible preferred stock had been converted to common stock of the Company. As such, all outstanding shares of Legacy Wag!'s preferred stock, except for Legacy Wag! Series P Shares (as described above), were converted into shares of the Company's common stock, par value $0.0001 per share, at the then-effective conversion rate of approximately 0.97.

The Company had outstanding redeemable preferred stock as follows. The amounts in the table below have been adjusted to reflect the exchange ratio (approximately 0.97 shares of the Company's common stock for each share of Legacy Wag! common stock) established in the Merger:

Series	December 31, 2021			
	Shares Designated	Shares Issued and Outstanding	Carrying Amount	Liquidation Preference
Seed	4,502,881	4,376,930	$ 19,382	$ 3,117
A	6,072,815	5,902,952	25,969	9,500
B	6,694,033	6,506,793	32,057	15,000
C	7,275,657	7,072,149	32,857	39,800
Total	24,545,386	23,858,824	$ 110,265	$ 67,417

Pursuant to the Company's certificate of incorporation, the Company is authorized to issue 1,000,000 shares of preferred stock having a par value of $0.0001 per share. The Company's board of directors has the authority to issue preferred stock and to determine the rights, preferences, privileges, and restrictions, including voting rights, of those shares. As of December 31, 2022, no shares of preferred stock were issued and outstanding.

Common Stock

As December 31, 2022 and December 31, 2021, the Company had authorized 110,000,000 and 43,763,126 shares of common stock ("common stock") at a par value of $0.0001 per share, respectively. As of December 31, 2022 and December 31, 2021, 36,849,076 and 6,121,253 shares of the Company's common stock were issued and outstanding, respectively. For periods prior to the Merger, the reported share and per share amounts have been retroactively converted by the applicable exchange ratio of approximately 0.97 with the exception of the authorized shares and shares reserved for issuance.

Stock Compensation Plans

2014 Stock Option Plan

Under the Company's 2014 Stock Option Plan (the "2014 Plan"), options were granted at fair value, and generally vest over four years and expire in ten years. The 2014 Plan provided for the grant of incentive stock options ("ISOs"), nonqualified stock options ("NSOs"), and other stock awards, or collectively, "stock awards". The 2014 Plan allowed ISOs to be granted only to Legacy Wag!'s employees and the employees of Legacy Wag!'s parents or affiliates. The 2014 Plan allowed all other awards to be granted to Legacy Wag!'s employees, non-employee directors and consultants and the employees and consultants of Legacy Wag!'s parent or affiliates. The Company has granted stock options and restricted stock units ("RSUs") under the 2014 Plan. In connection with the consummation of the Merger and following the Acquisition Closing, each option converted into an option to purchase shares of Wag! common stock. As of the Acquisition Closing, the Company no longer grants options under the 2014 Plan.

Wag! Group Co.
Notes to Consolidated Financial Statements

Omnibus Incentive Plan

The Wag! Group Co. 2022 Omnibus Incentive Plan (the "Omnibus Incentive Plan") was adopted by the stockholders in connection with the Merger and became effective upon the Acquisition Closing. The Omnibus Incentive Plan replaced the 2014 Plan which expired as to future grants as of the effective date of the Merger. The maximum aggregate number of shares (subject to adjustment) of our common stock reserved for issuance under the Omnibus Incentive Plan is 6,378,729. Additionally, the number of shares of Wag! common stock reserved for issuance under the Omnibus Incentive Plan will automatically increase on January 1st of each year, beginning on January 1, 2023 and continuing through and including January 1, 2032, in an amount equal to (i) a maximum of 10% of Wag! common stock outstanding as of each December 31st of the preceding calendar year or (ii) a lesser amount as determined by the Board. The 2022 Plan allows for the issuance of ISOs, NSOs, restricted stock awards, stock appreciation rights, restricted stock units ("RSUs"), and performance awards. The Board of Directors determines the period over which options become exercisable and options generally vest over a three or four-year period. The Company has not granted any stock options under this plan as of December 31, 2022. The Company granted 4.1 million RSUs under this plan as of December 31, 2022.

Employee Stock Purchase Plan

The Company sponsors the Wag! Group Co. Employee Stock Purchase Plan (the "ESPP") which was adopted by the stockholders in connection with the Merger and became effective upon the Acquisition Closing. Under this plan, eligible employees have the opportunity to purchase shares of common stock at a discount through accumulated contributions of their earned compensation. The ESPP's initial share reserve is 6,378,729 shares of common stock. Although effective, offering periods will not commence under the ESPP until determined by the Board or the compensation committee.

The ESPP provides a significant incentive by allowing employees to purchase shares of common stock at a discount. Accordingly, the plan is a non-compensatory plan. As of December 31, 2021, there were 6,378,729 shares available for future issuance as the plan has yet to commence.

A summary of the Company's option activity under the 2014 Plan is as follows:

	Number of Options	Weighted-average exercise price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in millions)
Outstanding, December 31, 2021	7,368,461	$ 0.39		
Granted	—	—		
Exercised	(118,514)	0.11		
Cancelled/forfeited	(55,880)	0.91		
Outstanding, December 31, 2022	7,194,067	$ 0.40	7.2	$ 19.3

The weighted-average grant date fair value of options granted during the year ended December 31, 2021 was $0.03 per option. The estimated grant date fair values of employee stock-based options were calculated using the Black-Scholes valuation model, based on the following assumptions. Since the Company does not a history of paying dividends, the expected dividend yield is 0%.The Company did not grant any options in 2022.

	2022	2021
Expected term	*N/A*	*5.20 – 9.97 years*
Volatility (%)	*N/A*	*57.9% – 59.5%*
Risk-free interest rate (%)	*N/A*	*0.7% – 1.6%*

As of December 31, 2022, the aggregate stock compensation expense remaining to be amortized was $59.4 thousand related to stock options. The Company expects this compensation balance to be recognized

Wag! Group Co.
Notes to Consolidated Financial Statements

over a weighted average of 1.44 years. The Company does not currently expect to continue to issue stock option awards to its employees in future periods.

Includes the impact of $23.9 million of stock-based compensation charges recorded to additional-paid in capital related to Earnout Shares of New Wag! Common Stock in the third quarter of 2022. Since the Earnout awards are issued to the Eligible Company Equityholders and management as of the date of the merger without any requirement of future service obligations, the Company recorded a stock-based compensation entry reflected in the consolidated balance sheets as well as the income statement of the entire Earnout award fair value.

Restricted Stock

The Company accounts for restricted stock issued to employees at fair value, based on the market price of stock on the date of grant. The Company recognizes the expense on straight-line basis over the requisite service period and recognizes forfeitures as they occur. The fair value of restricted stock units awarded are measured at the grant date. Almost all restricted stock was issued to founders or employees of the Company.

A summary of restricted stock activity for the years ended December 31, 2022 is as follows:

	Restricted Stock (Unvested)	
	Number of Shares	Weighted Average Grant Date Fair Value ($ per share)
Unvested at December 31, 2021	169,283	$ 0.22
Grants	4,091,394	2.50
Vested	(52,902)	0.22
Forfeited	(13,000)	2.50
Unvested at December 31, 2022	4,194,775	$ 2.44

As of the years ended December 31, 2022 and 2021 there was $9.8 million and $14.0 thousand of unrecognized expense related to unvested restricted stock. The Company expects this compensation balance to be recognized over a weighted average of 2.69 years.

The following table summarizes the total stock-based compensation expense by function for the year ended December 31, 2022 and 2021 (in thousands).

	2022	2021
Operations and support	$ 2,991	$ 36
Sales and marketing	2,138	11
General and administrative	19,363	175
Total	$ 24,492	$ 222

Common Stock Warrants

Legacy Wag! Common Warrants

Prior to January 2019, the Company granted 91,310 warrants to purchase common stock. The weighted average exercise price for the warrants were $1.54, and the term of the warrants were 10 years. The warrants were valued on the date of grant using the Black-Scholes Merton option pricing model. Upon consummation of the Merger, these warrants were unexercised at the date of the Merger and, as a result, were adjusted using an

Wag! Group Co.
Notes to Consolidated Financial Statements

exchange ratio of 0.97 for Legacy Wag! Common Warrants. Subsequent to the Business Combination, the two Legacy Wag! holders net exercised their warrants on a cashless basis for 72,434 shares.

A summary of Legacy Wag! common stock warrants outstanding as of December 31, 2022 and December 31, 2021 is as follows:

	Number of Shares*	Weighted Average Exercise Price ($ per share)	Aggregate Intrinsic Value
Outstanding at December 31, 2022	—	$ —	—
Outstanding at December 31, 2021	88,756	$ 1.59	—

The shares of the Company's warrants have been retroactively adjusted as shares reflecting the exchange ratio.

CHW Public and Private Placement Warrants

Prior to the Merger, CHW issued 12,500,000 of Public Warrants and 4,238,636 of Private Warrants together the Warrants, (the "Warrants"), respectively, in connection with its initial public offering to CHW Acquisition Sponsor, LLC, the sponsor of CHW. After consummation of the Merger on August 9, 2022, the 4,238,636 Private Warrants held by the Sponsor were exchanged for 3,895,564 warrants to purchase shares of common stock of the Company issuable upon the exercise of Private Placement Warrants. Additionally, 12,500,000 shares of common stock that are issuable upon the exercise of Public Warrants remained outstanding. Each whole warrant entitles the registered holder to purchase one share of common stock at a price of $11.50 per share, subject to adjustment, at any time commencing on September 8, 2022, which was the later of 30 days after the completion of the Business Combination or 12 months from CHW's IPO closing date. The Warrants will expire on the fifth anniversary of the Business Combination, or earlier upon redemption or liquidation.

The Warrants issued pursuant to the CHW's IPO qualify for equity accounting treatment. The Warrants were not subject to revaluation at the Merger Date, and as such, the original valuation performed by CHW in connection with its IPO in September 2021 still apply. The following table provides quantitative information regarding fair value measurements at issuance on September 1, 2021:

Share Price (in whole dollars)	Exercise Price (in whole dollars)	Dividend Yield	Volatility	Risk-Free Interest Rate	Expected Term (in years)
$ 10.00	$ 11.50	— %	22.00 %	1.31 %	5

The fair value as of September 1, 2021 was $1.32 per share. As of December 31, 2022, the Company has 12,500,000 of Public Warrants and 3,895,564 of Private Warrants outstanding respectively.

The Company may call the Warrants for redemption:

- in whole or in part;

- at a price of $0.01 per warrant;

- upon a minimum of 20 days' prior written notice of redemption; and

- if, and only if, the reported last sale price of the Public Shares equals or exceeds $16.50 per share (as adjusted for share subdivisions, share consolidations, share capitalizations, rights issuances, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date the Company sends the notice of redemption to the warrant holders.

If the Company calls the Warrants for redemption, management will have the option to require all holders that wish to exercise the public warrants to do so on a "cashless basis," as described in the warrant agreement.

Wag! Group Co.
Notes to Consolidated Financial Statements

The exercise price and number of shares of common stock issuable upon exercise of the Warrants may be adjusted in certain circumstances including in the event of a share dividend, recapitalization, reorganization, merger or consolidation. However, the Warrants will not be adjusted for issuance of common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants.

12. Income Taxes

The Company's provision for income taxes for the years ended December 31, 2022 and 2021 was an expense of $13 thousand and benefit of $793 thousand, respectively. The provision for income taxes consisted of $19.8 thousand in deferred U.S. federal income tax and $1.5 thousand in deferred state income tax for the year ended December 31, 2022. The Company files federal and state income tax returns with varying statutes of limitations. The tax years from 2015 to 2022 remain open to examination. As of December 31, 2022, no examination is in progress in federal or state jurisdictions.

The reconciliation of the statutory federal income tax rate to the Company's effective tax rate was as follows:

	Year Ended December 31,	
	2022	2021
Statutory rate	21.0 %	21.0 %
State tax	1.4 %	2.2 %
Valuation allowance	(9.1)%	(21.9)%
Other	(0.1)%	— %
Stock based compensation	(12.3)%	(0.6)%
Change in fair value of derivative liability	(2.7)%	— %
Transaction costs - Success based	1.8 %	— %
PPP Loan Forgiveness	— %	10.0 %
Total	— %	10.6 %

Wag! Group Co.
Notes to Consolidated Financial Statements

The significant components of the Company's deferred tax assets and liabilities were as follows (in thousands):

	Year Ended December 31,	
	2022	2021
Deferred tax assets:		
Net operating loss	$ 54,628	$ 52,373
Stock-based compensation	205	25
Charitable contributions	416	214
Accrued expenses	591	453
Capitalized research and development	1,249	—
Lease liability	218	—
Other	868	489
Total deferred tax assets	$ 58,175	$ 53,554
Deferred tax liabilities:		
Fixed assets	$ —	$ (20)
Right-of-use asset	(191)	
Intangibles assets	(713)	(731)
Total deferred tax liabilities	$ (904)	$ (751)
Valuation allowance	57,271	52,803
Net deferred tax taxes	$ —	$ —

The valuation allowance increased by $4.5 million for the year ended December 31, 2022, compared to the increase of $1.6 million for the year ended December 31, 2021. The Company believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realizability of the deferred tax assets such that a valuation allowance has been recorded. These factors include the Company's history of net losses since its inception. No uncertain tax positions have been identified.

As of December 31, 2022, the Company had U.S. federal and state net operating loss carryforwards of approximately $209 million and $178 million, respectively. The federal net operating loss carryforwards generated as of December 31, 2017 of $24.4 million will expire in 2037, while $184.6 million federal net operating loss carryforwards generated in post December 31, 2017 or later do not expire due to the provisions in the Tax Cuts and Jobs Act, but may only offset 80% of taxable income in periods of future utilization. The state net operating loss carryovers will begin to expire in 2038 and will continue to expire through 2042.

The Company has experienced ownership changes within the meaning of Sec. 382 of the Internal Revenue Code ("IRC") at various dates from 2015 through 2019. Based on the Sec. 382 study, the Company has determined that $35.3 million federal and $37.6 million California net operating losses are subject to Sec. 382 limitations, respectively.

The Company files returns with the U.S. federal government, and various state jurisdictions. The Company's returns have been, and could in the future, subject to examination which may, or may not, have an impact to the consolidated financial statements.

Wag! Group Co.
Notes to Consolidated Financial Statements

13. Loss per share

The following table shows the computation of basic and diluted earnings per share for December 31, 2022 and December 31, 2021 (in thousands, except share data):

	Year ended December 31,	
	2022	2021
Numerator:		
Net income (loss) attributable to common stockholders	$ (38,567)	$ (6,311)
Denominator:		
Weighted-average shares used in computing net loss per share attributable to common stockholders	18,641,076	5,742,807
Net loss per share attributable to common stockholders, basic and diluted	$ (2.07)	$ (1.10)

The potential shares of common stock that were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented because including them would have been anti-dilutive are as follows:

	Years ended December 31,	
	2022	2021
Series Seed convertible preferred shares	—	4,376,930
Series A convertible preferred shares	—	5,902,952
Series B convertible preferred shares	—	6,506,794
Series C convertible preferred shares	—	7,072,149
Series P convertible preferred shares	—	—
Earnout Shares	15,000,000	—
Options and RSUs issued and outstanding	11,388,842	7,537,744
Warrants issued and outstanding	18,291,741	88,756
Total	**44,680,583**	**31,485,325**

Earnout Shares are excluded from basic and diluted net loss per share as such shares are contingently issuable until the share price of the Company's common stock exceeds specified thresholds that have not been achieved as of December 31, 2022. For further information on Earnout Shares, see Note 3 - Business Combinations.

14. 401(k) Plan

In 2019, the Company adopted a 401(k) Plan that qualifies as a deferred salary arrangement under Section 401 of the IRC. Under the 401(k) Plan, participating employees may defer a portion of their pretax earnings not to exceed the maximum amount allowable. The Company incurred expenses related to the 401(k) match of $60 thousand during the year ended December 31, 2022, no amounts were contributed to the plan in 2022 but are expected to be contributed in the first quarter of 2023. The Company did not make any contributions to the plan during the year ended December 31, 2021.

15. Subsequent Events

Acquisition of Dog Food Advisor

On January 5, 2023, the Company announced the successful completion of its acquisition of Dog Food Advisor assets from Clicks and Traffic LLC ("Dog Food Advisor") for cash consideration of $9.0 million. The acquisition was previously announced on January 3, 2023 and will expand Wag!'s reach into the Pet Food and Treats market of the pet industry. As the transaction recently closed, the Company is in the process of

Wag! Group Co.
Notes to Consolidated Financial Statements

completing the purchase price accounting related to the business combination. We anticipate that a significant portion of the purchase consideration will be allocated to acquired intangible assets, specifically technology, and goodwill. We expect the preliminary purchase price accounting to be completed when all information on facts and circumstances that existed as of the acquisition date become available, but not to exceed 12 months following the acquisition date.

Expiration of Lock-Up Agreement

In connection with the Business Combination Agreement, on the Merger Date, CHW and certain Legacy Wag! stockholders entered into a lock-up agreement (the "Lock-Up Agreement"). Additionally, the Company's Bylaws provides for similar restrictions on other Legacy Wag! stockholders (collectively with the Lock-Up Agreement, the "Lock-Up Restrictions"). Pursuant to the Lock-Up Restrictions, such stockholders were subject to transfer restrictions during the period beginning on the Merger Date and ending on the date that is the earlier of (i) 180 days after the Merger Date and (ii) the date on which Wag! completes a liquidation, merger, capital stock exchange, reorganization or other similar transactions that result in all of Wag!'s stockholders having the right to exchange their shares for cash, securities or other property (the "Lock-Up Period").

On February 5, 2023, the Lock-Up Period expired and the Lock-Up Restrictions were removed.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosures

There is no information to report pursuant to Item 304(b) of Regulation S-K. The information required by Item 304(a) of Regulation S-K was previously reported under Item 4.01 of our Current Report on Form 8-K filed on August 9, 2022.

Item 9A. Controls and Procedures
Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer (who serve as our Principal Executive Officer and Principal Financial Officer), to allow timely decisions regarding required disclosure.

As required by Rules 13a-15 and 15d-15 under the Exchange Act, our Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2022. Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of the end of the period covered by this Annual Report on Form 10-K, were not effective in design and operation, as a result of the material weaknesses in our internal control over financial reporting described below.

Internal Control over Financial Reporting

In connection with the preparation of our consolidated financial statements as of and for the fiscal year ended December 31, 2022, we identified a material weakness in our internal control over financial reporting related to insufficient resources needed to fully implement our internal control risk assessment process, evaluate the technical accounting aspects of certain material transactions and effectively design and implement certain process level controls. We also identified a material weakness regarding the risk assessment process related to information technology general controls and activities of service organizations, the design and implementation of logical access, segregation of duties and program change controls and certain process level controls related to information used in the execution of those controls that impact our financial reporting processes.

We have begun implementing remedial measures, and while there can be no assurance that our efforts will be successful, we plan to remediate the material weaknesses. These plans include implementing technology, hiring personnel, and other activities, including engaging external resources.

As discussed elsewhere in this Annual Report, we completed the Business Combination ("Merger") on August 9, 2022. Prior to the Merger, our predecessor, CHW Acquisition Corp. ("CHW"), was a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or other similar business combination with one or more operating businesses. As a result, CHW's previously existing internal controls are no longer applicable or comprehensive enough as of the assessment date, as CHW's liabilities and operations prior to the Merger were insignificant compared to those of the consolidated entity post-Merger. The design of our internal controls over financial reporting post-Merger has required and will continue to require significant time and resources from management and other personnel.

This Annual Report does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of the company's registered public accounting firm due to a transition period established by rules of the SEC.

Item 9B. Other Information

None.
Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevents Inspections

Not applicable.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

Certain of the information called for by Item 10 will be set forth in the definitive proxy statement for the 2023 annual meeting of stockholders (the "Proxy Statement") to be filed by Wag! Group Co. with the Securities and Exchange Commission within 120 days after the end of the fiscal year covered by this Form 10-K under the captions and subcaptions "Board and Governance Matters", and "Director Nominees" and is incorporated herein by reference.

The Company has adopted a Code of Ethics for Senior Financial Officers, Corporate Governance Guidelines and Code of Business Conduct, which are applicable to all employees of the Company, including the principal executive officer, principal financial officer, and principal accounting officer. The Corporate Governance documents are available on the investor relations section of the Company's website at: https://investors.wag.co/corporate-governance/documents-charters.

Any waiver of, or material amendment to, the Code of Ethics and Business Conduct will be posted promptly to our web site in accordance with applicable Nasdaq and SEC rules.

Item 11. Executive Compensation

The information required by this item is incorporated by reference to our definitive proxy statement relating to the 2023 annual meeting of shareholders. The definitive proxy statement will be filed with the SEC within 120 days after December 31, 2022.

Item 12. Security Ownership of Certain Beneficial Owner and Management and Related Stockholder Matters

The information required by this item is incorporated by reference to our definitive proxy statement relating to the 2023 annual meeting of shareholders. The definitive proxy statement will be filed with the SEC within 120 days after December 31, 2022.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated by reference to our definitive proxy statement relating to the 2023 annual meeting of shareholders. The definitive proxy statement will be filed with the SEC within 120 days after December 31, 2022.

Item 14. Principal Accounting Fees and Services

The information required by this item is incorporated by reference to our definitive proxy statement relating to the 2023 annual meeting of shareholders. The definitive proxy statement will be filed with the SEC within 120 days after December 31, 2022.

Part IV

Item 15.Exhibits and Financial Statement Schedules.

(a) Exhibits.

The exhibits listed below are filed as part of this registration statement.

		Incorporated by Reference			
Exhibit Number	Description	Schedule/ Form	File No.	Exhibit	Filing Date
2.1+	Business Combination Agreement, dated as of February 2, 2022, by and among CHW Acquisition Corporation, Wag Labs, Inc. and the other parties hereto.	8-K	001-40764	2.1	February 3, 2022
3.1	Certificate of Incorporation of Wag! Group Co.	8-K	001-40764	3.2	August 15, 2022
3.2	Bylaws of Wag! Group Co.	8-K	001-40764	3.3	August 15, 2022
4.1	Warrant Agreement, dated as of August 30, 2021, by and between CHW and VStock Transfer LLC, as warrant agent.	S-4	333-263418	4.4	July 1, 2022
4.2*	Specimen Common Stock Certificate.				
4.3*	Specimen Warrant Certificate.				
4.4	Description of Securities.				
10.1	Lock-Up Agreement, dated as of February 2, 2022, by and among CHW Acquisition Corporation and each of the other parties signatories thereto.	8-K	001-40764	10.1	February 3, 2022
10.2	Amended and Restated Registration Rights Agreement dated August 9, 2022, by and among Wag! Group Co. and the other parties signatories thereto.	8-K	001-40764	10.2	August 15, 2022
10.3	CHW Founders Stock Letter, dated as of February 2, 2022, by and among the Sponsor, Jonah Raskas, Mark Grundman and CHW.	8-K	001-40764	10.6	February 3, 2022
10.4	PIPE and Backstop Subscription Agreement, dated as of February 2, 2022, by and between CHW and the other parties signatories thereto.	8-K	001-40764	10.3, 10.4, 10.5	February 3, 2022
10.5	Stockholder Support Agreement, dated as of February 2, 2022, by and among CHW Acquisition Corporation, Wag Labs, Inc. and the other parties signatories thereto.	8-K	001-40764	10.7	February 3, 2022
10.6#	Wag! Group Co. 2022 Omnibus Incentive Plan.	S-4/A	333-263418	10.6	May 10, 2022
10.7#	Wag! Group Co. 2022 Employee Stock Purchase Plan.	S-4/A	333-263418	10.7	May 10, 2022
+10.80	Financing Agreement, dated August 9, 2022, between Blue Torch Finance, LLC and Wag!	8-K	001-40764	10.6	August 15, 2022

Incorporated by Reference

Exhibit Number	Description	Schedule/ Form	File No.	Exhibit	Filing Date
+10.90	Security Agreement, dated August 9, 2022, between Blue Torch Finance, LLC and Wag! Group Co. and the other parties signatories thereto.	8-K	001-40764	10.8	August 15, 2022
+10.100	Warrant Agreement, dated August 9, 2022, between Blue Torch Capital LLC and Wag! Group Co.	8-K	001-40764	10.7	August 15, 2022
10.11	Form of Forward Share Purchase Agreement, dated August 5, 2022, by and between CHW and each of Milton Arbitrage Partners, LLC, MMCAP International Inc. SPC, Nautilus Master Fun, L.P., Polar Multi-Strategy master Fund and the other parties signatories thereto.	8-K	001-40764	10.1	August 8, 2022
10.12#	Form of Wag! Group Co. Director Offer Letter.				
10.13#	Form of Wag Labs, Inc. Earnout Letter.				
10.14*#	Form of Wag Labs, Inc. Executive Offer Letter.				
10.15*#	2020 Management Carve-out Bonus Plan of Wag Labs, Inc.				
10.16*#	2014 Equity Plan of Wag Labs, Inc.				
10.17*#	Form of 2014 Equity Plan Stock Option Grant Notice and Agreement (Installment Exercise) of Wag Labs, Inc.				
10.18*#	Form of 2014 Equity Plan Stock Option Grant Notice and Agreement (Early Exercise) of Wag Labs, Inc.				
10.19*#	Form of 2014 Equity Plan Restricted Stock Unit Grant Notice and Agreement of Wag Labs, Inc.				
16.2	Letter from Marcum LLP as to the change in certifying accountant, dated as of August 15, 2022.	8-K	001-40764	16.1	August 15, 2022
21.1	Subsidiaries of Wag! Group Co.	8-K	001-40764	21.1	August 15, 2022
23.1*	Consent of BDO USA, LLP, independent registered public accounting firm of Wag! Group Co.				
24.1*	Power of Attorney (included on signature page).				
31.1*	Certification of Principal Executive Officer Pursuant to Securities Exchange Act Rules 13a-14(a) and 15(d)-14(a), as adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				

Exhibit Number	Description	Incorporated by Reference			
		Schedule/ Form	File No.	Exhibit	Filing Date
31.2*	Certification of Principal Financial Officer Pursuant to Securities Exchange Act Rules 13a-14(a) and 15(d)-14(a), as adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				
32.1*	Certifications of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				
101.SCH	Inline XBRL Taxonomy Extension Schema Document.				
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.				
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.				
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.				
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.				
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)				

* Filed herewith.

# Indicates a management contract or compensatory plan, contract or arrangement.

\+ Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601. Wag! Group Co. agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

† Certain portions of this exhibit (indicated by asterisks) have been omitted pursuant to Item 601(b)(10) of Regulation S-K because they are both not material and are the type that Wag! Group Co. treats as private or confidential.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of San Francisco, State of California, on this 30th day of March 2023.

WAG! GROUP CO.

By: /s/ Garrett Smallwood

Garrett Smallwood

Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Garrett Smallwood, Alec Davidian and Nicholas Yu, and each one of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for them and in their name, place and stead, in any and all capacities, to sign any and all amendments to this annual report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Garrett Smallwood Garrett Smallwood	Chief Executive Officer and Director (Principal Executive Officer)	March 30, 2023
/s/ Alec Davidian Alec Davidian	Chief Financial Officer (Principal Financial and Accounting Officer)	March 30, 2023
/s/ Nicholas Yu Nicholas Yu	General Counsel	March 30, 2023
/s/ Roger Lee Roger Lee	Director	March 30, 2023
/s/ Melinda Chelliah Melinda Chelliah	Director	March 30, 2023
/s/ Jocelyn Mangan Jocelyn Mangan	Director	March 30, 2023
/s/ Brian Yee Brian Yee	Director	March 30, 2023
/s/ Kimberly A. Blackwell Kimberly A. Blackwell	Director	March 30, 2023
/s/ Sheila Lirio Marcelo Sheila Lirio Marcelo	Director	March 30, 2023

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Wag! Group Co.
San Francisco, CA

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-268620) of Wag! Group Co. of our report dated March 30, 2023, relating to the consolidated financial statements, which appears in this Annual Report on Form 10-K.

/s/ BDO USA, LLP
Chicago, Illinois
March 30, 2023

Exhibit 31.1

**CERTIFICATION PURSUANT TO RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES
EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY
ACT OF 2002**

I, Garrett Smallwood, certify that:

1. I have reviewed this Annual Report on Form 10-K of Wag! Group Co.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) (Paragraph omitted pursuant to SEC release Nos. 33-8238/34-47986 and 33-8392/34-49313);

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

March 30, 2023	By: /s/ Garrett Smallwood
	Name: Garrett Smallwood
	Title: Chief Executive Officer and Chairman
	(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION PURSUANT TO RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Alec Davidian, certify that:

1. I have reviewed this Annual Report on Form 10-K of Wag! Group Co.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) (Paragraph omitted pursuant to SEC release Nos. 33-8238/34-47986 and 33-8392/34-49313);

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

March 30, 2023	By: /s/ Alec Davidian
	Name: Alec Davidian
	Title: Chief Financial Officer
	(Principal Financial and Accounting Officer)

Exhibit 32.1

**CERTIFICATION OF THE CHIEF FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. § 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Quarterly Report of Wag! Group Co. (the "Company") on Form 10-K for the annual period ended December 31, 2022, as filed with the Securities and Exchange Commission (the " Report"), we, Garrett Smallwood, Chief Executive Officer and Chairman of the Company, and Alec Davidian, Chief Financial Officer of the Company, each certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of our knowledge:

1. The Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 30, 2023

By: /s/ Alec Davidian

Alec Davidian

Chief Financial Officer

(Principal Financial and Accounting Officer)

By: /s/ Garrett Smallwood

Garrett Smallwood

Chief Executive Officer and Chairman

(Principal Executive Officer)